UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 28, 2021

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: July 28, 2021

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Barclays PLC

Interim Results Announcement

30 June 2021

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839.

Notes

The terms Barclays or Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the six months ended 30 June 2021 to the corresponding six months of 2020 and balance sheet analysis as at 30 June 2021 with comparatives relating to 31 December 2020 and 30 June 2020. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

 Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/investor-relations/reports-and-events/latest-financial-results.

The information in this announcement, which was approved by the Board of Directors on 27 July 2021, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2020, which contained an unmodified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished as a Form 6-K to the US Securities and Exchange Commission (SEC) as soon as practicable following their publication. Once furnished with the SEC, a copy of the Form 6-K will be available from the SEC’s website at www.sec.gov.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Non-IFRS performance measures

Barclays management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 97 to102 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by members of the management of the Group (including, without limitation, during management presentations to financial analysts) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, capital distributions (including dividend pay-out ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets, estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. The forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by changes in legislation, the development of standards and interpretations under IFRS, including evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, the Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entity within the Group or any securities issued by such entities; direct and indirect impacts of the coronavirus (COVID-19) pandemic; instability as a result of the UK’s exit from the European Union (“EU”), the effects of the EU-UK Trade and Cooperation Agreement and the disruption that may subsequently result in the UK and globally; the risk of cyber-attacks, information or security breaches or technology failures on the Group’s reputation, business or operations; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual financial position, future results, capital distributions, capital, leverage or other regulatory ratios or other financial and non-financial metrics or performance measures may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in Barclays PLC’s filings with the SEC (including, without limitation, Barclays PLC’s Annual Report on Form 20-F for the fiscal year ended 31 December 2020 and Interim Results Announcement for the six months ended 30 June 2021 filed on Form 6-K), which are available on the SEC’s website at www.sec.gov.

Subject to Barclays’ obligations under the applicable laws and regulations of any relevant jurisdiction, (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Performance Highlights

Group return on tangible equity (RoTE) of 16.4% for H121. Announced increased capital distributions, with half year dividend of 2.0p per share and intend to initiate a further share buyback of up to £500m

Barclays delivered a strong Group profit before tax in H121 of £5.0bn (H120: £1.3bn) and attributable profit of £3.8bn (H120: £0.7bn). This delivered a RoTE of 16.4% (H120: 2.9%) and earnings per share (EPS) of 22.2p (H120: 4.0p)

Income	Group income of £11.3bn down 3% versus prior year reflecting currency headwinds
	●	Barclays International income of £8.2bn, down 5% versus prior year
Resilient income as the Group continues to benefit from diversified income streams		–	Corporate and Investment Bank (CIB) income of £6.6bn, down 5% with strong Equities and Investment Banking fees performance, up 38% and 27% respectively, whilst FICC was down 37% versus a strong H120
		–	Consumer, Cards and Payments (CC&P) income of £1.6bn, down 4% primarily reflecting lower interest earning US cards balances
●
Barclays UK income of £3.2bn increased 1% reflecting strong mortgages performance with record net balance growth of £6.9bn, partially offset by lower interest earning UK cards balances and the effect of lower interest rates

	●	Excluding the impact of the 10% depreciation of average USD against GBP, Group income was up versus prior year
Credit impairment	Group credit impairment net release of £0.7bn (H120: £3.7bn charge)
Improved macroeconomic outlook and benign credit environment	●
The net release included a reversal of £1.1bn in non-default charges, primarily reflecting the improved macroeconomic outlook. Excluding this reversal, the charge was £0.4bn, reflecting reduced unsecured lending balances and the benign credit environment

Costs	Group total operating expenses of £7.2bn up 10% versus prior year, resulting in a cost: income ratio of 64% (H120: 57%)
Investing for income growth whilst taking structural cost actions	●
Total operating expenses included structural cost actions of £321m (H120: £78m), primarily related to the real estate review in Q221, higher performance costs reflective of improved returns, and continued investment and business growth, partially offset by the benefit from the depreciation of average USD against GBP and efficiency savings

Capital / capital distributions	Common equity tier 1 (CET1) ratio of 15.1%, in line with December 2020
Announced increased capital distributions	●	Half year dividend of 2.0p (H120: 0p) per share to be paid on 17 September 2021
	●	Completed £700m share buyback in April
	●	Intend to initiate a further share buyback of up to £500m, which would have an effect of 17bps on the CET1 ratio

Q221 performance

Q221 performance Robust performance, with profitability benefiting from a credit impairment net release and the upwards re-measurement of UK DTAs	Q221 Group profit before tax of £2.6bn (Q220: £0.4bn), RoTE of 18.1% (Q220: 0.7%) and EPS of 12.3p (Q220: 0.5p)
●
Q221 Group income of £5.4bn, up 1% versus prior year despite currency headwinds. Barclays International income of £3.8bn was down 5% versus prior year, reflecting CIB income of £3.0bn, down 10% versus prior year and CC&P income of £0.8bn, up 21% versus prior year driven by a valuation loss in 2020. Barclays UK income of £1.6bn was up 11% versus prior year

●
Q221 Group credit impairment net release of £0.8bn (Q220: £1.6bn charge), reflecting a reversal of £1.0bn in non-default charges, primarily reflecting the improved macroeconomic outlook. Excluding this reversal, the charge was £0.2bn, which is broadly aligned with prior quarter

	●	Q221 Group total operating expenses of £3.7bn, up £0.3bn versus prior year, reflecting structural cost actions
	●	Q221 attributable profit of £2.1bn (Q220: £0.1bn), which included an income statement tax benefit of £0.4bn on the upwards re-measurement of UK deferred tax assets (DTAs)
	●	The CET1 ratio as at June 2021 was 15.1%, up 50bps in the quarter, driven by profits and lower Risk Weighted Assets (RWAs)

Group outlook and targets

Outlook Whilst the macroeconomic environment has improved, the outlook remains uncertain and subject to change depending on the evolution and persistence of the COVID-19 pandemic	Returns
	●	Expect to deliver a RoTE above 10% in 2021

Impairment
●
The quarterly impairment run rate is expected to remain below historical levels in coming quarters given reduced unsecured lending balances and the improved macroeconomic outlook, acknowledging the continuing uncertainty

Costs
	●	FY21 costs, excluding structural cost actions and performance costs, are expected to be broadly in line with FY201
	●	Total full year 2021 costs are expected to be above 2020, due to higher structural cost actions, including a real estate charge in Q221, and higher performance costs, reflecting improved returns

Capital
●
FY21 CET1 ratio is expected to remain above the target range of 13-14%, given the economic environment remains uncertain and capital headwinds in 2022, including the c.40bps impact from the reversal of software amortisation benefit from 1 January 2022

Capital returns
	●	Barclays’ capital returns policy incorporates a progressive ordinary dividend, supplemented by additional cash returns, including share buybacks as and when appropriate
	●	Dividends will continue to be paid semi-annually, with the half year dividend expected to represent, under normal circumstances, around one-third of the total dividend for the year
Targets	Continue to target the following over the medium term:
	●	Returns: RoTE of greater than 10%
	●	Cost efficiency: Cost: income ratio below 60%
	●	Capital adequacy: CET1 ratio in the range of 13-14%

1	Group cost outlook is based on an average rate of 1.38 (USD/GBP) in H221 and subject to foreign currency movements.

Barclays Group results for the half year ended
	30.06.21	30.06.20
	£m	£m	% Change
Net interest income	3,903	4,223	(8)
Net fee, commission and other income	7,412	7,398
Total income	11,315	11,621	(3)
Credit impairment releases/(charges)	742	(3,738)
Net operating income	12,057	7,883	53
Operating expenses	(7,132)	(6,563)	(9)
Litigation and conduct	(99)	(30)
Total operating expenses	(7,231)	(6,593)	(10)
Other net income/expenses	153	(18)
Profit before tax	4,979	1,272
Tax charge	(759)	(113)
Profit after tax	4,220	1,159
Non-controlling interests	(19)	(37)	49
Other equity instrument holders	(389)	(427)	9
Attributable profit	3,812	695

Performance measures
Return on average tangible shareholders' equity	16.4%	2.9%
Average tangible shareholders' equity (£bn)	46.5	48.6
Cost: income ratio	64%	57%
Loan loss rate (bps)	—	207
Basic earnings per share	22.2p	4.0p
Dividend per share	2.0p	—
Basic weighted average number of shares (m)	17,140	17,294
Period end number of shares (m)	16,998	17,345
Share buyback announced (£m)	500	—
Total payout equivalent per share	4.9p	—

	As at 30.06.21	As at 31.12.20	As at 30.06.20
Balance sheet and capital management1	£bn	£bn	£bn
Loans and advances at amortised cost	348.5	342.6	354.9
Loans and advances at amortised cost impairment coverage ratio	1.8%	2.4%	2.5%
Deposits at amortised cost	500.9	481.0	466.9
Tangible net asset value per share	281p	269p	284p
Common equity tier 1 ratio	15.1%	15.1%	14.2%
Common equity tier 1 capital	46.2	46.3	45.4
Risk weighted assets	306.4	306.2	319.0
Average UK leverage ratio	4.8%	5.0%	4.7%
UK leverage ratio	5.0%	5.3%	5.2%

Funding and liquidity
Group liquidity pool (£bn)	291	266	298
Liquidity coverage ratio	162%	162%	186%
Loan: deposit ratio	70%	71%	76%

1	Refer to pages 54 to 60 for further information on how capital, RWAs and leverage are calculated.

Group Chief Executive Officer’s Review

 “This has been a strong first half, clearly demonstrating the benefits of our resilient and diversified universal bank in supporting the growth of capital markets, our corporate clients and retail customers. Barclays UK, and the CIB and CC&P businesses within Barclays International have all delivered strong double-digit RoTE. Our investment banking fees and equities businesses have delivered record income1, and we are seeing encouraging signs of recovery in consumer banking. Our profitability, strong capital position and balance sheet have enabled us to increase capital distributions to shareholders.

We are starting to see the resurgence of activity across our businesses, with Group income up on the same period last year when excluding the impact of FX movements. Our CIB business is well-positioned to benefit from continued growth in debt and equity capital markets, with Global Markets and Investment Banking fees income up 36% since 2019, and our strong retail businesses are poised to support and benefit from a consumer recovery.

We are also continuing to build our presence where we see further opportunities to scale, by organically growing our own products and service, and by partnering. Whilst we continue to develop our leading payments services including our new Barclays Cubed platform, we are also able to partner with major businesses in our US consumer banking business. In CIB, we are enhancing our ability to compete for client business with a stronger product and service set, from transaction banking to our equity franchise, alongside a build-out of our sectoral expertise in healthcare, technology and sustainability.

We will continue to invest behind those opportunities we see for growing income and returns across our businesses, whilst also driving efficiencies and savings across Barclays. Excluding performance costs and structural cost actions, costs in 2021 will be broadly in line with 20202.

Against this backdrop of economic recovery, our robust approach to risk management means we are making a net impairment release of £0.7bn versus a charge of £3.7bn in H120. We also delivered a CET1 ratio of 15.1%, and increased capital distributions, with the announcement of a half year dividend of 2 pence per share, alongside the intention to initiate a share buyback of up to £500m. This is in addition to the £700m share buyback completed in April.

Alongside the role we play in supporting economic growth, we are firmly focused on our wider societal responsibilities. We continue to drive hard on our ambition to be a net zero bank, and support the aims of the Paris Agreement, already having provided nearly half of our £100bn green financing commitment through our capital markets and lending expertise. We continue to develop our ability to measure our financed emissions and track them at a portfolio level through our unique BlueTrack TM methodology.

We have also demonstrated our ability, and willingness, to support customers and clients through the pandemic, and we are mindful that this support will need to continue as we see the pandemic subside.

Taken together, we continue to invest behind opportunities for growth, manage our capital and balance sheet conservatively, and focus on our role in society. With a first half profit before tax of £5bn, quadruple the same period last year, and a RoTE of 16.4%, this is a good first half performance. It provides a strong platform on which to build in the second half, and to deliver a full year RoTE in excess of 10%.”

James E Staley, Group Chief Executive Officer

1	Period covering Q114 - Q221. Pre 2014 financials were not restated following re-segmentation in Q116.
2	Group cost outlook is based on an average rate of 1.38 (USD/GBP) in H221 and subject to foreign currency movements.

Group Finance Director’s Review

Group performance

●
Barclays delivered a profit before tax of £4,979m (H120: £1,272m), RoTE of 16.4% (H120: 2.9%), and EPS of 22.2p (H120: 4.0p). Profitability benefitted from a credit impairment net release and the upwards re-measurement of UK DTAs. The 10% depreciation of average USD against GBP adversely impacted income and profits and positively impacted total operating expenses

●
Total income decreased to £11,315m (H120: £11,621m). Barclays UK income increased 1%. Barclays International income decreased 5%, with CIB income down 5% and CC&P income down 4%. Excluding the impact of the 10% depreciation of average USD against GBP, total income was up, reflecting the Group’s diversified income streams

●
Credit impairment net release of £742m (H120: £3,738m charge) driven by an improved macroeconomic outlook used in the Q221 scenario refresh, lower unsecured lending balances and a benign credit environment. Barclays has maintained and refined management judgements in respect of customers and clients considered to be potentially more vulnerable as government and other support schemes start to reduce. The reduction in unsecured lending balances and growth in secured balances, with the mix impact contributing to a decrease in the Group’s loan coverage ratio to 1.8% (December 2020: 2.4%), with an unsecured loan coverage ratio at 10.2% (December 2020: 12.3%) and wholesale loan coverage ratio at 1.1% (December 2020: 1.5%)

●
Total operating expenses increased 10% to £7,231m, due to structural cost actions of £321m primarily relating to the real estate review, higher performance costs that reflect improvement in returns, and continued investment and business growth, partially offset by efficiency savings. This resulted in a cost: income ratio of 64% (H120: 57%)

●
The effective tax rate was 15.2% (H120: 8.9%). This reflects the £392m tax benefit recognised for the re-measurement of the Group’s UK DTAs as a result of the UK corporation tax rate increase from 19% to 25% from 1 April 2023

●	Attributable profit was £3,812m (H120: £695m)
●	As a result of the share buyback completed in April, the period end number of shares was 16,998m (December 2020: 17,359m)
●
Total assets increased to £1,376bn (December 2020: £1,350bn) primarily due to a £26bn increase in cash at central banks, a £19bn increase in trading portfolio assets due to increased activity and a £19bn increase in financial assets at fair value due to an increase in secured lending, partially offset by a £46bn decrease in derivative assets driven by an increase in major interest rate curves

●	Tangible net asset value (TNAV) per share increased to 281p (December 2020: 269p) primarily reflecting 22.2p of EPS, partially offset by negative reserve movements

Group capital and leverage

●	The CET1 ratio remained stable at 15.1% (December 2020: 15.1%)
–
CET1 capital reduced by £0.1bn to £46.2bn (December 2020: £46.3bn) as profit before tax of £5.0bn was offset by the removal of temporary regulatory supporting measures introduced in 2020, dividends paid and foreseen and pensions deficit contribution payments. The £1.1bn release of non-defaulted credit impairment was more than offset by a reduction in IFRS 9 transitional relief which also decreased due to impairment migrations from stage 2 to stage 3 and the relief on the pre-2020 impairment charge reducing from 70% to 50% in 2021

–
RWAs remained broadly stable at £306.4bn (December 2020: £306.2bn) primarily due to increased client and trading activity within CIB and growth in mortgages within Barclays UK, partially offset by lower consumer lending

●
The average UK leverage ratio decreased to 4.8% (December 2020: 5.0%). The average leverage exposure increased by £45.1bn to £1,192.0bn (December 2020: £1,146.9bn) largely driven by an increase in securities financing transactions (SFTs), trading portfolio assets (TPAs) and potential future exposure (PFE) on derivatives

Group funding and liquidity

●
The liquidity pool was £291bn (December 2020: £266bn) and the liquidity coverage ratio remained significantly above the 100% regulatory requirement at 162% (December 2020: 162%), equivalent to a surplus of £108bn (December 2020: £99bn). The increase in the pool is driven by continued deposit growth, further borrowing from the Bank of England’s Term Funding Scheme with additional incentives for SMEs and a seasonal increase in short-term wholesale funding, which were partly offset by an increase in business funding consumption

●
Wholesale funding outstanding, excluding repurchase agreements, was £158.7bn (December 2020: £145.0bn). The Group issued £5.9bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company) during the year. The Group is well advanced in its MREL issuance plans relative to the estimated 1 January 2022 requirement

Capital distributions

●
Barclays understands the importance of delivering attractive total cash returns to shareholders. Barclays is therefore committed to maintaining an appropriate balance between total cash returns to shareholders, investment in the business and maintaining a strong capital position. Going forward, Barclays intends to pay a progressive ordinary dividend, taking into account these objectives and the earnings outlook of the Group. It is also the Board’s intention to continue to supplement the ordinary dividends with additional cash returns, including share buybacks, to shareholders as and when appropriate

●
Barclays will pay a half year dividend per share of 2.0p on 17 September 2021, and intends to initiate a share buyback of up to £500m which is expected to commence in Q321. This is in addition to the £700m share buyback completed in April

●	The Board will assess the appropriate level and form of capital distributions as the year progresses
●	Dividends will continue to be paid semi-annually, with the half year dividend expected to represent, under normal circumstances, around one-third of the total dividend for the year

Tushar Morzaria, Group Finance Director

Results by Business

Barclays UK	Half year ended	Half year ended
	30.06.21	30.06.20
Income statement information	£m	£m	% Change
Net interest income	2,586	2,637	(2)
Net fee, commission and other income	613	534	15
Total income	3,199	3,171	1
Credit impairment releases/(charges)	443	(1,064)
Net operating income	3,642	2,107	73
Operating expenses	(2,114)	(2,041)	(4)
Litigation and conduct	(22)	(11)
Total operating expenses	(2,136)	(2,052)	(4)
Other net income	—	13
Profit before tax	1,506	68
Attributable profit	1,019	52

	As at 30.06.21	As at 31.12.20	As at 30.06.20
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	207.8	205.4	202.0
Total assets	311.2	289.1	287.6
Customer deposits at amortised cost	255.5	240.5	225.7
Loan: deposit ratio	87%	89%	92%
Risk weighted assets	72.2	73.7	77.9
Period end allocated tangible equity	9.9	9.7	10.3

	Half year ended	Half year ended
Key facts	30.06.21	30.06.20
Average loan to value of mortgage portfolio1	51%	52%
Average loan to value of new mortgage lending1	69%	68%
Number of branches	755	904
Mobile banking active customers	9.4m	8.7m
30 day arrears rate - Barclaycard Consumer UK	1.4%	2.0%

Performance measures
Return on average allocated tangible equity	20.6%	1.0%
Average allocated tangible equity (£bn)	9.9	10.2
Cost: income ratio	67%	65%
Loan loss rate (bps)	—	101
Net interest margin	2.54%	2.69%

1	Average loan to value of mortgages is balance weighted and reflects both residential and buy-to-let (BTL) mortgage portfolios within the Home Loans portfolio.

Analysis of Barclays UK	Half year ended	Half year ended
	30.06.21	30.06.20
Analysis of total income	£m	£m	% Change
Personal Banking	1,910	1,794	6
Barclaycard Consumer UK	605	803	(25)
Business Banking	684	574	19
Total income	3,199	3,171	1

Analysis of credit impairment releases/(charges)
Personal Banking	50	(264)
Barclaycard Consumer UK	398	(697)
Business Banking	(5)	(103)
Total credit impairment releases/(charges)	443	(1,064)

	As at 30.06.21	As at 31.12.20	As at 30.06.20
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Personal Banking	162.4	157.3	154.9
Barclaycard Consumer UK	8.8	9.9	11.5
Business Banking	36.6	38.2	35.6
Total loans and advances to customers at amortised cost	207.8	205.4	202.0

Analysis of customer deposits at amortised cost
Personal Banking	191.0	179.7	169.6
Barclaycard Consumer UK	0.1	0.1	0.1
Business Banking	64.4	60.7	56.0
Total customer deposits at amortised cost	255.5	240.5	225.7

Barclays UK delivered a RoTE of 20.6% including the benefit from a net impairment release following an improved UK macroeconomic outlook. Income increased 1% reflecting strong growth in mortgage balances of £6.9bn at improved margins, despite a £1.5bn reduction in unsecured lending balances. Barclays UK grew deposits by £15.0bn, further strengthening the liquidity position reflected in the loan: deposit ratio of 87%, 2% lower than FY20.

Income statement – H121 compared to H120

●	Profit before tax increased to £1,506m (H120: £68m). RoTE was 20.6% (H120: 1.0%) reflecting materially lower credit impairment charges
●	Total income increased 1% to £3,199m. Net interest income reduced 2% to £2,586m with a net interest margin (NIM) of 2.54% (H120: 2.69%). Net fee, commission and other income increased 15% to £613m
–
Personal Banking income increased 6% to £1,910m, reflecting strong growth in mortgages alongside improved margins, balance growth in deposits and the non-recurrence of COVID-19 customer support actions, partially offset by deposit margin compression from lower interest rates and lower unsecured lending balances

	–	Barclaycard Consumer UK income decreased 25% to £605m as reduced borrowing and continued payments by customers resulted in a lower level of interest earning lending (IEL) balances
–
Business Banking income increased 19% to £684m due to lending and deposit balance growth from £12.1bn of government scheme lending and the non-recurrence of COVID-19 and related customer support actions, partially offset by deposit margin compression from lower interest rates

●
Credit impairment net release of £443m (H120: £1,064m charge) was driven by an improved macroeconomic outlook used in the Q221 scenario refresh. The primary driver is a reduction in the anticipated peak of UK unemployment with the majority of this provision release in UK cards and personal loans. As at 30 June 2021, 30 and 90 day arrears rates in UK cards were 1.4% (H120: 2.0%) and 0.6% (H120: 1.0%) respectively

●
Total operating expenses increased 4% to £2,136m reflecting investment spend and higher operational and customer service costs, including ongoing financial assistance, partially offset by efficiency savings

Balance sheet – 30 June 2021 compared to 31 December 2020

●
Loans and advances to customers at amortised cost increased 1% to £207.8bn predominantly from £6.9bn of mortgage growth following continued strong flow of new applications as well as strong customer retention, offset by a £1.8bn decrease in the Education, Social Housing and Local Authority (ESHLA) portfolio and £1.5bn lower unsecured lending balances, albeit loans and advances in Barclaycard Consumer UK stabilised in Q221

●
Customer deposits at amortised cost increased 6% to £255.5bn reflecting an increase of £11.3bn and £3.7bn in Personal Banking and Business Banking respectively, further strengthening the liquidity position and contributing to a loan: deposit ratio of 87% (December 2020: 89%)

●	RWAs decreased to £72.2bn (December 2020: £73.7bn) driven by a reduction in unsecured lending and ESHLA, partially offset by growth in mortgages

Barclays International	Half year ended	Half year ended
	30.06.21	30.06.20
Income statement information	£m	£m	% Change
Net interest income	1,559	1,845	(16)
Net trading income	3,389	4,020	(16)
Net fee, commission and other income	3,270	2,789	17
Total income	8,218	8,654	(5)
Credit impairment releases/(charges)	293	(2,619)
Net operating income	8,511	6,035	41
Operating expenses	(4,606)	(4,405)	(5)
Litigation and conduct	(84)	(11)
Total operating expenses	(4,690)	(4,416)	(6)
Other net income	22	10
Profit before tax	3,843	1,629
Attributable profit	2,698	997

	As at 30.06.21	As at 31.12.20	As at 30.06.20
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	121.9	122.7	138.1
Trading portfolio assets	147.1	127.7	109.5
Derivative financial instrument assets	255.4	301.8	306.8
Financial assets at fair value through the income statement	190.4	170.7	154.3
Cash collateral and settlement balances	108.5	97.5	130.8
Other assets	223.5	221.4	236.3
Total assets	1,046.8	1,041.8	1,075.8
Deposits at amortised cost	245.4	240.5	241.2
Derivative financial instrument liabilities	246.9	300.4	307.6
Loan: deposit ratio	50%	51%	57%
Risk weighted assets	223.2	222.3	231.2
Period end allocated tangible equity	31.8	30.2	31.6

	Half year ended	Half year ended
Performance measures	30.06.21	30.06.20
Return on average allocated tangible equity	16.7%	6.2%
Average allocated tangible equity (£bn)	32.3	32.4
Cost: income ratio	57%	51%
Loan loss rate (bps)	—	368
Net interest margin	3.95%	3.67%

Analysis of Barclays International
Corporate and Investment Bank	Half year ended	Half year ended
	30.06.21	30.06.20
Income statement information	£m	£m	% Change
Net interest income	640	669	(4)
Net trading income	3,411	4,043	(16)
Net fee, commission and other income	2,522	2,221	14
Total income	6,573	6,933	(5)
Credit impairment releases/(charges)	272	(1,320)
Net operating income	6,845	5,613	22
Operating expenses	(3,509)	(3,370)	(4)
Litigation and conduct	(2)	(3)	33
Total operating expenses	(3,511)	(3,373)	(4)
Other net income	1	3	(67)
Profit before tax	3,335	2,243	49
Attributable profit	2,312	1,514	53

	As at 30.06.21	As at 31.12.20	As at 30.06.20
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	91.0	92.4	104.9
Trading portfolio assets	147.0	127.5	109.3
Derivative financial instrument assets	255.3	301.7	306.7
Financial assets at fair value through the income statement	190.3	170.4	153.7
Cash collateral and settlement balances	107.7	96.7	129.7
Other assets	192.5	194.9	205.5
Total assets	983.8	983.6	1,009.8
Deposits at amortised cost	178.2	175.2	173.9
Derivative financial instrument liabilities	246.8	300.3	307.6
Risk weighted assets	194.3	192.2	198.3

	Half year ended	Half year ended
Performance measures	30.06.21	30.06.20
Return on average allocated tangible equity	16.3%	11.0%
Average allocated tangible equity (£bn)	28.3	27.7
Cost: income ratio	53%	49%

Analysis of total income	£m	£m	% Change
FICC	2,099	3,326	(37)
Equities	1,709	1,238	38
Global Markets1	3,808	4,564	(17)
Advisory	381	239	59
Equity capital markets	469	247	90
Debt capital markets	882	881
Investment Banking fees1	1,732	1,367	27
Corporate lending	244	172	42
Transaction banking	789	830	(5)
Corporate	1,033	1,002	3
Total income	6,573	6,933	(5)

1	Previously labelled as “Markets” and “Banking fees”.

Analysis of Barclays International
Consumer, Cards and Payments	Half year ended	Half year ended
	30.06.21	30.06.20
Income statement information	£m	£m	% Change
Net interest income	919	1,176	(22)
Net fee, commission, trading and other income	726	545	33
Total income	1,645	1,721	(4)
Credit impairment releases/(charges)	21	(1,299)
Net operating income	1,666	422
Operating expenses	(1,097)	(1,035)	(6)
Litigation and conduct	(82)	(8)
Total operating expenses	(1,179)	(1,043)	(13)
Other net income	21	7
Profit/(loss) before tax	508	(614)
Attributable profit/(loss)	386	(517)

	As at 30.06.21	As at 31.12.20	As at 30.06.20
Balance sheet information	£bn	£bn	£bn
Loans and advances at amortised cost	30.9	30.3	33.2
Total assets	63.0	58.2	66.0
Deposits at amortised cost	67.2	65.3	67.3
Risk weighted assets	29.0	30.1	32.9

	Half year ended	Half year ended
Key facts	30.06.21	30.06.20
30 day arrears rate – Barclaycard US	1.6%	2.4%
US cards customer FICO score distribution
<660	10%	14%
>660	90%	86%
Total number of Barclaycard payments clients	c.372,000	c.368,000
Value of payments processed (£bn)1	160	156

Performance measures
Return on average allocated tangible equity	19.1%	(21.9)%
Average allocated tangible equity (£bn)	4.0	4.7
Cost: income ratio	72%	61%
Loan loss rate (bps)	—	714

	Half year ended	Half year ended
	30.06.21	30.06.20
Analysis of total income	£m	£m	% Change
International Cards and Consumer Bank	1,050	1,257	(16)
Private Bank	393	362	9
Unified Payments	202	102	98
Total income	1,645	1,721	(4)

1	Includes £129bn (H120: £124bn) of merchant acquiring payments.

Barclays International delivered a RoTE of 16.7% reflecting the benefits of a diversified business. CIB delivered a RoTE of 16.3% reflecting a strong performance in Equities and Investment Banking fees, offset by a decrease in FICC against a very strong H120 comparative. CC&P RoTE improved significantly to 19.1% as a decline in income, reflecting lower cards balances, was more than offset by an improvement in impairment.

Income statement – H121 compared to H120

●	Profit before tax increased 136% to £3,843m with a RoTE of 16.7% (H120: 6.2%), reflecting a RoTE of 16.3% (H120: 11.0%) in CIB and 19.1% (H120: (21.9)%) in CC&P
●	The 10% depreciation of average USD against GBP adversely impacted income and profits and positively impacted total operating expenses
●	Total income decreased to £8,218m (H120: £8,654m)
	–	CIB income decreased 5% to £6,573m
–
Global Markets income decreased 17% to £3,808m as a strong performance in Equities, representing the best ever first half of the year on a comparable basis1, was more than offset by FICC. Equities income increased 38% to £1,709m driven by derivatives, reflecting strong client activity, and financing through increased client balances. FICC income decreased 37% to £2,099m due to tighter spreads and the non-recurrence of H120 client activity levels

–
Investment Banking fees income, representing the best ever first half of the year on a comparable basis1, increased 27% to £1,732m driven by a strong performance in Equity capital markets and Advisory reflecting an increase in the fee pool and an increased market share2

–
Within Corporate, Transaction banking income decreased 5% to £789m as deposit balance growth was more than offset by margin compression. Corporate lending income increased by 42% to £244m driven by the non-recurrence of losses on the mark-to-market of lending and related hedge positions partially offset by a current year write-off on a single name

	–	CC&P income decreased 4% to £1,645m
		–	International Cards and Consumer Bank income decreased 16% to £1,050m reflecting lower cards balances
		–	Private Bank income increased 9% to £393m, which included a gain on a property sale
–
Unified Payments income increased 98% to £202m driven by the non-recurrence of a c.£100m valuation loss on Barclays’ preference shares in Visa Inc. resulting from the Q220 Supreme Court ruling concerning charges paid by merchants

●	Credit impairment net release of £293m (H120: £2,619m charge) was driven by an improved macroeconomic outlook used in the Q221 scenario refresh
	–	CIB credit impairment net release of £272m (H120: £1,320m charge), supported by a benign credit risk environment and limited single name wholesale loan charges
–
CC&P credit impairment net release of £21m (H120: £1,299m charge) partially driven by lower delinquencies and customer repayments. As at 30 June 2021, 30 and 90 day arrears in US cards were 1.6% (H120: 2.4%) and 0.9% (H120: 1.4%) respectively

●	Total operating expenses increased 6% to £4,690m
	–	CIB total operating expenses increased 4% to £3,511m due to higher performance costs that reflected an improvement in returns
	–	CC&P total operating expenses increased 13% to £1,179m driven by the impact of higher investment spend, including marketing, and customer remediation costs related to a legacy portfolio

Balance sheet – 30 June 2021 compared to 31 December 2020

●	Trading portfolio assets increased £19.4bn to £147.1bn due to increased activity
●	Derivative financial instruments assets decreased £46.4bn and liabilities decreased £53.5bn to £255.4bn and £246.9bn respectively, driven by an increase in major interest rate curves
●	Financial assets at fair value through the income statement increased £19.7bn to £190.4bn driven by increased secured lending
●	Cash collateral and settlements balances increased £11.0bn to £108.5bn due to increased client activity
●	Deposits at amortised cost increased £4.9bn to £245.4bn due to clients increasing liquidity
●	RWAs increased to £223.2bn (December 2020: £222.3bn) primarily due to increased client and trading activity within CIB, partially offset by the depreciation of period end EUR and USD against GBP

1	Period covering Q114 – Q221. Pre 2014 financials were not restated following re-segmentation in Q116.
2	Data source: Dealogic for the period covering 1 January to 30 June 2021.

Head Office	Half year ended	Half year ended
	30.06.21	30.06.20
Income statement information	£m	£m	% Change
Net interest income	(242)	(259)	7
Net fee, commission and other income	140	55
Total income	(102)	(204)	50
Credit impairment releases/(charges)	6	(55)
Net operating income	(96)	(259)	63
Operating expenses	(412)	(117)
Litigation and conduct	7	(8)
Total operating expenses	(405)	(125)
Other net income/(expenses)	131	(41)
Loss before tax	(370)	(425)	13
Attributable profit/(loss)	95	(354)

	As at 30.06.21	As at 31.12.20	As at 30.06.20
Balance sheet information	£bn	£bn	£bn
Total assets	18.3	18.6	21.7
Risk weighted assets	11.1	10.2	9.9
Period end allocated tangible equity	5.9	6.8	7.4

	Half year ended	Half year ended
Performance measures	30.06.21	30.06.20
Average allocated tangible equity (£bn)	4.3	6.0

Income statement – H121 compared to H120

●	Loss before tax was £370m (H120: £425m)
●
Total income was an expense of £102m (H120: £204m), which primarily reflected hedge accounting, funding costs on legacy capital instruments and treasury items, partially offset by mark-to-market gains on legacy investments

●
Credit impairment net release of £6m (H120: £55m charge) was driven by an improved macroeconomic outlook used in the Q221 scenario refresh, resulting in a provision release for the Italian home loan portfolio

●	Total operating expenses were £405m (H120: £125m), which included a charge of £266m relating to structural cost actions taken as part of the real estate review
●	Other net income was £131m (H120: £41m expense) driven by a fair value gain in Barclays’ associate investment holding in the Business Growth Fund

Balance sheet – 30 June 2021 compared to 31 December 2020

●	RWAs were £11.1bn (December 2020: £10.2bn)

Quarterly Results Summary

Barclays Group
	Q221	Q121	Q420	Q320	Q220	Q120	Q419	Q319
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	2,052	1,851	1,845	2,055	1,892	2,331	2,344	2,445
Net fee, commission and other income	3,363	4,049	3,096	3,149	3,446	3,952	2,957	3,096
Total income	5,415	5,900	4,941	5,204	5,338	6,283	5,301	5,541
Credit impairment releases/(charges)	797	(55)	(492)	(608)	(1,623)	(2,115)	(523)	(461)
Net operating income	6,212	5,845	4,449	4,596	3,715	4,168	4,778	5,080
Operating costs	(3,587)	(3,545)	(3,480)	(3,391)	(3,310)	(3,253)	(3,308)	(3,293)
UK bank levy	—	—	(299)	—	—	—	(226)	—
Litigation and conduct	(66)	(33)	(47)	(76)	(20)	(10)	(167)	(1,568)
Total operating expenses	(3,653)	(3,578)	(3,826)	(3,467)	(3,330)	(3,263)	(3,701)	(4,861)
Other net income/(expenses)	21	132	23	18	(26)	8	20	27
Profit before tax	2,580	2,399	646	1,147	359	913	1,097	246
Tax charge	(263)	(496)	(163)	(328)	(42)	(71)	(189)	(269)
Profit/(loss) after tax	2,317	1,903	483	819	317	842	908	(23)
Non-controlling interests	(15)	(4)	(37)	(4)	(21)	(16)	(42)	(4)
Other equity instrument holders	(194)	(195)	(226)	(204)	(206)	(221)	(185)	(265)
Attributable profit/(loss)	2,108	1,704	220	611	90	605	681	(292)

Performance measures
Return on average tangible shareholders' equity	18.1%	14.7%	1.8%	5.1%	0.7%	5.1%	5.9%	(2.4)%
Average tangible shareholders' equity (£bn)	46.5	46.5	47.6	48.3	50.2	47.0	46.4	48.4
Cost: income ratio	67%	61%	77%	67%	62%	52%	70%	88%
Loan loss rate (bps)	—	6	56	69	179	223	60	52
Basic earnings/(loss) per share	12.3p	9.9p	1.3p	3.5p	0.5p	3.5p	3.9p	(1.7)p
Basic weighted average number of shares (m)	17,140	17,293	17,300	17,298	17,294	17,278	17,200	17,192
Period end number of shares (m)	16,998	17,223	17,359	17,353	17,345	17,332	17,322	17,269

Balance sheet and capital management1	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	348.5	345.8	342.6	344.4	354.9	374.1	339.1	345.1
Loans and advances at amortised cost impairment coverage ratio	1.8%	2.2%	2.4%	2.5%	2.5%	2.1%	1.8%	1.9%
Total assets	1,376.3	1,379.7	1,349.5	1,421.7	1,385.1	1,444.3	1,140.2	1,290.4
Deposits at amortised cost	500.9	498.8	481.0	494.6	466.9	470.7	415.8	420.6
Tangible net asset value per share	281p	267p	269p	275p	284p	284p	262p	274p
Common equity tier 1 ratio	15.1%	14.6%	15.1%	14.6%	14.2%	13.1%	13.8%	13.4%
Common equity tier 1 capital	46.2	45.9	46.3	45.5	45.4	42.5	40.8	41.9
Risk weighted assets	306.4	313.4	306.2	310.7	319.0	325.6	295.1	313.3
Average UK leverage ratio	4.8%	4.9%	5.0%	5.1%	4.7%	4.5%	4.5%	4.6%
Average UK leverage exposure	1,192.0	1,174.9	1,146.9	1,111.1	1,148.7	1,176.2	1,142.8	1,171.2
UK leverage ratio	5.0%	5.0%	5.3%	5.2%	5.2%	4.5%	5.1%	4.8%
UK leverage exposure	1,153.6	1,145.4	1,090.9	1,095.1	1,071.1	1,178.7	1,007.7	1,099.8

Funding and liquidity
Group liquidity pool (£bn)	291	290	266	327	298	237	211	226
Liquidity coverage ratio	162%	161%	162%	181%	186%	155%	160%	151%
Loan: deposit ratio	70%	69%	71%	70%	76%	79%	82%	82%

1	Refer to pages 54 to 60 for further information on how capital, RWAs and leverage are calculated.

Quarterly Results by Business

Barclays UK
	Q221	Q121	Q420	Q320	Q220	Q120	Q419	Q319
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,305	1,281	1,317	1,280	1,225	1,412	1,478	1,503
Net fee, commission and other income	318	295	309	270	242	292	481	343
Total income	1,623	1,576	1,626	1,550	1,467	1,704	1,959	1,846
Credit impairment releases/(charges)	520	(77)	(170)	(233)	(583)	(481)	(190)	(101)
Net operating income	2,143	1,499	1,456	1,317	884	1,223	1,769	1,745
Operating costs	(1,078)	(1,036)	(1,134)	(1,095)	(1,018)	(1,023)	(1,023)	(952)
UK bank levy	—	—	(50)	—	—	—	(41)	—
Litigation and conduct	(19)	(3)	4	(25)	(6)	(5)	(58)	(1,480)
Total operating expenses	(1,097)	(1,039)	(1,180)	(1,120)	(1,024)	(1,028)	(1,122)	(2,432)
Other net income/(expenses)	—	—	6	(1)	13	—	—	—
Profit/(loss) before tax	1,046	460	282	196	(127)	195	647	(687)
Attributable profit/(loss)	721	298	160	113	(123)	175	438	(907)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	207.8	205.7	205.4	203.9	202.0	195.7	193.7	193.2
Total assets	311.2	309.1	289.1	294.5	287.6	267.5	257.8	257.9
Customer deposits at amortised cost	255.5	247.5	240.5	232.0	225.7	207.5	205.5	203.3
Loan: deposit ratio	87%	88%	89%	91%	92%	96%	96%	97%
Risk weighted assets	72.2	72.7	73.7	76.2	77.9	77.7	74.9	76.8
Period end allocated tangible equity	9.9	10.0	9.7	10.0	10.3	10.3	10.3	10.4

Performance measures
Return on average allocated tangible equity	29.1%	12.0%	6.5%	4.5%	(4.8)%	6.9%	17.0%	(34.9)%
Average allocated tangible equity (£bn)	9.9	9.9	9.8	10.1	10.3	10.1	10.3	10.4
Cost: income ratio	68%	66%	73%	72%	70%	60%	57%	132%
Loan loss rate (bps)	—	14	31	43	111	96	38	20
Net interest margin	2.55%	2.54%	2.56%	2.51%	2.48%	2.91%	3.03%	3.10%

Analysis of Barclays UK	Q221	Q121	Q420	Q320	Q220	Q120	Q419	Q319
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	987	923	895	833	826	968	1,064	1,035
Barclaycard Consumer UK	290	315	354	362	367	436	533	472
Business Banking	346	338	377	355	274	300	362	339
Total income	1,623	1,576	1,626	1,550	1,467	1,704	1,959	1,846

Analysis of credit impairment releases/(charges)
Personal Banking	72	(22)	(68)	(48)	(130)	(134)	(71)	(36)
Barclaycard Consumer UK	434	(36)	(78)	(106)	(396)	(301)	(108)	(49)
Business Banking	14	(19)	(24)	(79)	(57)	(46)	(11)	(16)
Total credit impairment releases/(charges)	520	(77)	(170)	(233)	(583)	(481)	(190)	(101)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	162.4	160.4	157.3	155.7	154.9	153.4	151.9	150.1
Barclaycard Consumer UK	8.8	8.7	9.9	10.7	11.5	13.6	14.7	14.9
Business Banking	36.6	36.6	38.2	37.5	35.6	28.7	27.1	28.2
Total loans and advances to customers at amortised cost	207.8	205.7	205.4	203.9	202.0	195.7	193.7	193.2

Analysis of customer deposits at amortised cost
Personal Banking	191.0	186.0	179.7	173.2	169.6	161.4	159.2	157.9
Barclaycard Consumer UK	0.1	0.1	0.1	0.1	0.1	—	—	—
Business Banking	64.4	61.4	60.7	58.7	56.0	46.1	46.3	45.4
Total customer deposits at amortised cost	255.5	247.5	240.5	232.0	225.7	207.5	205.5	203.3

Barclays International
	Q221	Q121	Q420	Q320	Q220	Q120	Q419	Q319
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	811	748	614	823	847	998	965	1,059
Net trading income	1,455	1,934	1,372	1,528	1,660	2,360	929	1,110
Net fee, commission and other income	1,553	1,717	1,500	1,430	1,503	1,286	1,558	1,581
Total income	3,819	4,399	3,486	3,781	4,010	4,644	3,452	3,750
Credit impairment releases/(charges)	271	22	(291)	(370)	(1,010)	(1,609)	(329)	(352)
Net operating income	4,090	4,421	3,195	3,411	3,000	3,035	3,123	3,398
Operating costs	(2,168)	(2,438)	(2,133)	(2,227)	(2,186)	(2,219)	(2,240)	(2,282)
UK bank levy	—	—	(240)	—	—	—	(174)	—
Litigation and conduct	(63)	(21)	(9)	(28)	(11)	—	(86)	—
Total operating expenses	(2,231)	(2,459)	(2,382)	(2,255)	(2,197)	(2,219)	(2,500)	(2,282)
Other net income	13	9	9	9	4	6	17	21
Profit before tax	1,872	1,971	822	1,165	807	822	640	1,137
Attributable profit	1,267	1,431	441	782	468	529	397	799

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	121.9	123.5	122.7	128.0	138.1	167.0	132.8	138.1
Trading portfolio assets	147.1	131.1	127.7	122.3	109.5	101.6	113.3	119.4
Derivative financial instrument assets	255.4	269.4	301.8	295.9	306.8	341.5	228.9	286.0
Financial assets at fair value through the income statement	190.4	197.5	170.7	178.2	154.3	188.4	128.4	158.0
Cash collateral and settlement balances	108.5	109.7	97.5	121.8	130.8	153.2	79.4	112.5
Other assets	223.5	221.7	221.4	261.7	236.3	201.5	178.6	195.6
Total assets	1,046.8	1,052.9	1,041.8	1,107.9	1,075.8	1,153.2	861.4	1,009.6
Deposits at amortised cost	245.4	251.2	240.5	262.4	241.2	263.3	210.0	217.6
Derivative financial instrument liabilities	246.9	260.2	300.4	293.3	307.6	338.8	228.9	283.3
Loan: deposit ratio	50%	49%	51%	49%	57%	63%	63%	63%
Risk weighted assets	223.2	230.0	222.3	224.7	231.2	237.9	209.2	223.1
Period end allocated tangible equity	31.8	32.7	30.2	30.5	31.6	33.1	29.6	31.4

Performance measures
Return on average allocated tangible equity	15.6%	17.7%	5.8%	10.2%	5.6%	6.8%	5.1%	9.9%
Average allocated tangible equity (£bn)	32.4	32.3	30.5	30.6	33.5	31.2	30.9	32.2
Cost: income ratio	58%	56%	68%	60%	55%	48%	72%	61%
Loan loss rate (bps)	—	(7)	90	112	284	377	96	99
Net interest margin	3.96%	3.92%	3.41%	3.79%	3.43%	3.93%	4.29%	4.10%

Analysis of Barclays International

Corporate and Investment Bank	Q221	Q121	Q420	Q320	Q220	Q120	Q419	Q319
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	370	270	110	305	334	335	248	339
Net trading income	1,494	1,917	1,397	1,535	1,812	2,231	951	1,126
Net fee, commission and other income	1,115	1,407	1,131	1,065	1,170	1,051	1,115	1,152
Total income	2,979	3,594	2,638	2,905	3,316	3,617	2,314	2,617
Credit impairment releases/(charges)	229	43	(52)	(187)	(596)	(724)	(30)	(31)
Net operating income	3,208	3,637	2,586	2,718	2,720	2,893	2,284	2,586
Operating costs	(1,623)	(1,886)	(1,603)	(1,716)	(1,680)	(1,690)	(1,691)	(1,712)
UK bank levy	—	—	(226)	—	—	—	(156)	—
Litigation and conduct	(1)	(1)	2	(3)	(3)	—	(79)	(4)
Total operating expenses	(1,624)	(1,887)	(1,827)	(1,719)	(1,683)	(1,690)	(1,926)	(1,716)
Other net income	—	1	2	1	3	—	1	12
Profit before tax	1,584	1,751	761	1,000	1,040	1,203	359	882
Attributable profit	1,049	1,263	413	627	694	820	193	609

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	91.0	94.3	92.4	96.8	104.9	128.2	92.0	95.8
Trading portfolio assets	147.0	130.9	127.5	122.2	109.3	101.5	113.3	119.3
Derivative financial instruments assets	255.3	269.4	301.7	295.9	306.7	341.4	228.8	286.0
Financial assets at fair value through the income statement	190.3	197.3	170.4	177.9	153.7	187.8	127.7	157.3
Cash collateral and settlement balances	107.7	108.8	96.7	121.0	129.7	152.2	78.5	111.6
Other assets	192.5	190.8	194.9	228.9	205.5	171.4	155.3	171.5
Total assets	983.8	991.5	983.6	1,042.7	1,009.8	1,082.5	795.6	941.5
Deposits at amortised cost	178.2	185.2	175.2	195.6	173.9	198.4	146.2	152.1
Derivative financial instrument liabilities	246.8	260.2	300.3	293.2	307.6	338.7	228.9	283.2
Risk weighted assets	194.3	201.3	192.2	193.3	198.3	201.7	171.5	184.9

Performance measures
Return on average allocated tangible equity	14.8%	17.9%	6.3%	9.5%	9.6%	12.5%	3.0%	9.1%
Average allocated tangible equity (£bn)	28.4	28.2	26.3	26.4	29.0	26.2	25.8	26.9
Cost: income ratio	55%	53%	69%	59%	51%	47%	83%	66%

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
FICC	895	1,204	812	1,000	1,468	1,858	726	816
Equities	777	932	542	691	674	564	409	494
Global Markets1	1,672	2,136	1,354	1,691	2,142	2,422	1,135	1,310
Advisory	218	163	232	90	84	155	202	221
Equity capital markets	226	243	104	122	185	62	56	86
Debt capital markets	429	453	418	398	463	418	322	381
Investment Banking fees1	873	859	754	610	732	635	580	688
Corporate lending	38	206	186	232	61	111	202	195
Transaction banking	396	393	344	372	381	449	397	424
Corporate	434	599	530	604	442	560	599	619
Total income	2,979	3,594	2,638	2,905	3,316	3,617	2,314	2,617

1	Previously labelled as “Markets” and “Banking fees”.

Analysis of Barclays International

Consumer, Cards and Payments	Q221	Q121	Q420	Q320	Q220	Q120	Q419	Q319
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	441	478	504	518	513	663	717	720
Net fee, commission, trading and other income	399	327	344	358	181	364	421	413
Total income	840	805	848	876	694	1,027	1,138	1,133
Credit impairment releases/(charges)	42	(21)	(239)	(183)	(414)	(885)	(299)	(321)
Net operating income	882	784	609	693	280	142	839	812
Operating costs	(545)	(552)	(530)	(511)	(506)	(529)	(549)	(570)
UK bank levy	—	—	(14)	—	—	—	(18)	—
Litigation and conduct	(62)	(20)	(11)	(25)	(8)	—	(7)	4
Total operating expenses	(607)	(572)	(555)	(536)	(514)	(529)	(574)	(566)
Other net income	13	8	7	8	1	6	16	9
Profit/(loss) before tax	288	220	61	165	(233)	(381)	281	255
Attributable profit/(loss)	218	168	28	155	(226)	(291)	204	190

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	30.9	29.2	30.3	31.2	33.2	38.8	40.8	42.3
Total assets	63.0	61.4	58.2	65.2	66.0	70.7	65.8	68.1
Deposits at amortised cost	67.2	66.0	65.3	66.8	67.3	64.9	63.8	65.5
Risk weighted assets	29.0	28.8	30.1	31.4	32.9	36.2	37.7	38.2

Performance measures
Return on average allocated tangible equity	21.8%	16.5%	2.7%	14.7%	(20.2)%	(23.5)%	15.9%	14.2%
Average allocated tangible equity (£bn)	4.0	4.1	4.2	4.2	4.5	5.0	5.1	5.3
Cost: income ratio	72%	71%	65%	61%	74%	52%	50%	50%
Loan loss rate (bps)	—	27	286	211	455	846	273	283

Head Office
	Q221	Q121	Q420	Q320	Q220	Q120	Q419	Q319
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(64)	(178)	(86)	(48)	(180)	(79)	(99)	(117)
Net fee, commission and other income	37	103	(85)	(79)	41	14	(11)	62
Total income	(27)	(75)	(171)	(127)	(139)	(65)	(110)	(55)
Credit impairment releases/(charges)	6	—	(31)	(5)	(30)	(25)	(4)	(8)
Net operating expenses	(21)	(75)	(202)	(132)	(169)	(90)	(114)	(63)
Operating costs	(341)	(71)	(213)	(69)	(106)	(11)	(45)	(59)
UK bank levy	—	—	(9)	—	—	—	(11)	—
Litigation and conduct	16	(9)	(42)	(23)	(3)	(5)	(23)	(88)
Total operating expenses	(325)	(80)	(264)	(92)	(109)	(16)	(79)	(147)
Other net income/(expenses)	8	123	8	10	(43)	2	3	6
Loss before tax	(338)	(32)	(458)	(214)	(321)	(104)	(190)	(204)
Attributable profit/(loss)	120	(25)	(381)	(284)	(255)	(99)	(154)	(184)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	18.3	17.7	18.6	19.3	21.7	23.6	21.0	22.9
Risk weighted assets	11.1	10.7	10.2	9.8	9.9	10.0	11.0	13.4
Period end allocated tangible equity	5.9	3.3	6.8	7.1	7.4	6.0	5.6	5.5

Performance measures
Average allocated tangible equity (£bn)	4.2	4.3	7.3	7.6	6.4	5.6	5.2	5.8

Performance Management

Margins and balances
	Half year ended 30.06.21			Half year ended 30.06.20
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	2,586	204,930	2.54	2,637	197,023	2.69
Barclays International1,2	1,518	77,413	3.95	1,848	101,286	3.67
Total Barclays UK and Barclays International	4,104	282,343	2.93	4,485	298,309	3.02
Other3	(201)			(262)
Total Barclays Group	3,903			4,223

1	Barclays International margins include IEL balances within the investment banking business.
2
Barclays amended the presentation of the premium paid for purchased financial guarantees which are embedded in notes it issues directly to the market in Q420 from net investment income to interest expense within net interest income. Had the equivalent H120 interest expense been recognised in net interest income, the Barclays International and Total Barclays UK and Barclays International NIMs would have been 3.57% and 2.99% respectively.

3	Other includes Head Office and non-lending related investment banking businesses not included in Barclays International margins.

The Group’s combined product and equity structural hedge notional as at 30 June 2021 was £198bn (June 2020: £174bn), with an average duration of close to 3 years (2020: average duration 2.5 to 3 years). Group net interest income includes gross structural hedge contributions of £689m (H120: £866m) and net structural hedge contributions of £592m (H120: £555m). Gross structural hedge contributions represent the absolute level of interest earned from the fixed receipts on the basket of swaps in the structural hedge, while the net structural hedge contributions represent the net interest earned on the difference between the structural hedge rate and prevailing floating rates.

The Group net interest margin decreased 9bps to 2.93%. Barclays UK net interest margin decreased 15bps to 2.54% reflecting lower unsecured lending balances and lower UK rates, partially offset by strong mortgage retention at improved margins. Average customer assets increased due to growth from government scheme lending and strong mortgage growth. Barclays International net interest margin increased 28bps to 3.95% driven by changes in product mix and lower average customer assets.

Quarterly analysis for Barclays UK and Barclays International	Net interest income	Average customer assets	Net interest margin
Three months ended 30.06.21	£m	£m	%
Barclays UK	1,305	205,168	2.55
Barclays International1	763	77,330	3.96
Total Barclays UK and Barclays International	2,068	282,498	2.94

Three months ended 31.03.21
Barclays UK	1,281	204,663	2.54
Barclays International1	755	78,230	3.92
Total Barclays UK and Barclays International	2,036	282,893	2.92

Three months ended 31.12.20
Barclays UK	1,317	204,315	2.56
Barclays International1,2	696	81,312	3.41
Total Barclays UK and Barclays International	2,013	285,627	2.80

Three months ended 30.09.20
Barclays UK	1,280	203,089	2.51
Barclays International1,2	838	88,032	3.79
Total Barclays UK and Barclays International	2,118	291,121	2.89

Three months ended 30.06.20
Barclays UK	1,225	199,039	2.48
Barclays International1,2	868	101,706	3.43
Total Barclays UK and Barclays International	2,093	300,745	2.80

1	Barclays International margins include IEL balances within the investment banking business.
2
The reclassification of expense of the premium paid for purchased financial guarantees from net investment income to net interest income was recognised in full in Q420 and resulted in a 0.48% reduction on the Q420 Barclays International NIM and 0.14% reduction on the Q420 Total Barclays UK and Barclays International NIM. Had the equivalent impact been reflected in the respective quarters, the Barclays International NIM would have been 3.33% in Q220, 3.68% in Q320 and 3.77% in Q420. Total Barclays UK and Barclays International NIMs would have been 2.77% in Q220, 2.86% in Q320 and 2.91% in Q420 respectively.

Risk Management

Risk management and principal risks

The roles and responsibilities of the business groups, Risk and Compliance, in the management of risk in the Group are defined in the Enterprise Risk Management Framework. The purpose of the framework is to identify the principal risks of the Group, the process by which the Group sets its appetite for these risks in its business activities, and the consequent limits which it places on related risk taking.

The framework identifies eight principal risks: credit risk, market risk, treasury and capital risk, operational risk, model risk, conduct risk, reputation risk and legal risk. Further detail on these risks and how they are managed is available in the Barclays PLC Annual Report 2020 (pages 145 to 166) or online at home.barclays/annualreport.

Material existing and emerging risks

There have been no significant changes to these principal risks or previously identified material existing and emerging risks in the period other than an update to the risk relating to the impact of benchmark interest rates on the Group as a result of developments relating to benchmark reform, as set out below.

Impact of benchmark interest rate reforms on the Group

For several years, global regulators and central banks have been driving international efforts to reform key benchmark interest rates and indices, such as the London Interbank Offered Rate (LIBOR), which are used to determine the amounts payable under a wide range of transactions and make them more reliable and robust. This has resulted in significant changes to the methodology and operation of certain benchmarks and indices, the adoption of alternative ‘risk-free’ reference rates (RFRs) and the proposed discontinuation of certain reference rates (including LIBOR), with further changes anticipated, including UK, EU and US legislative proposals to deal with ‘tough legacy’ contracts that cannot convert into or cannot add fall-back RFRs. The consequences of reform are unpredictable and may have an adverse impact on any financial instruments linked to, or referencing, any of these benchmark interest rates.

Uncertainty as to the nature of such potential changes, the availability and/or suitability of alternative RFRs, the participation of customers and third-party market participants in the transition process and associated challenges with respect to required documentation changes, and other reforms may adversely affect a broad range of transactions (including any securities, loans and derivatives which use LIBOR to determine the amount of interest payable that are included in the Group’s financial assets and liabilities) that use these reference rates and indices and introduce a number of risks for the Group, including, but not limited to:

●
Conduct risk: in undertaking actions to transition away from using certain reference rates (such as LIBOR) to new alternative RFRs, the Group faces conduct risks. These may lead to customer complaints, regulatory sanctions or reputational impact if the Group is considered to be (among other things) (i) undertaking market activities that are manipulative or create a false or misleading impression, (ii) misusing sensitive information or not identifying or appropriately managing or mitigating conflicts of interest, (iii) providing customers with inadequate advice, misleading information, unsuitable products or unacceptable service, (iv) not taking a consistent approach to remediation for customers in similar circumstances, (v) unduly delaying the communication and migration activities in relation to client exposure, leaving them insufficient time to prepare, or (vi) colluding or inappropriately sharing information with competitors

●
Litigation risk: members of the Group may face legal proceedings, regulatory investigations and/or other actions or proceedings regarding (among other things) (i) the conduct risks identified above, (ii) the interpretation and enforceability of provisions in LIBOR-based contracts, and (iii) the Group’s preparation and readiness for the replacement of LIBOR with alternative RFRs

●
Financial risk: the valuation of certain of the Group’s financial assets and liabilities may change. Moreover, transitioning to alternative RFRs may impact the ability of members of the Group to calculate and model amounts receivable by them on certain financial assets and determine the amounts payable on certain financial liabilities (such as debt securities issued by them) because currently alternative RFRs (such as the Sterling Overnight Index Average (SONIA) and the Secured Overnight Financing Rate (SOFR)) are look-back rates whereas term rates (such as LIBOR) allow borrowers to calculate at the start of any interest period exactly how much is payable at the end of such interest period. This may have a material adverse effect on the Group’s cash flows

●
Pricing risk: changes to existing reference rates and indices, discontinuation of any reference rate or indices and transition to alternative RFRs may impact the pricing mechanisms used by the Group on certain transactions

●
Operational risk: changes to existing reference rates and indices, discontinuation of any reference rate or index and transition to alternative RFRs may require changes to the Group’s IT systems, trade reporting infrastructure, operational processes, and controls. In addition, if any reference rate or index (such as LIBOR) is no longer available to calculate amounts payable, the Group may incur additional expenses in amending documentation for new and existing transactions and/or effecting the transition from the original reference rate or index to a new reference rate or index

●	Accounting risk: an inability to apply hedge accounting in accordance with IAS 39 could lead to increased volatility in the Group’s financial results and performance

Any of these factors may have a material adverse effect on the Group’s business, results of operations, financial condition and prospects.

For further details on the impacts of benchmark interest rate reforms on the Group, see Note 41 to Barclays PLC’s audited financial statements for the year ended 31 December 2020 and Note 23.

Credit Risk

Loans and advances at amortised cost by stage

The table below presents an analysis of loans and advances at amortised cost by gross exposure, impairment allowance, impairment charge and coverage ratio by stage allocation and business segment as at 30 June 2021. Also included are off-balance sheet loan commitments and financial guarantee contracts by gross exposure, impairment allowance and coverage ratio by stage allocation as at 30 June 2021.

Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the drawn exposure to the extent that the allowance does not exceed the exposure, as ECL is not reported separately. Any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios, the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 30.06.21	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	158,587	23,576	2,715	184,878	313	1,035	944	2,292	182,586
Barclays International	23,286	2,886	1,760	27,932	575	781	1,004	2,360	25,572
Head Office	4,003	502	760	5,265	3	39	358	400	4,865
Total Barclays Group retail	185,876	26,964	5,235	218,075	891	1,855	2,306	5,052	213,023
Barclays UK	36,069	1,727	1,081	38,877	63	49	89	201	38,676
Barclays International	82,515	13,617	1,425	97,557	231	329	673	1,233	96,324
Head Office	522	3	32	557	—	—	31	31	526
Total Barclays Group wholesale1	119,106	15,347	2,538	136,991	294	378	793	1,465	135,526
Total loans and advances at amortised cost	304,982	42,311	7,773	355,066	1,185	2,233	3,099	6,517	348,549
Off-balance sheet loan commitments and financial guarantee contracts2	298,150	45,696	664	344,510	228	436	49	713	343,797
Total3	603,132	88,007	8,437	699,576	1,413	2,669	3,148	7,230	692,346

	As at 30.06.21				Half year ended 30.06.21
	Coverage ratio				Loan impairment release and loan loss rate
	Stage 1	Stage 2	Stage 3	Total	Loan impairment release		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.2	4.4	34.8	1.2		(259)		—
Barclays International	2.5	27.1	57.0	8.4		(19)		—
Head Office	0.1	7.8	47.1	7.6		(6)		—
Total Barclays Group retail	0.5	6.9	44.0	2.3		(284)		—
Barclays UK	0.2	2.8	8.2	0.5		(23)		—
Barclays International	0.3	2.4	47.2	1.3		(75)		—
Head Office	—	—	96.9	5.6		—		—
Total Barclays Group wholesale1	0.2	2.5	31.2	1.1		(98)		—
Total loans and advances at amortised cost	0.4	5.3	39.9	1.8		(382)		—
Off-balance sheet loan commitments and financial guarantee contracts2	0.1	1.0	7.4	0.2		(343)
Other financial assets subject to impairment3						(17)
Total	0.2	3.0	37.3	1.0		(742)

1
Includes Wealth and Private Banking exposures measured on an individual basis, and excludes Business Banking exposures that are managed on a collective basis. The net impact is a difference in total exposure of £7,796m of balances reported as wholesale loans on page 29 in the Loans and advances at amortised cost by product disclosure.

2	Excludes loan commitments and financial guarantees of £21bn carried at fair value.
3
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £186.0bn and impairment allowance of £114m. This comprises £9m ECL on £185.8bn Stage 1 assets, £3m on £58m Stage 2 fair value through other comprehensive income assets, cash collateral and settlement balances and £102m on £109m Stage 3 other assets.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.20	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	153,250	23,896	2,732	179,878	332	1,509	1,147	2,988	176,890
Barclays International1	21,048	5,500	1,992	28,540	396	1,329	1,205	2,930	25,610
Head Office	4,267	720	844	5,831	4	51	380	435	5,396
Total Barclays Group retail	178,565	30,116	5,568	214,249	732	2,889	2,732	6,353	207,896
Barclays UK	31,918	4,325	1,126	37,369	13	129	116	258	37,111
Barclays International1	79,911	16,565	2,270	98,746	288	546	859	1,693	97,053
Head Office	570	—	33	603	—	—	31	31	572
Total Barclays Group wholesale2	112,399	20,890	3,429	136,718	301	675	1,006	1,982	134,736
Total loans and advances at amortised cost	290,964	51,006	8,997	350,967	1,033	3,564	3,738	8,335	342,632
Off-balance sheet loan commitments and financial guarantee contracts3	289,939	52,891	2,330	345,160	256	758	50	1,064	344,096
Total4	580,903	103,897	11,327	696,127	1,289	4,322	3,788	9,399	686,728

	As at 31.12.20				Year ended 31.12.20
	Coverage ratio				Loan impairment charge and loan loss rate5
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.2	6.3	42.0	1.7		1,070		59
Barclays International1	1.9	24.2	60.5	10.3		1,680		589
Head Office	0.1	7.1	45.0	7.5		91		156
Total Barclays Group retail	0.4	9.6	49.1	3.0		2,841		133
Barclays UK	—	3.0	10.3	0.7		154		41
Barclays International1	0.4	3.3	37.8	1.7		914		93
Head Office	—	—	93.9	5.1		—		—
Total Barclays Group wholesale2	0.3	3.2	29.3	1.4		1,068		78
Total loans and advances at amortised cost	0.4	7.0	41.5	2.4		3,909		111
Off-balance sheet loan commitments and financial guarantee contracts3	0.1	1.4	2.1	0.3		776
Other financial assets subject to impairment4						153
Total5	0.2	4.2	33.4	1.4		4,838

1	Private Banking have refined the methodology to classify £5bn of their exposure between Wholesale and Retail during the year.
2
Includes Wealth and Private Banking exposures measured on an individual basis, and excludes Business Banking exposures that are managed on a collective basis. The net impact is a difference in total exposure of £7,551m of balances reported as wholesale loans on page 29 in the Loans and advances at amortised cost by product disclosure.

3	Excludes loan commitments and financial guarantees of £9.5bn carried at fair value.
4
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £180.3bn and impairment allowance of £165m. This comprises £11m ECL on £175.7bn Stage 1 assets, £9m on £4.4bn Stage 2 fair value through other comprehensive income assets, other assets and cash collateral and settlement balances and £145m on £154m Stage 3 other assets.

5	The loan loss rate is 138 bps after applying the total impairment charge of £4,838m.

Loans and advances at amortised cost by product

The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.

		Stage 2
As at 30.06.21	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	144,103	17,991	1,666	823	20,480	2,235	166,818
Credit cards, unsecured loans and other retail lending	34,537	5,642	300	209	6,151	2,773	43,461
Wholesale loans	126,342	14,760	529	391	15,680	2,765	144,787
Total	304,982	38,393	2,495	1,423	42,311	7,773	355,066

Impairment allowance
Home loans	15	56	6	7	69	389	473
Credit cards, unsecured loans and other retail lending	834	1,547	100	120	1,767	1,852	4,453
Wholesale loans	336	381	5	11	397	858	1,591
Total	1,185	1,984	111	138	2,233	3,099	6,517

Net exposure
Home loans	144,088	17,935	1,660	816	20,411	1,846	166,345
Credit cards, unsecured loans and other retail lending	33,703	4,095	200	89	4,384	921	39,008
Wholesale loans	126,006	14,379	524	380	15,283	1,907	143,196
Total	303,797	36,409	2,384	1,285	40,078	4,674	348,549

Coverage ratio	%	%	%	%	%	%	%
Home loans	—	0.3	0.4	0.9	0.3	17.4	0.3
Credit cards, unsecured loans and other retail lending	2.4	27.4	33.3	57.4	28.7	66.8	10.2
Wholesale loans	0.3	2.6	0.9	2.8	2.5	31.0	1.1
Total	0.4	5.2	4.4	9.7	5.3	39.9	1.8

As at 31.12.20
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	138,639	16,651	1,785	876	19,312	2,234	160,185
Credit cards, unsecured loans and other retail lending	33,021	9,470	544	306	10,320	3,172	46,513
Wholesale loans	119,304	19,501	1,097	776	21,374	3,591	144,269
Total	290,964	45,622	3,426	1,958	51,006	8,997	350,967

Impairment allowance
Home Loans	33	57	13	14	84	421	538
Credit cards, unsecured loans and other retail lending	680	2,382	180	207	2,769	2,251	5,700
Wholesale Loans	320	650	50	11	711	1,066	2,097
Total	1,033	3,089	243	232	3,564	3,738	8,335

Net exposure
Home loans	138,606	16,594	1,772	862	19,228	1,813	159,647
Credit cards, unsecured loans and other retail lending	32,341	7,088	364	99	7,551	921	40,813
Wholesale loans	118,984	18,851	1,047	765	20,663	2,525	142,172
Total	289,931	42,533	3,183	1,726	47,442	5,259	342,632

Coverage ratio	%	%	%	%	%	%	%
Home loans	—	0.3	0.7	1.6	0.4	18.8	0.3
Credit cards, unsecured loans and other retail lending	2.1	25.2	33.1	67.6	26.8	71.0	12.3
Wholesale loans	0.3	3.3	4.6	1.4	3.3	29.7	1.5
Total	0.4	6.8	7.1	11.8	7.0	41.5	2.4

Loans and advances at amortised cost by selected sectors

The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance, with gross exposure and stage allocation for selected industry sectors within the wholesale loans portfolio. The industry sectors have been selected based upon the level of management focus they have received following the onset of the COVID-19 pandemic.

The gross loans and advances to selected sectors have decreased over the year driven by repayments and lower drawdowns. The reduction in provisions is informed by the improved macroeconomic outlook used in the Q221 scenario refresh, partially offset by management judgments to reflect the risk of uncertainty still prevailing within these sectors. The wholesale portfolio also benefits from a hedge protection programme that enables effective risk management against systemic losses. An additional £0.1bn (December 2020: £0.1bn) impairment allowance has been applied to the undrawn exposures not included in the table below.

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 30.06.21	£m	£m	£m	£m	£m	£m	£m	£m
Air travel	305	322	21	648	3	13	18	34
Hospitality and leisure	4,019	1,907	298	6,224	48	68	49	165
Oil and gas	1,877	465	234	2,576	14	12	128	154
Retail	4,089	962	148	5,199	63	30	44	137
Shipping	485	220	12	717	5	35	—	40
Transportation	1,768	161	102	2,031	20	4	37	61
Total	12,543	4,037	815	17,395	153	162	276	591
Total of Wholesale exposures	10%	26%	29%	12%	45%	41%	32%	37%

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.20	£m	£m	£m	£m	£m	£m	£m	£m
Air travel	367	525	56	948	9	27	23	59
Hospitality and leisure	4,440	2,387	313	7,140	53	115	61	229
Oil and gas	1,754	854	465	3,073	31	27	140	198
Retail	3,907	1,153	283	5,343	78	51	108	237
Shipping	308	389	12	709	2	30	1	33
Transportation	1,148	253	125	1,526	19	10	57	86
Total	11,924	5,561	1,254	18,739	192	260	390	842
Total of Wholesale exposures	10%	26%	35%	13%	60%	37%	37%	40%

The coverage ratio for selected sectors has decreased from 4.5% as at 31 December 2020 to 3.4% as at 30 June 2021.

Exposure to UK commercial real estate of £9.4bn, excluding government backed schemes, was in line with 31 December 2020 (£10.0bn). Coverage decreased from 0.98% to 0.61% in the period.

Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees

The following tables present a reconciliation of the opening to the closing balance of the exposure and impairment allowance. An explanation of the terms 12-month ECL, lifetime ECL and credit-impaired is included in the Barclays PLC Annual Report 2020 on page 296. Transfers between stages in the table have been reflected as if they had taken place at the beginning of the year. The movements are measured over a 6-month period.

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Home loans	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2021	138,639	33	19,312	84	2,234	421	160,185	538
Transfers from Stage 1 to Stage 2	(6,369)	(2)	6,369	2	—	—	—	—
Transfers from Stage 2 to Stage 1	3,615	21	(3,615)	(21)	—	—	—	—
Transfers to Stage 3	(160)	—	(337)	(7)	497	7	—	—
Transfers from Stage 3	21	—	119	3	(140)	(3)	—	—
Business activity in the year	19,231	2	380	1	—	—	19,611	3
Changes to models used for calculation1	—	—	—	(4)	—	38	—	34
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(4,670)	(38)	(667)	13	(124)	(54)	(5,461)	(79)
Final repayments	(6,204)	(1)	(1,081)	(2)	(220)	(8)	(7,505)	(11)
Disposals	—	—	—	—	—	—	—	—
Write-offs2	—	—	—	—	(12)	(12)	(12)	(12)
As at 30 June 20213	144,103	15	20,480	69	2,235	389	166,818	473

Credit cards, unsecured loans and other retail lending
As at 1 January 2021	33,021	680	10,320	2,769	3,172	2,251	46,513	5,700
Transfers from Stage 1 to Stage 2	(1,590)	(72)	1,590	72	—	—	—	—
Transfers from Stage 2 to Stage 1	4,376	1,080	(4,376)	(1,080)	—	—	—	—
Transfers to Stage 3	(264)	(12)	(572)	(282)	836	294	—	—
Transfers from Stage 3	30	25	38	14	(68)	(39)	—	—
Business activity in the year	3,855	50	58	14	31	8	3,944	72
Changes to models used for calculation1	—	(5)	—	(33)	—	14	—	(24)
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes4	(3,134)	(866)	(808)	310	(123)	282	(4,065)	(274)
Final repayments	(1,757)	(46)	(99)	(17)	(140)	(50)	(1,996)	(113)
Disposals5	—	—	—	—	(101)	(74)	(101)	(74)
Write-offs2	—	—	—	—	(834)	(834)	(834)	(834)
As at 30 June 20213	34,537	834	6,151	1,767	2,773	1,852	43,461	4,453

1
Changes to models used for calculation include a £34m movement in Home loans, £24m in Credit cards, unsecured loans and other retail lending and £36m in Wholesale loans. These reflect methodology changes made during the year. Barclays continually review the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This ensures that the models used continue to reflect the risks inherent across the businesses.

2
In H121, gross write-offs amounted to £1,001m (H120: £953m) and post write-off recoveries amounted to £31m (H120: £15m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £970m (H120: £938m).

3
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £186.0bn (December 2020: £180.3bn) and impairment allowance of £114m (December 2020: £165m). This comprises £9m ECL (December 2020: £11m) on £185.8bn stage 1 assets (December 2020: £175.7bn), £3m (December 2020: £9m) on £58m stage 2 fair value through other comprehensive income assets, other assets and cash collateral and settlement balances (December 2020: £4.4bn) and £102m (December 2020: £145m) on £109m stage 3 other assets (December 2020: £154m).

4
Transfers and risk parameter changes include a £0.3bn net release in ECL arising from a reclassification of £2.2bn gross loans and advances from Stage 2 to Stage 1 in Credit cards, unsecured loans and other retail lending. The reclassification followed a review of back-testing of results which indicated that accuracy of origination probability of default characteristics require management adjustments to correct and was first established in Q220.

5
The £101m disposals reported within Credit cards, unsecured loans and other retail lending portfolio relates to debt sales undertaken during the year. The £1.7bn disposal reported within Wholesale loans includes a sale of £0.7bn debt securities as part of Group Treasury Operations and a £1.0bn sale of Barclays Asset Finance.

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Wholesale loans	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2021	119,304	320	21,374	711	3,591	1,066	144,269	2,097
Transfers from Stage 1 to Stage 2	(4,636)	(12)	4,636	12	—	—	—	—
Transfers from Stage 2 to Stage 1	8,410	188	(8,410)	(188)	—	—	—	—
Transfers to Stage 3	(249)	(2)	(226)	(17)	475	19	—	—
Transfers from Stage 3	515	14	376	13	(891)	(27)	—	—
Business activity in the year	23,266	35	1,181	30	191	22	24,638	87
Changes to models used for calculation1	—	(7)	—	(29)	—	—	—	(36)
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	81	(153)	(47)	(37)	(185)	(1)	(151)	(191)
Final repayments	(18,854)	(39)	(3,042)	(95)	(203)	(33)	(22,099)	(167)
Disposals2	(1,495)	(8)	(162)	(3)	(58)	(33)	(1,715)	(44)
Write-offs3	—	—	—	—	(155)	(155)	(155)	(155)
As at 30 June 20214	126,342	336	15,680	397	2,765	858	144,787	1,591

Reconciliation of ECL movement to impairment charge/(release) for the period								£m
Home loans								(53)
Credit cards, unsecured loans and other retail lending								(339)
Wholesale loans								(307)
ECL movement excluding assets derecognised due to disposals and write-offs								(699)
Recoveries and reimbursements5								185
Exchange and other adjustments6								132
Impairment charge on loan commitments and other financial guarantees								(343)
Impairment charge on other financial assets4								(17)
Income statement release for the period								(742)

1
Changes to models used for calculation include a £34m movement in Home Loans, £24m in Credit cards, unsecured loans and other retail lending and £36m in Wholesale loans. These reflect methodology changes made during the year. Barclays continually review the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This ensures that the models used continue to reflect the risks inherent across the businesses.

2
The £101m disposals reported within Credit cards, unsecured loans and other retail lending portfolio relates to debt sales undertaken during the year. The £1.7bn disposal reported within Wholesale loans includes a sale of £0.7bn debt securities as part of Group Treasury Operations and a £1.0bn sale of Barclays Asset Finance.

3
In H121, gross write-offs amounted to £1,001m (H120: £953m) and post write-off recoveries amounted to £31m (H120: £15m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £970m (H120: £938m).

4
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £186.0bn (December 2020: £180.3bn) and impairment allowance of £114m (December 2020: £165m). This comprises £9m ECL (December 2020: £11m) on £185.8bn stage 1 assets (December 2020: £175.7bn), £3m (December 2020: £9m) on £58m stage 2 fair value through other comprehensive income assets, other assets and cash collateral and settlement balances (December 2020: £4.4bn) and £102m (December 2020: £145m) on £109m stage 3 other assets (December 2020: £154m).

5
Recoveries and reimbursements includes a net loss in relation to reimbursements from financial guarantee contracts held with third parties of £216m (H120 gain: £279m) and post write off recoveries of £31m (H120: £15m).

6	Includes foreign exchange and interest and fees in suspense.

Loan commitments and financial guarantees
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Home loans	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2021	11,861	—	516	—	5	—	12,382	—
Net transfers between stages	(74)	—	71	—	3	—	—	—
Business activity in the year	6,287	—	1	—	—	—	6,288	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(7,397)	—	(17)	—	(2)	—	(7,416)	—
Limit management and final repayments	(238)	—	(22)	—	(3)	—	(263)	—
As at 30 June 2021	10,439	—	549	—	3	—	10,991	—

Credit cards, unsecured loans and other retail lending
As at 1 January 2021	114,371	55	12,117	305	229	23	126,717	383
Net transfers between stages	5,784	217	(6,081)	(212)	297	(5)	—	—
Business activity in the year	3,378	1	32	1	1	1	3,411	3
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(1,005)	(215)	114	63	(248)	4	(1,139)	(148)
Limit management and final repayments	(4,941)	(4)	(398)	(5)	(57)	(3)	(5,396)	(12)
As at 30 June 2021	117,587	54	5,784	152	222	20	123,593	226

Wholesale loans
As at 1 January 2021	163,707	201	40,258	453	2,096	27	206,061	681
Net transfers between stages	682	116	504	(112)	(1,186)	(4)	—	—
Business activity in the year	37,211	28	2,915	89	12	9	40,138	126
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	1,603	(146)	680	(63)	(28)	2	2,255	(207)
Limit management and final repayments	(33,079)	(25)	(4,994)	(83)	(455)	(5)	(38,528)	(113)
As at 30 June 2021	170,124	174	39,363	284	439	29	209,926	487

Management adjustments to models for impairment

Management adjustments to impairment models are made in the ordinary course of business in order to reflect changes in policy or correct model performance issues identified through model monitoring. These adjustments remain in place until they are incorporated into future model development and are then retired. In addition, they may also be made in response to circumstances or uncertainty at the period end and this is particularly true of the ongoing COVID-19 pandemic.

Total management adjustments to impairment allowance are presented by product below.

Overview of management adjustments to models for impairment allowance1

	As at 30.06.21		As at 31.12.20
	Management adjustments to impairment allowances	Proportion of total impairment allowances	Management adjustments to impairment allowances	Proportion of total impairment allowances
	£m	%	£m	%
Home loans	83	17.5	131	24.3
Credit cards, unsecured loans and other retail lending	1,145	24.5	1,234	20.3
Wholesale loans	643	30.9	23	0.8
Total	1,871	25.9	1,388	14.8

Management adjustments to models for impairment allowance1

	Impairment allowance pre management adjustments2	Economic uncertainty adjustments	Other adjustments	Total impairment allowance
As at 30.06.21	£m	£m	£m	£m
Home loans	390	41	42	473
Credit cards, unsecured loans and other retail lending	3,534	1,398	(253)	4,679
Wholesale loans	1,435	651	(8)	2,078
Total	5,359	2,090	(219)	7,230

As at 31.12.20
Home loans	407	21	110	538
Credit cards, unsecured loans and other retail lending	4,849	1,625	(391)	6,083
Wholesale loans	2,755	421	(398)	2,778
Total	8,011	2,067	(679)	9,399

1	Positive values reflect an increase in impairment allowance.
2	Includes £4.3bn (December 2020: £6.8bn) of modelled ECL, £0.8bn (December 2020: £0.9bn) of individually assessed impairments and £0.3bn (December 2020: £0.3bn) ECL from non-modelled exposures.

Economic uncertainty adjustments

The COVID-19 pandemic has impacted the global economy since early 2020 and macroeconomic forecasts indicate longer-term impacts that will result in higher unemployment levels and customer and client stress. However, to date, little real credit deterioration has occurred, largely as a result of government and other support measures. Observed 30-day arrears rates have reduced in US cards 1.6% (December 2020: 2.5%; December 2019: 2.7%) and in UK cards 1.4% (December 2020: 1.7%; December 2019: 1.7%) due to payment holidays granted to customers impacted by COVID-19 which reduced the delinquency entrance rate and overall flow through delinquency. However, uncertainty remains as government and other support measures taper down as to whether these schemes have either averted or delayed credit losses.

In order to address this uncertainty, adjustments to the modelled provisions were made in 2020. COVID-19 related economic uncertainty adjustments of £2.1bn (December 2020: £2.1bn) continue to be recognised, specifically to address whether support measures have averted or delayed credit losses. However, within this, the approach has been refined and uncertainty is now captured in two distinct ways: firstly, the identification of specific customers and clients who may be more vulnerable to the withdrawal of relief and secondly, macroeconomic and risk parameter uncertainties which are applied at a portfolio level.

A summary of the adjustments is provided below:

●
A £1.2bn adjustment has been applied to customers and clients considered potentially vulnerable to the withdrawal of government and other support schemes. In US consumer card portfolios, the populations identified are those who have higher potential risk indicators and in the UK we have specifically considered the impact of furlough schemes ending (equivalent to UK unemployment increasing to 7.2%). In wholesale portfolios, the populations identified are specific clients who may exhibit greater cross default risk between COVID-19 and other financing exposures, including clients with Bounce Back Loans in Business Banking, and those corporate sectors deemed more vulnerable to the economic impacts of COVID-19. This adjustment is split between credit cards and unsecured loans, £0.9bn, and wholesale loans, £0.3bn

●
Expert judgement has been used to adjust the probability of default at portfolio level to pre-COVID-19 levels to reflect the impact of temporary support measures on underlying customer and client behaviour. Following a refinement to methodology, this has reduced to £0.5bn from £0.7bn in December 2020. A £(0.1)bn PMA to recognise government guarantees remains in place

●
Macroeconomic variables which may be temporarily influenced by support measures have been adjusted at a portfolio level enabling the model to consume the economic stress. This is reduced to £0.5bn from £1.2bn at December 2020 as management judgements have been refined towards potentially vulnerable customers and clients as the pandemic evolves

Other adjustments

Home loans: The low average LTV nature of the UK Home Loans portfolio means that modelled ECL estimates are low in all but the most severe economic scenarios. An adjustment is held to maintain an appropriate level of ECL.

Credit cards, unsecured loans and other retail lending: This materially relates to a net release in ECL due to reclassification of loans and advances from Stage 2 to Stage 1 in credit cards and unsecured loans. The reclassification followed a review of back-testing of results which indicated that the accuracy of origination probability of default characteristics requires management adjustments to correct and was first established in Q220.

Wholesale loans: Represents the net of adjustments for Business Banking and Investment Bank for model inaccuracies informed by back-testing. An adjustment to offset modelled ECL output in the Investment Bank to limit excessive ECL sensitivity to the macroeconomic variable for Federal Tax Receipts in place at December 2020 is materially reduced due to the Q221 scenario refresh.

Measurement uncertainty

The Group uses a five-scenario model to calculate ECL. An external consensus forecast is assembled from key sources, including HM Treasury (short and medium-term forecasts), Bloomberg (based on median of economic forecasts) and the Urban Land Institute (for US House Prices), which forms the Baseline scenario. In addition, two adverse scenarios (Downside 1 and Downside 2) and two favourable scenarios (Upside 1 and Upside 2) are derived, with associated probability weightings. The adverse scenarios are calibrated to a broadly similar severity to Barclays’ internal stress tests and stress scenarios provided by regulators whilst also considering IFRS 9 specific sensitivities and non-linearity. Downside 2 is benchmarked to the Bank of England’s stress scenarios and to the most severe scenario from Moody’s inventory, but is not designed to be the same. The favourable scenarios are calibrated to reflect upside risks to the Baseline scenario to the extent that is broadly consistent with recent favourable benchmark scenarios. All scenarios are regenerated at a minimum semi-annually. The scenarios include eight economic variables, (GDP, unemployment, House Price Index (HPI) and base rates, in both the UK and US markets), and expanded variables using statistical models based on historical correlations. The upside and downside shocks are designed to evolve over a five-year stress horizon, with all five scenarios converging to a steady state after approximately eight years.

Macroeconomic indicators were refreshed in Q221, with key drivers for the baseline scenario more optimistic than Q420, resulting in a net ECL provision release. In the Baseline scenario, UK GDP returns to the pre-pandemic level by mid-2022 with peak UK unemployment of just over 6% in Q421. In the Upside 2 scenario, effective fiscal stimulus measures, including public investments in infrastructure and skills, provide a boost to demand and confidence, which in turn leads to economic activity in almost all advanced economies returning to the pre-COVID-19 pandemic levels by the end of 2021. Unemployment levels decline back below 5% by H222 in the UK, and below 4% by early 2022 in the US. In the Downside 2 scenario supply and distribution issues slow the vaccination process and the emergence of new virus variants that are not susceptible to the existing vaccines fuels the outbreak again resulting in full national lockdowns in Q321. This leads to significant falls in GDP in Q321 and UK and US unemployment reaching c.10% and 12% respectively.

Although the macroeconomic outlook has improved, the Group’s view on uncertainty remains unchanged, believing potential credit deterioration could be seen once government support is removed, particularly in vulnerable areas of the portfolio. In response, economic uncertainty PMAs remained relatively stable at c.£2.1bn. For further details see page 34.

Limited defaults have been observed to date in response to the COVID-19 pandemic, partly as a result of government and bank support measures. However, such support measures are scheduled to taper down from Q321 bringing with it uncertainty. Despite improvement in macroeconomic variables in the period, unemployment remains at elevated levels but portfolios are yet to respond, and may not do so until support measures fall away.

The methodology for estimating probability weights for each of the scenarios involves a comparison of the distribution of key historical UK and US macroeconomic variables against the forecast paths of the 5 scenarios. The range of forecast paths generated in the calculation of the weights at 30 June 2021 is slightly narrower than 31 December 2020 due to lower levels of uncertainty. The Upside 2 and Downside 2 scenarios are therefore nearer the tails of the distribution than previously resulting in lower weights. See page 39 for probability weightings used at H121.

The tables below show the key consensus macroeconomic variables used in the scenarios (3-year annual paths), the probability weights applied to each scenario and the macroeconomic variables by scenario using ‘specific bases’ i.e. the most extreme position of each variable in the context of the scenario, for example, the highest unemployment for downside scenarios and the lowest unemployment for upside scenarios. The 5-year average table provides additional transparency.

Baseline average macroeconomic variables used in the calculation of ECL
	2021	2022	2023
As at 30.06.21%		%	%
UK GDP1	4.9	5.6	2.3
UK unemployment2	5.8	5.7	5.1
UK HPI3	(0.5)	0.3	3.1
UK bank rate	0.1	0.2	0.4
US GDP1	5.7	3.9	1.6
US unemployment4	5.6	4.5	4.4
US HPI5	3.9	3.5	3.5
US federal funds rate	0.3	0.3	0.7

As at 31.12.20
UK GDP1	6.3	3.3	2.6
UK unemployment2	6.7	6.4	5.8
UK HPI3	2.4	2.3	5.0
UK bank rate	—	(0.1)	—
US GDP1	3.9	3.1	2.9
US unemployment4	6.9	5.7	5.6
US HPI5	2.8	4.7	4.7
US federal funds rate	0.3	0.3	0.3

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in average yearly UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in average yearly US HPI = FHFA House Price Index, relative to prior year end.

Downside 2 average economic variables used in the calculation of ECL
	2021	2022	2023
As at 30.06.21%		%	%
UK GDP1	(1.7)	2.0	5.2
UK unemployment2	7.3	8.2	6.6
UK HPI3	(5.8)	(5.8)	0.2
UK bank rate	0.1	—	—
US GDP1	1.5	1.4	2.0
US unemployment4	8.7	11.0	9.3
US HPI5	(4.9)	(3.0)	1.1
US federal funds rate	0.3	0.3	0.3

As at 31.12.20
UK GDP1	(3.9)	6.5	2.6
UK unemployment2	8.0	9.3	7.8
UK HPI3	(13.6)	(10.8)	0.5
UK bank rate	(0.2)	(0.2)	(0.1)
US GDP1	(2.4)	3.6	2.1
US unemployment4	13.4	11.9	10.1
US HPI5	(17.2)	(0.7)	0.6
US federal funds rate	0.3	0.3	0.3

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in average yearly UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in average yearly US HPI = FHFA house price index, relative to prior year end.

Downside 1 average economic variables used in the calculation of ECL
	2021	2022	2023
As at 30.06.21%		%	%
UK GDP1	0.6	4.4	4.2
UK unemployment2	6.4	6.6	5.6
UK HPI3	(3.1)	(2.7)	1.7
UK bank rate	0.1	0.1	0.2
US GDP1	3.4	2.5	1.6
US unemployment4	7.4	7.9	6.1
US HPI5	(0.5)	0.2	2.3
US federal funds rate	0.3	0.3	0.3

As at 31.12.20
UK GDP1	0.1	6.6	3.2
UK unemployment2	7.3	8.0	6.9
UK HPI3	(6.7)	(3.5)	1.7
UK bank rate	(0.1)	(0.1)	—
US GDP1	0.4	3.6	2.3
US unemployment4	11.0	8.9	6.9
US HPI5	(5.9)	1.8	2.6
US federal funds rate	0.3	0.3	0.3

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in average yearly UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in average yearly US HPI = FHFA House Price Index, relative to prior year end.

Upside 2 average economic variables used in the calculation of ECL
	2021	2022	2023
As at 30.06.21%		%	%
UK GDP1	6.8	9.4	4.0
UK unemployment2	5.5	4.9	4.4
UK HPI3	4.6	9.9	11.3
UK bank rate	0.1	0.4	0.6
US GDP1	6.5	8.2	3.4
US unemployment4	5.3	3.8	3.8
US HPI5	6.5	8.0	7.3
US federal funds rate	0.3	0.3	1.1

As at 31.12.20
UK GDP1	12.2	5.3	3.9
UK unemployment2	6.2	5.5	4.8
UK HPI3	6.6	10.4	10.8
UK bank rate	0.1	0.3	0.3
US GDP1	7.1	4.6	4.0
US unemployment4	5.5	4.3	4.1
US HPI5	8.8	9.1	8.9
US federal funds rate	0.3	0.4	0.6

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in average yearly UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in average yearly US HPI = FHFA House Price Index, relative to prior year end.

Upside 1 average economic variables used in the calculation of ECL
	2021	2022	2023
As at 30.06.21%		%	%
UK GDP1	5.9	7.3	3.0
UK unemployment2	5.6	5.2	4.7
UK HPI3	1.5	4.5	7.4
UK bank rate	0.1	0.2	0.6
US GDP1	6.1	5.8	2.4
US unemployment4	5.5	4.2	4.2
US HPI5	6.2	6.8	5.7
US federal funds rate	0.3	0.3	0.9

As at 31.12.20
UK GDP1	9.3	3.9	3.4
UK unemployment2	6.4	6.0	5.2
UK HPI3	4.6	6.1	6.1
UK bank rate	0.1	0.1	0.3
US GDP1	5.5	4.0	3.7
US unemployment4	6.0	4.8	4.6
US HPI5	6.8	6.7	6.3
US federal funds rate	0.3	0.3	0.5

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in average yearly UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in average yearly US HPI = FHFA House Price Index, relative to prior year end.

Scenario probability weighting
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 30.06.21
Scenario probability weighting	19.6	24.5	26.4	16.9	12.6
As at 31.12.20
Scenario probability weighting	20.2	24.2	24.7	15.5	15.4

Specific bases show the most extreme position of each variable in the context of the scenario, for example, the highest unemployment for downside scenarios, average unemployment for baseline scenarios and lowest unemployment for upside scenarios. GDP and HPI downside and upside scenario data represents the lowest and highest points relative to the start point in the 20 quarter period.

Macroeconomic variables (specific bases)1
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 30.06.21%		%	%	%	%
UK GDP2	25.9	20.2	3.3	(4.2)	(8.1)
UK unemployment3	4.1	4.3	5.1	7.5	9.8
UK HPI4	48.2	25.5	1.6	(5.8)	(11.8)
UK bank rate3	0.1	0.1	0.4	0.3	0.1
US GDP2	23.7	18.3	2.8	(0.2)	(3.2)
US unemployment3	3.8	4.2	4.7	8.9	12.0
US HPI4	41.2	32.6	3.6	(1.3)	(7.9)
US federal funds rate3	0.3	0.3	0.8	1.5	0.8

As at 31.12.20
UK GDP2	14.2	8.8	0.7	(22.1)	(22.1)
UK unemployment3	4.0	4.0	5.7	8.4	10.1
UK HPI4	48.2	30.8	3.6	(4.5)	(18.3)
UK bank rate3	0.1	0.1	—	0.6	0.6
US GDP2	15.7	12.8	1.6	(10.6)	(10.6)
US unemployment3	3.8	3.8	6.4	13.0	13.7
US HPI4	42.2	30.9	3.8	(3.7)	(15.9)
US federal funds rate3	0.1	0.1	0.3	1.3	1.3

1
UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA House Price Index. 20 quarter period starts from Q121 (2020: Q120).

2
Maximum growth relative to Q420 (2020: Q419), based on 20 quarter period in Upside scenarios; 5-year yearly average Compound Annual Growth Rate (CAGR) in Baseline; minimum growth relative to Q420 (2020: Q419), based on 20 quarter period in Downside scenarios.

3	Lowest quarter in 20 quarter period in Upside scenarios; 5-year average in Baseline; highest quarter in 20 quarter period in Downside scenarios.
4
Maximum growth relative to Q420 (2020: Q419), based on 20 quarter period in Upside scenarios; 5-year quarter end CAGR in Baseline; minimum growth relative to Q420 (2020: Q419), based on 20 quarter period in Downside scenarios.

Average basis represents the average quarterly value of variables in the 20 quarter period with GDP and HPI based on yearly average and quarterly CAGRs respectively.

Macroeconomic variables (5 year averages)1
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 30.06.21%		%	%	%	%
UK GDP2	5.2	4.2	3.3	2.6	1.8
UK unemployment3	4.6	4.8	5.1	5.7	6.5
UK HPI4	8.2	4.7	1.6	—	(1.6)
UK bank rate3	0.7	0.6	0.4	0.2	—
US GDP2	4.6	3.7	2.8	2.0	1.4
US unemployment3	4.1	4.4	4.7	6.3	8.5
US HPI4	7.1	5.8	3.6	1.6	(0.4)
US federal funds rate3	1.1	0.9	0.8	0.6	0.3

As at 31.12.20
UK GDP2	2.5	1.6	0.7	0.1	(0.9)
UK unemployment3	5.0	5.3	5.7	6.5	7.2
UK HPI4	8.2	5.5	3.6	(0.2)	(3.6)
UK bank rate3	0.3	0.2	—	—	(0.1)
US GDP2	2.9	2.4	1.6	0.8	0.1
US unemployment3	5.3	5.7	6.4	8.3	10.4
US HPI4	7.3	5.5	3.8	0.8	(3.0)
US federal funds rate3	0.5	0.5	0.3	0.3	0.3

1
UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA House Price Index.

2	5-year yearly average CAGR, starting 2020 (2020: 2019).
3	5-year average. Period based on 20 quarters from Q121 (2020: Q120).
4	5-year quarter end CAGR, starting Q420 (2020: Q419).

ECL under 100% weighted scenarios for modelled portfolios

The table below shows the ECL assuming scenarios have been 100% weighted. Model exposures are allocated to a stage based on the individual scenario rather than through a probability-weighted approach as required for Barclays reported impairment allowances. As a result, it is not possible to back solve to the final reported weighted ECL from the individual scenarios as a balance may be assigned to a different stage dependent on the scenario. Model exposure uses exposure at default (EAD) values and is not directly comparable to gross exposure used in prior disclosures. For Credit cards, unsecured loans and other retail lending, an average EAD measure is used (12-month or lifetime, depending on stage allocation in each scenario). Therefore, the model exposure movement into Stage 2 is higher than the corresponding Stage 1 reduction.

All ECL using a model is included, with the exception of Treasury assets (£4m of ECL). Non-modelled exposures and management adjustments are excluded. Management adjustments can be found in the Management adjustments to models for impairment section.

Model exposures allocated to Stage 3 do not change in any of the scenarios as the transition criteria relies only on observable evidence of default as at 30 June 2021 and not on macroeconomic scenarios.

The Downside 2 scenario represents a severe global recession with substantial falls in both UK and US GDP. Unemployment in UK markets rises towards 9.8% and US markets rises towards 12% and there are substantial falls in asset prices including housing. Under the Downside 2 scenario, model exposure moves between stages as the economic environment weakens. This can be seen in the movement of £18bn of model exposure into Stage 2 between the Weighted and Downside 2 scenario. ECL increases in Stage 2 predominantly due to unsecured portfolios as economic conditions deteriorate.

	Scenarios
As at 30.06.21	Weighted	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model Exposure (£m)
Home loans	131,134	133,584	132,343	130,694	128,711	126,953
Credit cards, unsecured loans and other retail lending	44,014	45,185	44,809	44,307	42,383	39,252
Wholesale loans	160,174	162,762	162,201	160,564	158,614	152,164
Stage 1 Model ECL (£m)
Home loans	4	2	3	4	6	8
Credit cards, unsecured loans and other retail lending	379	269	288	324	456	486
Wholesale loans	248	187	203	224	306	352
Stage 1 Coverage (%)
Home loans	—	—	—	—	—	—
Credit cards, unsecured loans and other retail lending	0.9	0.6	0.6	0.7	1.1	1.2
Wholesale loans	0.2	0.1	0.1	0.1	0.2	0.2
Stage 2 Model Exposure (£m)
Home loans	24,345	21,895	23,136	24,785	26,769	28,526
Credit cards, unsecured loans and other retail lending	7,175	5,733	6,205	6,819	9,066	12,625
Wholesale loans	33,666	31,077	31,639	33,276	35,225	41,676
Stage 2 Model ECL (£m)
Home loans	20	13	15	18	27	39
Credit cards, unsecured loans and other retail lending	1,076	733	841	976	1,544	2,517
Wholesale loans	773	594	646	709	939	1,342
Stage 2 Coverage (%)
Home loans	0.1	0.1	0.1	0.1	0.1	0.1
Credit cards, unsecured loans and other retail lending	15.0	12.8	13.6	14.3	17.0	19.9
Wholesale loans	2.3	1.9	2.0	2.1	2.7	3.2
Stage 3 Model Exposure (£m)
Home loans	1,829	1,829	1,829	1,829	1,829	1,829
Credit cards, unsecured loans and other retail lending	2,374	2,374	2,374	2,374	2,374	2,374
Wholesale loans1	1,374	1,374	1,374	1,374	1,374	1,374
Stage 3 Model ECL (£m)
Home loans	324	307	315	325	337	352
Credit cards, unsecured loans and other retail lending	1,878	1,850	1,864	1,875	1,905	1,920
Wholesale loans1	67	65	66	67	69	72
Stage 3 Coverage (%)
Home loans	17.7	16.8	17.2	17.8	18.4	19.2
Credit cards, unsecured loans and other retail lending	79.1	77.9	78.5	79.0	80.2	80.9
Wholesale loans1	4.9	4.7	4.8	4.9	5.0	5.2
Total Model ECL (£m)
Home loans	348	322	333	347	370	399
Credit cards, unsecured loans and other retail lending	3,333	2,852	2,993	3,175	3,905	4,923
Wholesale loans1	1,088	846	915	1,000	1,314	1,766
Total Model ECL	4,769	4,020	4,241	4,522	5,589	7,088

1	Material wholesale loan defaults are individually assessed across different recovery strategies. As a result, ECL of £783m is reported as individually assessed impairments in the table below.

Reconciliation to total ECL	£m
Total model ECL	4,769
ECL from individually assessed impairments on stage 3 loans	783
ECL from non-modelled and other management adjustments1	1,678
Total ECL	7,230

1	Includes £1.9bn post-model adjustments of which £0.4bn is included as part of total model ECL and £0.2bn ECL from non-modelled exposures.

The dispersion of results around the Baseline is an indication of uncertainty around the future projections. The disclosure highlights the results of the alternative scenarios enabling the reader to understand the extent of the impact on exposure and ECL from the upside/downside scenarios. Consequently, the use of five scenarios with associated weightings results in a total weighted ECL uplift from the Baseline ECL of 5.5%, largely driven by credit card losses which have more linear loss profiles than UK home loans and wholesale loan positions.

Home loans: Total weighted ECL of £348m represents a 0.3% increase over the Baseline ECL (£347m), and coverage ratios remain steady across the Upside scenarios, Baseline and Downside 1 scenario. However, total ECL increases in the Downside 2 scenario to £399m, driven by a significant fall in UK HPI (11.8%) reflecting the non-linearity of the UK portfolio.

Credit cards, unsecured loans and other retail lending: Total weighted ECL of £3,333m represents a 5% increase over the Baseline ECL (£3,175m) reflecting the range of economic scenarios used, mainly impacted by unemployment and other key retail variables. Total ECL increases to £4,923m under Downside 2 scenario, mainly driven by Stage 2, where coverage rates increase to 19.9% from a weighted scenario approach of 15% and circa £5.5bn increase in model exposure that meets the Significant Increase in Credit Risk criteria and transitions from Stage 1 to Stage 2.

Wholesale loans: Total weighted ECL of £1,088m represents an 8.8% increase over the Baseline ECL (£1,000m) reflecting the range of economic scenarios used, with exposures in the Investment Bank particularly sensitive to the Downside 2 scenario.

	Scenarios
As at 31.12.20	Weighted	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model Exposure (£m)
Home loans	131,422	134,100	133,246	132,414	130,547	128,369
Credit cards, unsecured loans and other retail lending	51,952	53,271	52,932	51,995	50,168	48,717
Wholesale loans	149,099	155,812	154,578	152,141	144,646	131,415
Stage 1 Model ECL (£m)
Home loans	6	4	5	6	14	42
Credit cards, unsecured loans and other retail lending	392	316	340	372	415	415
Wholesale loans	262	242	258	249	278	290
Stage 1 Coverage (%)
Home loans	—	—	—	—	—	—
Credit cards, unsecured loans and other retail lending	0.8	0.6	0.6	0.7	0.8	0.9
Wholesale loans	0.2	0.2	0.2	0.2	0.2	0.2
Stage 2 Model Exposure (£m)
Home loans	19,180	16,502	17,356	18,188	20,055	22,233
Credit cards, unsecured loans and other retail lending	13,399	10,572	11,579	13,176	16,477	19,322
Wholesale loans	32,677	25,963	27,198	29,635	37,130	50,361
Stage 2 Model ECL (£m)
Home loans	37	31	32	33	42	63
Credit cards, unsecured loans and other retail lending	2,207	1,618	1,837	2,138	2,865	3,564
Wholesale loans	1,410	952	1,047	1,223	1,771	2,911
Stage 2 Coverage (%)
Home loans	0.2	0.2	0.2	0.2	0.2	0.3
Credit cards, unsecured loans and other retail lending	16.5	15.3	15.9	16.2	17.4	18.4
Wholesale loans	4.3	3.7	3.8	4.1	4.8	5.8
Stage 3 Model Exposure (£m)
Home loans	1,778	1,778	1,778	1,778	1,778	1,778
Credit cards, unsecured loans and other retail lending	2,585	2,585	2,585	2,585	2,585	2,585
Wholesale loans1	2,211	2,211	2,211	2,211	2,211	2,211
Stage 3 Model ECL (£m)
Home loans	307	282	286	290	318	386
Credit cards, unsecured loans and other retail lending	2,003	1,947	1,972	2,001	2,055	2,078
Wholesale loans1	146	128	134	141	157	184
Stage 3 Coverage (%)
Home loans	17.3	15.9	16.1	16.3	17.9	21.7
Credit cards, unsecured loans and other retail lending	77.5	75.3	76.3	77.4	79.5	80.4
Wholesale loans1	6.6	5.8	6.1	6.4	7.1	8.3
Total Model ECL (£m)
Home loans	350	317	323	329	374	491
Credit cards, unsecured loans and other retail lending	4,602	3,881	4,149	4,511	5,335	6,057
Wholesale loans1	1,818	1,322	1,439	1,613	2,206	3,385
Total Model ECL	6,770	5,520	5,911	6,453	7,915	9,933

1	Material wholesale loan defaults are individually assessed across different recovery strategies. As a result, ECL of £902m is reported as individually assessed impairments in the table below.

Reconciliation to total ECL1	£m
Total model ECL	6,770
ECL from individually assessed impairments on stage 3 loans	902
ECL from non-modelled and other management adjustments	1,727
Total ECL	9,399

1	Includes £1.4bn of post-model adjustments and £0.3bn ECL from non-modelled exposures.

Analysis of specific portfolios and asset types

Payment holidays

Payment holidays are substantially concluded and due to roll off by the end of July 2021. The impact of payment holidays on delinquency performance in the period has been modest and as such detail has not been included in the commentaries below.

Secured home loans

The UK home loan portfolio primarily comprises first lien mortgages and accounts for 93% (December 2020: 93%) of the Group’s total home loans balance.

Home loans principal portfolios	Barclays UK
	As at 30.06.21	As at 31.12.20
Gross loans and advances (£m)	155,247	148,343
90 day arrears rate, excluding recovery book (%)	0.1	0.2
Annualised gross charge-off rates - 180 days past due (%)	0.6	0.6
Recovery book proportion of outstanding balances (%)	0.6	0.6
Recovery book impairment coverage ratio (%)	3.4	3.2

Average marked to market LTV
Balance weighted %	51.3	50.7
Valuation weighted %	38.0	37.6

New lending	Half year ended 30.06.21	Half year ended 30.06.20
New home loan bookings (£m)	19,120	9,977
New home loan proportion > 90% LTV (%)	0.9	3.7
Average LTV on new home loans: balance weighted (%)	68.7	68.4
Average LTV on new home loans: valuation weighted (%)	61.3	60.0

Home loans principal portfolios – distribution of balances by LTV1

	Distribution of balances				Distribution of impairment allowance				Coverage ratio
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Barclays UK	%	%	%	%	%	%	%	%	%	%	%	%
As at 30.06.21
<=75%	74.4	11.8	0.7	86.9	6.0	16.4	24.4	46.8	—	0.1	1.7	—
>75% and <=90%	11.4	0.9	—	12.3	3.9	20.4	10.8	35.1	—	1.2	14.2	0.1
>90% and <=100%	0.7	—	—	0.7	0.4	0.8	3.4	4.6	—	2.0	46.9	0.3
>100%	0.1	—	—	0.1	0.2	2.9	10.4	13.5	0.2	8.1	83.5	9.0
As at 31.12.20
<=75%	75.7	11.6	0.6	87.9	17.9	15.0	19.0	51.9	—	0.1	1.8	—
>75% and <=90%	10.8	0.8	—	11.6	9.7	14.8	7.6	32.1	0.1	1.2	16.0	0.2
>90% and <=100%	0.4	—	—	0.4	0.8	1.5	2.2	4.5	0.1	2.6	35.7	0.7
>100%	0.1	—	—	0.1	0.7	3.4	7.4	11.5	0.7	10.3	69.1	8.0

1	Portfolio mark to market based on the most updated valuation including recovery book balances. Updated valuations reflect the application of the latest HPI available as at 30 June 2021.

The increased level of new business was driven by elevated demand in the house purchase market supported by government intervention including stamp duty relief. Also, with the gradual roll back of COVID restrictions, high LTV products were re-introduced in a phased manner during 2021, including the introduction of a 95% LTV product under the Government’s mortgage guarantee scheme in April 2021. The comparatively lower LTV > 90% new loan proportion is primarily a result of the mortgage guarantee scheme being live for only 3 months of H121.

Head Office: Italian home loans and advances at amortised cost reduced to £5.1bn (2020: £5.7bn). The portfolio is secured on residential property with an average balance weighted mark to market LTV of 61% (2020: 62.1%). 90 day arrears decreased to 1.4% (2020: 1.7%), gross charge-off rates decreased to 0.8% (2020: 1.0%).

Credit cards, unsecured loans and other retail lending

The principal portfolios listed below accounted for 83% (December 2020: 84%) of the Group’s total credit cards, unsecured loans and other retail lending.

Principal portfolios	Gross exposure	30 day arrears rate, excluding recovery book	90 day arrears rate, excluding recovery book	Annualised gross write-off rate	Annualised net write-off rate
As at 30.06.21	£m	%	%	%	%
Barclays UK
UK cards	10,202	1.4	0.6	4.9	4.8
UK personal loans	4,075	2.3	1.4	3.9	3.6
Barclays Partner Finance	2,362	0.5	0.2	1.3	1.3
Barclays International
US cards	15,895	1.6	0.9	5.6	5.4
Germany consumer lending	3,398	1.5	0.7	0.9	0.8

As at 31.12.20
Barclays UK
UK cards	11,911	1.7	0.8	2.9	2.9
UK personal loans	4,591	2.3	1.2	3.4	3.1
Barclays Partner Finance	2,469	0.5	0.3	1.1	1.1
Barclays International
US cards	16,845	2.5	1.4	5.6	5.6
Germany consumer lending	3,458	1.9	0.8	1.2	1.1

UK cards: 30 and 90 day arrears rates reduced by 0.3% and 0.2% to 1.4% and 0.6% respectively, despite balances reducing by c.£1.7bn. The reduction in arrears was driven by continued COVID support measures, along with improved book quality reflecting lower consumer demand, tighter lending criteria and reduced customer credit limits. Gross and net write-off rates increased significantly to 4.9% and 4.8% respectively as a result of the significant reduction in overall balances since the accounts originally charged off. In addition, fewer debt sales in 2020, allowed balances to follow the contractual write-off processes, rather than accelerated write-offs due to debt sales.

UK personal loans: 30 day arrears rate was stable at 2.3% whilst the 90 day arrears rate increased by 0.2% to 1.4%. The increase in late cycle arrears was driven by a higher flow in to delinquency, specifically in Q121, of customers previously granted a payment holiday, as well as an overall reduction in balances. Gross and net write-off rates increased as a result of the reduction in overall balances.

Barclays Partner Finance: 30 and 90 day arrears rates remain stable and in line with December 2020.

US cards: 30 and 90 day arrears rates improved and remain below pre-pandemic levels due to government support schemes and industry payment deferrals that were made available to consumers. These factors also contributed to the decrease in balances.

Germany consumer lending: 30 and 90 day arrears rates decreased, reflecting better-than-expected customer resilience, helped by government support schemes. In addition, improvements in collections processes and the implementation of tighter underwriting criteria helped improve the credit quality of the book.

Market Risk

Analysis of management value at risk (VaR)

The table below shows the total management VaR on a diversified basis by asset class. Total management VaR includes all trading positions in CIB and Treasury and it is calculated with a one-day holding period. VaR limits are applied to total management VaR and by asset class. Additionally, the market risk management function applies VaR sub-limits to material businesses and trading desks.

Management VaR (95%) by asset class

	Half year ended 30.06.21			Half year ended 31.12.20			Half year ended 30.06.20
	Average	High	Low	Average	High	Low	Average	High	Low
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Credit risk	18	30	9	19	23	15	22	38	10
Interest rate risk	8	15	4	11	17	6	9	17	6
Equity risk	10	15	6	10	16	7	15	35	6
Basis risk	7	10	4	10	12	7	10	16	7
Spread risk	4	6	3	5	7	4	5	9	3
Foreign exchange risk	3	6	2	5	7	3	5	7	2
Commodity risk	—	1	—	1	1	—	1	1	—
Inflation risk	2	3	2	2	3	1	1	2	1
Diversification effect1	(30)	n/a	n/a	(35)	n/a	n/a	(33)	n/a	n/a
Total management VaR	22	36	13	28	35	20	35	57	18

1
Diversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each area. Historical correlations between losses are taken into account in making these assessments. The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low VaR reported as a whole. Consequently, a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

Average management VaR decreased 21% to £22m (H220: £28m), reflecting a reduction of £5m due to a methodology update which changed the historical lookback period of the VaR model from two years to one year and reduced risk taking in the period. The methodology change has increased the responsiveness of the model to changes over time in volatility levels in the lookback period.

Treasury and Capital Risk

The Group has a comprehensive Key Risk Control Framework for managing its liquidity risk. The liquidity framework meets the PRA standards and is designed to maintain liquidity resources that are sufficient in amount and quality, and a funding profile that is appropriate to meet the Group’s Liquidity Risk Appetite (LRA). The liquidity framework is delivered via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring.

Liquidity risk stress testing

The liquidity risk stress assessment measures the potential contractual and contingent stress outflows under a range of scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows if a stress occurs. The short-term scenarios include a 30 day Barclays-specific stress event, a 90 day market-wide stress event and a 30 day combined scenario consisting of both a Barclays specific and market-wide stress event. The Group also runs a long-term liquidity stress test, which measures the anticipated outflows over a 12 month market-wide scenario.

The CRR (as amended by CRR II) liquidity coverage ratio (LCR) requirement takes into account the relative stability of different sources of funding and potential incremental funding requirements in a stress. The LCR is designed to promote short-term resilience of a bank’s liquidity risk profile by holding sufficient high quality liquid assets to survive an acute stress scenario lasting for 30 days.

As at 30 June 2021, the Group held eligible liquid assets in excess of 100% of net stress outflows to its internal and external regulatory requirements.

Liquidity coverage ratio
	As at 30.06.21	As at 31.12.20
	£bn	£bn
Eligible liquidity buffer	280	258
Net stress outflows	(172)	(159)
Surplus	108	99

Liquidity coverage ratio	162%	162%

The Group plans to maintain its surplus to the internal and regulatory stress requirements at an efficient level, while considering risks to market funding conditions and its liquidity position. The continuous reassessment of these risks may lead to execution of appropriate actions to resize the liquidity pool.

Composition of the Group liquidity pool
	As at 30.06.21				As at 31.12.20
	Liquidity pool	Liquidity pool of which CRD IV LCR eligible3			Liquidity pool
		Cash	Level 1	Level 2A
	£bn	£bn	£bn	£bn	£bn
Cash and deposits with central banks1	224	217	—	—	197

Government bonds2
AAA to AA-	39	—	30	1	31
A+ to A-	6	—	1	5	13
BBB+ to BBB-	2	—	2	—	1
Total government bonds	47	—	33	6	45

Other
Government Guaranteed Issuers, PSEs and GSEs	8	—	5	2	10
International Organisations and MDBs	4	—	4	—	6
Covered bonds	7	—	6	2	8
Other	1	—	—	—	—
Total other	20	—	15	4	24

Total as at 30 June 2021	291	217	48	10	266
Total as at 31 December 2020	266	192	55	11

1
Includes cash held at central banks and surplus cash at central banks related to payment schemes. Over 98% (December 2020: over 98%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.

2	Of which over 76% (December 2020: over 78%) comprised UK, US, French, German, Japanese, Swiss and Dutch securities.
3
The LCR eligible liquidity pool is adjusted for trapped liquidity and other regulatory deductions. It also incorporates other CRR (as amended by CRR II) qualifying assets that are not eligible under Barclays’ internal risk appetite.

The Group liquidity pool increased to £291bn as at 30 June 2021 (December 2020: £266bn) driven by continued deposit growth, further borrowing from the Bank of England’s Term Funding Scheme with additional incentives for SMEs and a seasonal increase in short-term wholesale funding, which were partly offset by an increase in business funding consumption. During H121, the month-end liquidity pool ranged from £290bn to £308bn (H220: £266bn to £332bn), and the month-end average balance was £296bn (H220: £318bn). The liquidity pool is held unencumbered and is not used to support payment or clearing requirements. Such requirements are treated as part of our regular business funding. The liquidity pool is intended to offset stress outflows, and comprises the above cash and unencumbered assets.

As at 30 June 2021, 60% (December 2020: 64%) of the liquidity pool was located in Barclays Bank PLC, 27% (December 2020: 23%) in Barclays Bank UK PLC and 6% (December 2020: 7%) in Barclays Bank Ireland PLC. The residual portion of the liquidity pool is held outside of these entities, predominantly in US subsidiaries, to meet entity-specific stress outflows and local regulatory requirements. To the extent the use of this residual portion of the liquidity pool is restricted due to local regulatory requirements, it is assumed to be unavailable to the rest of the Group in calculating the LCR.

The composition of the pool is subject to limits set by the Board and the independent liquidity risk, credit risk and market risk functions. In addition, the investment of the liquidity pool is monitored for concentration by issuer, currency and asset type. Given returns generated by these highly liquid assets, the risk and reward profile is continuously managed.

Deposit funding
	As at 30.06.21			As at 31.12.20
	Loans and advances at amortised cost	Deposits at amortised cost	Loan: deposit ratio1	Loan: deposit ratio1
Funding of loans and advances	£bn	£bn	%	%
Barclays UK	222	256	87	89
Barclays International	122	245	50	51
Head Office	5
Barclays Group	349	501	70	71

1	The loan: deposit ratio is calculated as loans and advances at amortised cost divided by deposits at amortised cost.

Funding structure and funding relationships

The basis for liquidity risk management is a funding structure that reduces the probability of a liquidity stress leading to an inability to meet funding obligations as they fall due. The Group’s overall funding strategy is to develop a diversified funding base (geographically, by type and by counterparty) and maintain access to a variety of alternative funding sources, to provide protection against unexpected fluctuations, while minimising the cost of funding.

Within this, the Group aims to align the sources and uses of funding. As such, retail and corporate loans and advances are largely funded by deposits in the relevant entities, with the surplus primarily funding the liquidity pool. The majority of reverse repurchase agreements are matched by repurchase agreements. Derivative liabilities and assets are largely matched. A substantial proportion of balance sheet derivative positions qualify for counterparty netting and the remaining portions are largely offset when netted against cash collateral received and paid. Wholesale debt and equity is used to fund residual assets.

These funding relationships as at 30 June 2021 are summarised below:

	As at 30.06.21	As at 31.12.20		As at 30.06.21	As at 31.12.20
Assets	£bn	£bn	Liabilities and equity	£bn	£bn
Loans and advances at amortised cost1	340	335	Deposits at amortised cost	501	481
Group liquidity pool	291	266	<1 Year wholesale funding	58	43
			>1 Year wholesale funding	101	102
Reverse repurchase agreements, trading portfolio assets, cash collateral and settlement balances	419	376	Repurchase agreements, trading portfolio liabilities, cash collateral and settlement balances	362	324
Derivative financial instruments	257	302	Derivative financial instruments	247	301
Other assets2	69	71	Other liabilities	39	32
			Equity	68	67
Total assets	1,376	1,350	Total liabilities and equity	1,376	1,350

1	Adjusted for liquidity pool debt securities reported at amortised cost of £9bn (December 2020: £8bn).
2	Other assets include fair value assets that are not part of reverse repurchase agreements or trading portfolio assets, and other asset categories.

Composition of wholesale funding

Wholesale funding outstanding (excluding repurchase agreements) was £158.7bn (December 2020: £145bn). In H121, the Group issued £5.9bn of MREL eligible instruments from Barclays PLC (the Parent company) in a range of tenors and currencies.

Our operating companies also access wholesale funding markets to maintain their stable and diversified funding bases. Barclays Bank PLC continued to issue in the shorter-term and medium-term notes markets. In addition, Barclays Bank UK PLC continued to issue in the shorter-term markets.

Wholesale funding of £57.8bn (December 2020: £42.7bn) matures in less than one year, representing 36% (December 2020: 29%) of total wholesale funding outstanding. This includes £18.8bn (December 2020: £20.3bn) related to term funding2.

Maturity profile of wholesale funding1,2
	<1	1-3	3-6	6-12	<1	1-2	2-3	3-4	4-5	>5
	month	months	months	months	year	years	years	years	years	years	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays PLC (the Parent company)
Senior unsecured (public benchmark)	—	1.2	—	0.8	2.0	4.7	6.8	6.9	5.3	12.1	37.8
Senior unsecured (privately placed)	—	—	0.1	—	0.1	—	0.3	—	—	0.5	0.9
Subordinated liabilities	—	—	—	—	—	—	—	0.9	1.5	6.8	9.2
Barclays Bank PLC (including subsidiaries)
Certificates of deposit and commercial paper	3.7	8.0	8.9	8.9	29.5	0.4	0.1	—	—	—	30.0
Asset backed commercial paper	2.1	3.2	0.3	0.1	5.7	—	—	—	—	—	5.7
Senior unsecured (public benchmark)	—	0.1	—	1.3	1.4	—	1.0	—	—	0.5	2.9
Senior unsecured (privately placed)3	0.9	2.6	2.3	5.3	11.1	7.7	7.5	4.9	3.5	21.8	56.5
Covered Bonds	—	—	—	—	—	—	—	—	—	—	—
Asset backed securities	—	—	0.5	0.1	0.6	0.6	0.1	0.1	0.3	1.4	3.1
Subordinated liabilities	—	0.4	—	1.0	1.4	1.1	0.1	0.1	—	0.9	3.6
Barclays Bank UK PLC (including subsidiaries)
Certificates of deposit and commercial paper	1.6	2.0	0.1	0.1	3.8	—	—	—	—	—	3.8
Senior unsecured (public benchmark)	—	—	—	—	—	—	—	—	—	0.2	0.2
Covered Bonds	—	—	—	2.2	2.2	1.7	—	—	—	1.1	5.0
Total as at 30 June 2021	8.3	17.5	12.2	19.8	57.8	16.2	15.9	12.9	10.6	45.3	158.7
Of which secured	2.1	3.2	0.8	2.4	8.5	2.3	0.1	0.1	0.3	2.5	13.8
Of which unsecured	6.2	14.3	11.4	17.4	49.3	13.9	15.8	12.8	10.3	42.8	144.9

Total as at 31 December 2020	5.7	15.4	9.5	12.1	42.7	15.6	16.7	12.3	10.2	47.5	145.0
Of which secured	2.3	5.0	0.7	0.5	8.5	3.1	2.2	0.5	0.2	2.6	17.1
Of which unsecured	3.4	10.4	8.8	11.6	34.2	12.5	14.5	11.8	10.0	44.9	127.9

1
The composition of wholesale funds comprises the balance sheet reported financial liabilities at fair value, debt securities in issue and subordinated liabilities. It does not include participation in the central bank facilities reported within repurchase agreements and other similar secured borrowing.

2
Term funding comprises public benchmark and privately placed senior unsecured notes, covered bonds, asset-backed securities and subordinated debt where the original maturity of the instrument is more than 1 year.

3	Includes structured notes of £47.9bn, of which £10.2bn matures within one year.

Credit ratings

In addition to monitoring and managing key metrics related to the financial strength of the Group, Barclays also solicits independent credit ratings from Standard & Poor’s Global (S&P), Moody’s, Fitch, and Rating and Investment Information (R&I). These ratings assess the creditworthiness of the Group, its subsidiaries and its branches, and are based on reviews of a broad range of business and financial attributes including capital strength, profitability, funding, liquidity, asset quality, strategy and governance.

Barclays Bank PLC	Standard & Poor's	Moody's	Fitch
Long-term	A / Positive	A1 / Stable	A+ / Stable
Short-term	A-1	P-1	F1

Barclays Bank UK PLC
Long-term	A / Positive	A1 / Stable	A+ / Stable
Short-term	A-1	P-1	F1

Barclays PLC
Long-term	BBB / Positive	Baa2 /Stable	A / Stable
Short-term	A-2	P-2	F1

In June 2021, S&P revised the outlooks of Barclays PLC, Barclays Bank PLC and Barclays Bank UK PLC to positive from stable, whilst affirming all ratings. The revisions reflect the view that Barclays is delivering a stronger, more consistent business profile and financial performance.

In July 2021, Moody’s revised the outlook of Barclays Bank UK PLC to stable from negative due to their view that asset quality and profitability have stabilised following a turbulent 2020.

In July 2021, Fitch revised the outlooks of Barclays PLC, Barclays Bank PLC and Barclays Bank UK PLC to stable from negative, whilst affirming all ratings. The revisions reflected improved expectations for economic recovery in Barclays’ key markets and the Group’s resilient performance through the pandemic.

Barclays also solicits issuer ratings from R&I, and the ratings of A- for Barclays PLC and A for Barclays Bank PLC were affirmed in November 2020 with stable outlooks.

A credit rating downgrade could result in outflows to meet collateral requirements on existing contracts. Outflows related to credit rating downgrades are included in the LRA stress scenarios and a portion of the liquidity pool is held against this risk. Credit ratings downgrades could also result in reduced funding capacity and increased funding costs.

The contractual collateral requirement following one- and two-notch long-term and associated short-term downgrades across all credit rating agencies, would result in outflows of £1bn and £4bn respectively, and are provided for in determining an appropriate liquidity pool size given the Group’s liquidity risk appetite. These numbers do not assume any management or restructuring actions that could be taken to reduce posting requirements. These outflows do not include the potential liquidity impact from loss of unsecured funding, such as from money market funds, or loss of secured funding capacity. However, unsecured and secured funding stresses are included in the LRA stress scenarios and a portion of the liquidity pool is held against these risks.

Capital

The Group’s Overall Capital Requirement for CET1 is 11.2% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.7% Pillar 2A requirement and a 0% Countercyclical Capital Buffer (CCyB).

The Group’s CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. On 11 March 2020, the Financial Policy Committee (FPC) set the CCyB rate for UK exposures at 0% with immediate effect. The buffer rates set by other national authorities for non-UK exposures are not currently material. Overall, this results in a 0.0% CCyB for the Group.

The Group’s Pillar 2A requirement as per the PRA’s Individual Capital Requirement is 4.8% of which at least 56.25% needs to be met with CET1 capital, equating to approximately 2.7% of RWAs. The Pillar 2A requirement is subject to at least annual review and has been set as a nominal capital amount. This is based on a point in time assessment and the requirement (when expressed as a proportion of RWAs) will change depending on the total RWAs at each reporting period.

Following the withdrawal of the UK from the EU, any references to CRR as amended by CRR II mean, unless otherwise specified, CRR as amended by CRR II, as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018 and subject to the temporary transitional powers (TTP) available to UK regulators to delay or phase-in on-shoring changes to UK regulatory requirements arising at the end of the transition period until 31 March 2022, as at the applicable reporting date. With effect from 26 June 2021, the Financial Services Act 2021 amended CRR as amended by CRR II in part. The amendments included an extension to the application of CRR II settlement netting to the CRR leverage exposure which was due to expire on 27 June 2021 under CRR II quick fix measures. Throughout the TTP period, the Bank of England (BoE) and PRA will continue to review the UK regulatory framework and the Group disclosures will reflect the amended framework as applicable at the effective reporting date.

On 26 April 2019, a prudential backstop was implemented for qualifying exposures originating after 26 April 2019 that have been non-performing for more than 2 years. Where minimum coverage requirements for qualifying non-performing exposures are not met, the difference must be deducted from CET1 capital. Different conversion factors are applied for secured and unsecured exposures depending on the length of time the exposures have been non-performing. For 2021, the conversion factor applied to secured non-performing exposures is 0% and for unsecured non-performing exposures is 35% prior to any coverage being applied. For H121 the impact to CET1 capital is immaterial.

On 9 July 2021, the PRA published their near final policy statement on the implementation of Basel III standards. The policy statement confirmed the PRA’s intention to revert to the previous treatment of 100% CET1 capital deduction for qualifying software assets, meaning the c.40bps benefit in the CET1 ratio will be reversed from 1 January 2022.

Capital ratios1,2,3	As at 30.06.21	As at 31.03.21	As at 31.12.20
CET1	15.1%	14.6%	15.1%
Tier 1 (T1)	18.9%	18.4%	19.0%
Total regulatory capital	22.3%	21.8%	22.1%

Capital resources	£m	£m	£m
Total equity excluding non-controlling interests per the balance sheet	67,052	65,105	65,797
Less: other equity instruments (recognised as AT1 capital)	(11,167)	(11,179)	(11,172)
Adjustment to retained earnings for foreseeable ordinary share dividends	(510)	(303)	(174)
Adjustment to retained earnings for foreseeable repurchase of shares	—	(439)	—
Adjustment to retained earnings for foreseeable other equity coupons	(35)	(42)	(30)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,447)	(1,496)	(1,146)
Goodwill and intangible assets	(6,814)	(6,504)	(6,914)
Deferred tax assets that rely on future profitability excluding temporary differences	(664)	(629)	(595)
Fair value reserves related to gains or losses on cash flow hedges	(665)	(850)	(1,575)
Gains or losses on liabilities at fair value resulting from own credit	934	1,202	870
Defined benefit pension fund assets	(1,828)	(1,192)	(1,326)
Direct and indirect holdings by an institution of own CET1 instruments	(50)	(50)	(50)
Adjustment under IFRS 9 transitional arrangements	1,331	2,285	2,556
Other regulatory adjustments	88	(4)	55
CET1 capital	46,225	45,904	46,296

AT1 capital
Capital instruments and related share premium accounts	11,167	11,179	11,172
Qualifying AT1 capital (including minority interests) issued by subsidiaries	648	655	646
Other regulatory adjustments and deductions	(80)	(80)	(80)
AT1 capital	11,735	11,754	11,738

T1 capital	57,960	57,658	58,034

T2 capital
Capital instruments and related share premium accounts	8,969	8,951	7,836
Qualifying T2 capital (including minority interests) issued by subsidiaries	1,401	1,641	1,893
Credit risk adjustments (excess of impairment over expected losses)	79	95	57
Other regulatory adjustments and deductions	(160)	(160)	(160)
Total regulatory capital	68,249	68,185	67,660

Total RWAs	306,424	313,356	306,203

1
CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR and CRR II non-compliant capital instruments.

2
The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC AT1 securities, was 14.7%, with £44.9bn of CET1 capital and £306.2bn of RWAs calculated without applying the transitional arrangements of the CRR as amended by CRR II.

3
The Group’s CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays Bank PLC 7.625% Contingent Capital Notes, was 15.1%. For this calculation CET1 capital and RWAs are calculated applying the transitional arrangements under the CRR as amended by CRR II, including the IFRS 9 transitional arrangements. The benefit of the Financial Services Authority (FSA) October 2012 interpretation of the transitional provisions, relating to the implementation of CRD IV, expired in December 2017.

Movement in CET1 capital	Three months ended 30.06.21	Six months ended 30.06.21
	£m	£m
Opening CET1 capital	45,904	46,296

Profit for the period attributable to equity holders	2,302	4,201
Own credit relating to derivative liabilities	3	17
Ordinary share dividends paid and foreseen	(380)	(509)
Purchased and foreseeable share repurchase	—	(700)
Other equity coupons paid and foreseen	(187)	(394)
Increase in retained regulatory capital generated from earnings	1,738	2,615

Net impact of share schemes	119	(48)
Fair value through other comprehensive income reserve	70	(250)
Currency translation reserve	(17)	(495)
Other reserves	5	(1)
Increase / (decrease) in other qualifying reserves	177	(794)

Pension remeasurements within reserves	289	103
Defined benefit pension fund asset deduction	(636)	(502)
Net impact of pensions	(347)	(399)

Additional value adjustments (PVA)	49	(301)
Goodwill and intangible assets	(310)	100
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	(35)	(69)
Adjustment under IFRS 9 transitional arrangements	(954)	(1,225)
Other regulatory adjustments	3	2
Decrease in regulatory capital due to adjustments and deductions	(1,247)	(1,493)

Closing CET1 capital	46,225	46,225

CET1 capital decreased £0.1bn to £46.2bn (December 2020: £46.3bn).

£4.2bn of capital generated from profits were partially offset by £1.6bn dividends paid and foreseen including £0.7bn for the share buyback announced with FY20 results, a £0.5bn accrual towards a FY21 dividend and £0.4bn of equity coupons paid. Other significant movements in the period were:

●	A £0.3bn reduction in the fair value through other comprehensive income reserve driven by a decrease in the fair value of bonds due to increasing bond yields
●	A 0.5bn decrease in the currency translation reserves driven by the depreciation of period end EUR and USD against GBP
●	A £0.4bn decrease as a result of movements relating to pensions, largely due to deficit contribution payments of £0.35bn in April 2021
●	A £0.3bn increase in the PVA deduction due to the removal of temporary regulatory supporting measures applied to certain additional valuation adjustments
●
A £1.2bn decrease in IFRS 9 transitional relief, after tax, primarily due to a credit impairment net release, impairment migrations from stage 2 to stage 3 and a decrease to the amount of relief applied to the pre-2020 impairment charge reducing to 50% in 2021 from 70% in 2020

RWAs by risk type and business
	Credit risk		Counterparty credit risk				Market Risk		Operational risk	Total RWAs
	STD	IRB	STD	IRB	Settlement Risk	CVA	STD	IMA
As at 30.06.21	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	7,151	52,995	437	—	—	163	33	—	11,381	72,160
Corporate and Investment Bank	26,406	71,540	15,343	18,973	101	2,668	17,761	18,010	23,453	194,255
Consumer, Cards and Payments	19,218	2,509	158	40	—	29	—	55	6,948	28,957
Barclays International	45,624	74,049	15,501	19,013	101	2,697	17,761	18,065	30,401	223,212
Head Office	4,591	7,269	—	—	—	—	—	—	(808)	11,052
Barclays Group	57,366	134,313	15,938	19,013	101	2,860	17,794	18,065	40,974	306,424

As at 30.03.21
Barclays UK	7,066	53,512	431	—	—	217	64	—	11,381	72,671
Corporate and Investment Bank	25,832	75,854	13,781	19,218	102	2,452	16,479	24,083	23,452	201,253
Consumer, Cards and Payments	18,621	2,875	178	41	—	28	—	59	6,949	28,751
Barclays International	44,453	78,729	13,959	19,259	102	2,480	16,479	24,142	30,401	230,004
Head Office	4,424	7,065	—	—	—	—	—	—	(808)	10,681
Barclays Group	55,943	139,306	14,390	19,259	102	2,697	16,543	24,142	40,974	313,356

As at 31.12.20
Barclays UK	7,360	54,340	394	—	—	136	72	—	11,359	73,661
Corporate and Investment Bank	24,660	73,792	12,047	20,280	246	2,351	13,123	22,363	23,343	192,205
Consumer, Cards and Payments	19,754	3,041	177	45	—	31	—	71	6,996	30,115
Barclays International	44,414	76,833	12,224	20,325	246	2,382	13,123	22,434	30,339	222,320
Head Office	4,153	6,869	—	—	—	—	—	—	(800)	10,222
Barclays Group	55,927	138,042	12,618	20,325	246	2,518	13,195	22,434	40,898	306,203

Movement analysis of RWAs
	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£m	£m	£m	£m	£m
Opening RWAs (as at 31.12.20)	193,969	35,707	35,629	40,898	306,203
Book size	378	1,698	1,519	76	3,671
Acquisitions and disposals	(874)	—	—	—	(874)
Book quality	1,074	277	—	—	1,351
Model updates	(1,070)	(186)	—	—	(1,256)
Methodology and policy	(115)	416	(1,289)	—	(988)
Foreign exchange movements1	(1,683)	—	—	—	(1,683)
Total RWA movements	(2,290)	2,205	230	76	221
Closing RWAs (as at 30.06.21)	191,679	37,912	35,859	40,974	306,424

1	Foreign exchange movements does not include foreign exchange for counterparty credit risk or market risk.

Overall RWAs remained broadly stable at £306.4bn (December 2020: £306.2bn).

Credit risk RWAs decreased £2.3bn:

●	A £1.1bn increase in book quality is primarily due to reduction in credit quality
●	A £1.1bn decrease in model updates primarily due to modelled risk weight recalibrations
●	A £1.7bn decrease in FX is due to the depreciation of period end EUR and USD against GBP

Counterparty Credit risk RWAs increased £2.2bn:

●	A £1.7bn increase in book size primarily due to an increase in trading activities across SFTs and derivatives

Market risk RWAs increased £0.2bn:

●	A £1.5bn increase in book size primarily due to increased client and trading activities
●	A £1.3bn decrease in methodology and policy is driven by a change in the historical look back period of the VaR model from two years to one year

Leverage ratio and exposures

The Group is subject to a leverage ratio requirement of 3.8% as at 30 June 2021. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer of 0.0%. Although the leverage ratio is expressed in terms of T1 capital, 75% of the minimum requirement, equating to 2.4375%, needs to be met with CET1 capital. In addition, the G-SII ALRB must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £6.3bn.

The Group is required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter. The Group is also required to disclose a UK leverage ratio based on capital and exposure on the last day of the quarter. Both approaches exclude qualifying claims on central banks from the leverage exposures and include the PRA’s adoption of CRR II settlement netting.

On 29 June 2021, the FPC and PRA issued a consultation paper on proposed changes to the UK leverage ratio framework. The consultation states the intention to move to a single UK leverage ratio requirement meaning that the CRR leverage ratio will no longer apply for UK banks from 1 January 2022. Whilst largely upholding the existing framework, some technical changes to the exposure measure have been proposed that will align to the Basel III standards. Minimum requirements for the Group remain the same with minimum requirements also expected to be applied at the individual level; individual requirements may be replaced with a sub-consolidated measure, subject to permission from the PRA, from 1 January 2023.

Leverage ratios1,2	As at 30.06.21	As at 31.03.21	As at 31.12.20
	£m	£m	£m
Average UK leverage ratio	4.8%	4.9%	5.0%
Average T1 capital3	57,280	57,040	57,069
Average UK leverage exposure	1,191,986	1,174,887	1,146,919

UK leverage ratio	5.0%	5.0%	5.3%

CET1 capital	46,225	45,904	46,296
AT1 capital	11,087	11,099	11,092
T1 capital3	57,312	57,003	57,388

UK leverage exposure	1,153,570	1,145,413	1,090,907

UK leverage exposure
Accounting assets
Derivative financial instruments	256,636	270,717	302,446
Derivative cash collateral	54,063	51,797	64,798
Securities financing transactions (SFTs)	182,820	189,496	164,034
Loans and advances and other assets	882,814	867,646	818,236
Total IFRS assets	1,376,333	1,379,656	1,349,514

Regulatory consolidation adjustments	(1,406)	(1,926)	(1,144)

Derivatives adjustments
Derivatives netting	(229,123)	(242,857)	(272,275)
Adjustments to collateral	(42,774)	(45,464)	(57,414)
Net written credit protection	16,730	16,814	14,986
Potential future exposure (PFE) on derivatives	135,162	128,454	117,010
Total derivatives adjustments	(120,005)	(143,053)	(197,693)

SFTs adjustments	23,511	22,294	21,114

Regulatory deductions and other adjustments	(22,525)	(18,111)	(17,469)

Weighted off-balance sheet commitments	111,870	118,134	113,704

Qualifying central bank claims	(172,465)	(167,054)	(155,890)

Settlement netting	(41,743)	(44,527)	(21,229)

UK leverage exposure	1,153,570	1,145,413	1,090,907

1
Fully loaded average UK leverage ratio was 4.7%, with £55.5bn of T1 capital and £1,190.2bn of leverage exposure. Fully loaded UK leverage ratio was 4.9%, with £56.0bn of T1 capital and £1,152.2bn of leverage exposure. Fully loaded UK leverage ratios are calculated without applying the transitional arrangements of the CRR as amended by CRR II.

2	Capital and leverage measures are calculated applying the transitional arrangements of the CRR as amended by CRR II.
3	T1 capital is calculated in line with the PRA Handbook.

The average UK leverage ratio decreased to 4.8% (December 2020: 5.0%). The average leverage exposure increased by £45.1bn to £1,192.0bn (December 2020: £1,146.9bn) largely driven by an increase in SFTs, TPAs and PFE on derivatives.

The UK leverage ratio decreased to 5.0% (December 2020: 5.3%). The UK leverage exposure increased by £62.7bn to £1,153.6bn (December 2020: £1,090.9bn) primarily driven by a £19.3bn increase in TPAs, a £18.8bn increase in SFTs and a £18.2bn increase in PFE on derivatives due to increased trading activity in CIB.

The Group also discloses a CRR leverage ratio1 within its additional regulatory disclosures prepared in accordance with EBA guidelines on disclosure under Part Eight of the CRR (see Barclays PLC Pillar 3 Report H1 2021, expected to be published on 13 August 2021 and which will be available at home.barclays/investor-relations/reports-and-events/latest-financial-results).

1	CRR leverage ratio as amended by CRR II.

MREL

The Group is currently required to meet the higher of: (i) the requirements set by the BoE based on RWAs and the higher of average and UK leverage exposures; and (ii) the requirements in CRR as amended by CRR II based on RWAs and CRR leverage exposures. The MREL requirements are subject to phased implementation and will be fully implemented by 1 January 2022. As at 30 June 2021, the Group’s MREL requirement was to meet 6.9% of CRR leverage exposures.

On 22 July 2021 the BoE published a consultation paper on its approach to setting MREL. Under the proposed changes to their 2018 Statement of Policy, from 1 January 2022, the Group’s expected MREL requirements will be to meet the higher of: (i) two times the sum of Pillar 1 and Pillar 2A; and (ii) the higher of two times the applicable leverage ratio requirement or 6.75% of leverage exposures. As the FPC and PRA’s intention is to move to a single UK leverage framework, this means that CRR leverage exposure requirements in relation to MREL may no longer apply from 1 January 2022. Additionally, the proposals clarify that own funds instruments issued by subsidiaries will no longer be eligible to count towards the Group’s MREL from 1 January 2022.

CET1 capital cannot be counted towards both MREL and the capital buffers, meaning that the buffers will effectively be applied above MREL requirements.

Own funds and eligible liabilities ratios1,2	As a percentage of RWAs			As a percentage of CRR leverage exposure
	As at 30.06.21	As at 31.03.21	As at 31.12.20	As at 30.06.21	As at 31.03.21	As at 31.12.20
Total Barclays PLC (the Parent company) own funds and eligible liabilities	33.7%	32.1%	32.7%	7.7%	7.6%	8.0%
Total own funds and eligible liabilities, including eligible Barclays Bank PLC instruments	34.4%	32.8%	33.6%	7.9%	7.8%	8.2%

Own funds and eligible liabilities1,2				As at 30.06.21	As at 31.03.21	As at 31.12.20
				£m	£m	£m
CET1 capital				46,225	45,904	46,296
AT1 capital instruments and related share premium accounts3				11,087	11,099	11,092
T2 capital instruments and related share premium accounts3				8,888	8,886	7,733
Eligible liabilities				37,095	34,571	35,086
Total Barclays PLC (the Parent company) own funds and eligible liabilities				103,295	100,460	100,207
Qualifying AT1 capital (including minority interests) issued by subsidiaries				648	655	646
Qualifying T2 capital (including minority interests) issued by subsidiaries				1,401	1,641	1,893
Total own funds and eligible liabilities, including eligible Barclays Bank PLC instruments				105,344	102,756	102,746

Total RWAs				306,424	313,356	306,203
Total CRR leverage exposure4				1,334,929	1,320,628	1,254,157

1
CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR and CRR II non-compliant capital instruments.

2
The BoE has set external MREL based on the higher of RWAs and CRR or UK leverage exposures which could result in the binding measure changing in future periods. The 30 June 2021 Barclays PLC (the Parent company) own funds and eligible liabilities ratio as a percentage of the UK leverage exposure was 9.0% and as a percentage of the average UK leverage exposure was 8.7%.

3	Includes other AT1 capital regulatory adjustments and deductions of £80m (December 2020: £80m), and other T2 credit risk adjustments and deductions of £81m (December 2020: £103m).
4	Fully loaded CRR leverage exposure is calculated without applying the transitional arrangements of the CRR as amended by CRR II.

Statement of Directors’ Responsibilities

The Directors (the names of whom are set out below) are required to prepare the financial statements on a going concern basis unless it is not appropriate to do so. In making this assessment, the directors have considered information relating to present and future conditions. Each of the Directors confirm that to the best of their knowledge, the condensed consolidated interim financial statements set out on pages 64 to 69 have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the UK, and that the interim management report herein includes a fair review of the information required by Disclosure and Transparency Rules 4.2.7R and 4.2.8R namely:

●
an indication of important events that have occurred during the six months ended 30 June 2021 and their impact on the condensed consolidated interim financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year

●
any related party transactions in the six months ended 30 June 2021 that have materially affected the financial position or performance of Barclays during that period and any changes in the related party transactions described in the last Annual Report that could have a material effect on the financial position or performance of Barclays in the six months ended 30 June 2021

Signed on 27 July 2021 on behalf of the Board by

James E Staley	Tushar Morzaria
Group Chief Executive	Group Finance Director

Barclays PLC Board of Directors:

Chairman	Executive Directors	Non-Executive Directors
Nigel Higgins	James E Staley Tushar Morzaria	Mike Ashley Tim Breedon CBE Mohamed A. El-Erian Dawn Fitzpatrick Mary Francis CBE Crawford Gillies Brian Gilvary Diane Schueneman Julia Wilson

Independent Review Report to Barclays PLC

Conclusion

We have been engaged by the company to review the condensed set of financial statements in the Interim Results Announcement for the six months ended 30 June 2021 which comprises:

●	the condensed consolidated income statement and condensed consolidated statement of comprehensive income for the period then ended;
●	the condensed consolidated balance sheet as at 30 June 2021;
●	the condensed consolidated statement of changes in equity for the period then ended;
●	the condensed consolidated cash flow statement for the period then ended; and
●	the related explanatory notes.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the Interim Results Announcement for the six months ended 30 June 2021 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted for use in the UK and the Disclosure Guidance and Transparency Rules (“the DTR”) of the UK’s Financial Conduct Authority (“the UK FCA”).

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the Interim Results Announcement and consider whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Directors’ responsibilities

The Interim Results Announcement is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Interim Results Announcement in accordance with the DTR of the UK FCA.

As disclosed in Note 1, the Basis of preparation, the latest annual financial statements of the Barclays Group are prepared in accordance with International Financial Reporting Standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union and in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and the next annual financial statements will be prepared in accordance with UK-adopted international accounting standards. The directors are responsible for preparing the condensed set of financial statements included in the Interim Results Announcement in accordance with IAS 34 as adopted for use in the UK.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the Interim Results Announcement based on our review.

The purpose of our review work and to whom we owe our responsibilities

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the DTR of the UK FCA. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Michelle Hinchliffe
for and on behalf of KPMG LLP
Chartered Accountants
15 Canada Square
London, E14 5GL

27 July 2021

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)
		Half year ended 30.06.21	Half year ended 30.06.20
	Notes1	£m	£m
Interest and similar income		5,279	6,437
Interest and similar expense		(1,376)	(2,214)
Net interest income		3,903	4,223
Fee and commission income	3	4,682	4,399
Fee and commission expense	3	(976)	(1,090)
Net fee and commission income	3	3,706	3,309
Net trading income		3,482	4,198
Net investment income		152	(136)
Other income		72	27
Total income		11,315	11,621
Credit impairment releases/(charges)		742	(3,738)
Net operating income		12,057	7,883

Staff costs	4	(4,334)	(4,053)
Infrastructure, administration and general expenses	5	(2,798)	(2,510)
Litigation and conduct		(99)	(30)
Operating expenses		(7,231)	(6,593)

Share of post-tax results of associates and joint ventures		154	(31)
Profit on disposal of subsidiaries, associates and joint ventures		(1)	13
Profit before tax		4,979	1,272
Tax charge	6	(759)	(113)
Profit after tax		4,220	1,159

Attributable to:
Equity holders of the parent		3,812	695
Other equity instrument holders		389	427
Total equity holders of the parent		4,201	1,122
Non-controlling interests	7	19	37
Profit after tax		4,220	1,159

Earnings per share		p	p
Basic earnings per ordinary share	8	22.2	4.0
Diluted earnings per ordinary share	8	21.7	3.9

1	For notes to the Financial Statements see pages 70 to 96.

Condensed consolidated statement of comprehensive income (unaudited)

		Half year ended 30.06.21	Half year ended 30.06.20
	Notes1	£m	£m
Profit after tax		4,220	1,159

Other comprehensive income/(loss) that may be recycled to profit or loss:2
Currency translation reserve	19	(495)	1,220
Fair value through other comprehensive income reserve	19	(365)	137
Cash flow hedging reserve	19	(911)	912
Other	19	—	(6)
Other comprehensive income that may be recycled to profit		(1,771)	2,263

Other comprehensive income/(loss) not recycled to profit or loss:2
Retirement benefit remeasurements	16	103	645
Fair value through other comprehensive income reserve	19	115	(515)
Own credit	19	(47)	496
Other comprehensive income not recycled to profit		171	626

Other comprehensive income for the period		(1,600)	2,889

Total comprehensive income for the period		2,620	4,048

Attributable to:
Equity holders of the parent		2,601	4,011
Non-controlling interests		19	37
Total comprehensive income for the period		2,620	4,048

1	For notes to the Financial Statements see pages 70 to 96.
2	Reported net of tax.

Condensed consolidated balance sheet (unaudited)
		As at 30.06.21	As at 31.12.20
Assets	Notes1	£m	£m
Cash and balances at central banks		216,963	191,127
Cash collateral and settlement balances		111,921	101,367
Loans and advances at amortised cost	12	348,549	342,632
Reverse repurchase agreements and other similar secured lending		4,459	9,031
Trading portfolio assets		147,239	127,950
Financial assets at fair value through the income statement		194,421	175,151
Derivative financial instruments	10	256,636	302,446
Financial assets at fair value through other comprehensive income		73,260	78,688
Investments in associates and joint ventures		907	781
Goodwill and intangible assets	13	8,196	7,948
Property, plant and equipment		3,581	4,036
Current tax assets		228	477
Deferred tax assets	6	3,771	3,444
Retirement benefit assets	16	2,701	1,814
Other assets		3,501	2,622
Total assets		1,376,333	1,349,514

Liabilities
Deposits at amortised cost	12	500,895	481,036
Cash collateral and settlement balances		101,923	85,423
Repurchase agreements and other similar secured borrowing		20,005	14,174
Debt securities in issue		90,733	75,796
Subordinated Liabilities	14	12,839	16,341
Trading portfolio liabilities		56,986	47,405
Financial liabilities designated at fair value		264,164	249,765
Derivative financial instruments	10	247,034	300,775
Current tax liabilities		592	645
Deferred tax liabilities	6	8	15
Retirement benefit liabilities	16	338	291
Other liabilities		10,928	8,662
Provisions	15	1,772	2,304
Total liabilities		1,308,217	1,282,632

Equity
Called up share capital and share premium	17	4,568	4,637
Other reserves	19	2,856	4,461
Retained earnings		48,461	45,527
Shareholders' equity attributable to ordinary shareholders of the parent		55,885	54,625
Other equity instruments	18	11,167	11,172
Total equity excluding non-controlling interests		67,052	65,797
Non-controlling interests	7	1,064	1,085
Total equity		68,116	66,882

Total equity and liabilities		1,376,333	1,349,514

1	For notes to the Financial Statements see pages 70 to 96.

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium1	Other equity instruments1	Other reserves1	Retained earnings	Total	Non-controlling interests2	Total equity
Half year ended 30.06.21	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2021	4,637	11,172	4,461	45,527	65,797	1,085	66,882
Profit after tax	—	389	—	3,812	4,201	19	4,220
Currency translation movements	—	—	(495)	—	(495)	—	(495)
Fair value through other comprehensive income reserve	—	—	(250)	—	(250)	—	(250)
Cash flow hedges	—	—	(911)	—	(911)	—	(911)
Retirement benefit remeasurements	—	—	—	103	103	—	103
Own credit	—	—	(47)	—	(47)	—	(47)
Total comprehensive income for the period	—	389	(1,703)	3,915	2,601	19	2,620
Equity settled share schemes	25	—	—	289	314	—	314
Other equity instruments coupon paid	—	(389)	—	—	(389)	—	(389)
Vesting of employee share schemes	—	—	4	(397)	(393)	—	(393)
Dividends paid	—	—	—	(173)	(173)	(16)	(189)
Repurchase of shares	(94)	—	94	(700)	(700)	—	(700)
Other movements	—	(5)	—	—	(5)	(24)	(29)
Balance as at 30 June 2021	4,568	11,167	2,856	48,461	67,052	1,064	68,116

Half year ended 31.12.20
Balance as at 1 July 2020	4,620	10,871	6,996	45,817	68,304	1,237	69,541
Profit after tax	—	430	—	831	1,261	41	1,302
Currency translation movements	—	—	(1,693)	—	(1,693)	—	(1,693)
Fair value through other comprehensive income reserve	—	—	570	—	570	—	570
Cash flow hedges	—	—	(339)	—	(339)	—	(339)
Retirement benefit remeasurements	—	—	—	(756)	(756)	—	(756)
Own credit	—	—	(1,077)	—	(1,077)	—	(1,077)
Other	—	—	—	11	11	—	11
Total comprehensive income for the period	—	430	(2,539)	86	(2,023)	41	(1,982)
Equity settled share schemes	17	—	—	(300)	(283)	—	(283)
Issue and exchange of other equity instruments	—	311	—	(55)	256	(158)	98
Other equity instruments coupon paid	—	(430)	—	—	(430)	—	(430)
Vesting of employee share schemes	—	—	4	(20)	(16)	—	(16)
Dividends paid	—	—	—	—	—	(42)	(42)
Other movements	—	(10)	—	(1)	(11)	7	(4)
Balance as at 31 December 2020	4,637	11,172	4,461	45,527	65,797	1,085	66,882

1	Details of share capital, other equity instruments and other reserves are shown on pages 85 to 86.
2	Details of non-controlling interests are shown on page 74.

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium1	Other equity instruments1	Other reserves1	Retained earnings	Total	Non-controlling interests2	Total equity
Half year ended 30.06.20	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2020	4,594	10,871	4,760	44,204	64,429	1,231	65,660
Profit after tax	—	427	—	695	1,122	37	1,159
Currency translation movements	—	—	1,220	—	1,220	—	1,220
Fair value through other comprehensive income reserve	—	—	(378)	—	(378)	—	(378)
Cash flow hedges	—	—	912	—	912	—	912
Retirement benefit remeasurements	—	—	—	645	645	—	645
Own credit	—	—	496	—	496	—	496
Other	—	—	—	(6)	(6)	—	(6)
Total comprehensive income for the period	—	427	2,250	1,334	4,011	37	4,048
Equity settled share schemes	26	—	—	603	629	—	629
Other equity instruments coupon paid	—	(427)	—	—	(427)	—	(427)
Vesting of employee share schemes	—	—	(14)	(327)	(341)	—	(341)
Dividends paid	—	—	—	—	—	(37)	(37)
Other movements	—	—	—	3	3	6	9
Balance as at 30 June 2020	4,620	10,871	6,996	45,817	68,304	1,237	69,541

1	Details of share capital, other equity instruments and other reserves are shown on pages 85 to 86.
2	Details of non-controlling interests are shown on page 74.

Condensed consolidated cash flow statement (unaudited)
	Half year ended 30.06.21	Half year ended 30.06.201
	£m	£m
Profit before tax	4,979	1,272
Adjustment for non-cash items2	6,900	(1,431)
Net increase in loans and advances at amortised cost2	432	(12,868)
Net increase in deposits at amortised cost	19,859	51,126
Net increase in debt securities in issue	13,041	24,183
Changes in other operating assets and liabilities3	(5,559)	(6,770)
Corporate income tax paid	(712)	(351)
Net cash from operating activities	38,940	55,161
Net cash from investing activities2	(3,389)	(17,844)
Net cash from financing activities	(2,562)	3,133
Effect of exchange rates on cash and cash equivalents	(5,535)	7,814
Net increase/(decrease) in cash and cash equivalents	27,454	48,264
Cash and cash equivalents at beginning of the period3	210,142	166,613
Cash and cash equivalents at end of the period3	237,596	214,877

1
H120 comparative figures have been restated to make the condensed cash flow statement more relevant following a review of the disclosure and the accounting policies applied that was undertaken in H220. Amendments, which were first applied in the Barclays PLC Annual Report 2020, have been made to the classification of cash collateral reported within cash and cash equivalents and to the presentation of items within net cash flows from operating and investing activities. Footnotes 2 and 3 below quantify the impact of the changes to the respective cash flow categories in H120 and provide further detail.

2
Movements in cash and cash equivalents relating to debt securities at amortised cost were previously shown within loans and advances at amortised cost in operating activities. These debt securities holdings are now considered to be part of the investing activity performed by the Group following a change in accounting policy and have been presented within investing activities in H121. Comparatives have been restated. The effect of this change was to reclassify £6,245m of net cash outflows from operating activities to investing activities in H120.

3
Cash and cash equivalents have been restated to exclude cash collateral and settlement balances, with the exception of balances that the Group holds at central banks related to payment schemes. The effect of this change decreased cash and cash equivalents by £28,301m as at 30 June 2020 and £16,774m as at 31 December 2019. As a result, net cash from operating activities decreased by £11,527m in H120, representing the net increase in the cash collateral and settlement balances line item in this period.

 Financial Statement Notes

1. Basis of preparation

These condensed consolidated interim financial statements for the six months ended 30 June 2021 have been prepared in accordance with the Disclosure and Transparency Rules (DTR) of the UK’s Financial Conduct Authority (FCA) and IAS 34, Interim Financial Reporting, as published by the International Accounting Standards Board (IASB) and adopted by the UK. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2020. The annual financial statements for the year ended 31 December 2020 were prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and in accordance with International Financial Reporting Standards (IFRS) and interpretations (IFRICs) as issued by the IASB and adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union as well as adopted by the UK. UK adopted IFRS and EU adopted IFRS are currently the same and were the same as at 31 December 2020.

The accounting policies and methods of computation used in these condensed consolidated interim financial statements are the same as those used in the Barclays PLC Annual Report 2020.

1. Going concern

The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for a period of at least 12 months from approval of the interim financial statements. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions and includes a review of a working capital report (WCR). The WCR is used by the Directors to assess the future performance of the business and that it has the resources in place that are required to meet its ongoing regulatory requirements. The WCR also includes an assessment of the impact of internally generated stress testing scenarios on the liquidity and capital requirement forecasts. The stress tests used were based upon an assessment of reasonably possible downside economic scenarios that the Group could experience.

The WCR indicated that the Group had sufficient capital in place to support its future business requirements and remained above its regulatory minimum requirements in the internal stress scenarios.

2. Other disclosures

The Credit risk disclosures on pages 27 to 45 form part of these interim financial statements.

2. Segmental reporting

Analysis of results by business
	Barclays UK	Barclays International	Head Office	Barclays Group
Half year ended 30.06.21	£m	£m	£m	£m
Total income	3,199	8,218	(102)	11,315
Credit impairment releases	443	293	6	742
Net operating income/(expenses)	3,642	8,511	(96)	12,057
Operating expenses	(2,114)	(4,606)	(412)	(7,132)
Litigation and conduct	(22)	(84)	7	(99)
Total operating expenses	(2,136)	(4,690)	(405)	(7,231)
Other net income1	—	22	131	153
Profit/(loss) before tax	1,506	3,843	(370)	4,979

As at 30.06.21	£bn	£bn	£bn	£bn
Total assets	311.2	1,046.8	18.3	1,376.3

	Barclays UK	Barclays International	Head Office	Barclays Group
Half year ended 30.06.20	£m	£m	£m	£m
Total income	3,171	8,654	(204)	11,621
Credit impairment charges	(1,064)	(2,619)	(55)	(3,738)
Net operating income/(expenses)	2,107	6,035	(259)	7,883
Operating expenses	(2,041)	(4,405)	(117)	(6,563)
Litigation and conduct	(11)	(11)	(8)	(30)
Total operating expenses	(2,052)	(4,416)	(125)	(6,593)
Other net income/(expenses)1	13	10	(41)	(18)
Profit/(loss) before tax	68	1,629	(425)	1,272

As at 31.12.20	£bn	£bn	£bn	£bn
Total assets	289.1	1,041.8	18.6	1,349.5

1
Other net income/(expenses) represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures and gains on acquisitions.

Split of income by geographic region1
	Half year ended 30.06.21	Half year ended 30.06.20
	£m	£m
United Kingdom	5,895	5,989
Europe	1,222	1,199
Americas	3,608	3,776
Africa and Middle East	20	20
Asia	570	637
Total	11,315	11,621

1	The geographical analysis is based on the location of the office where the transactions are recorded.

3. Net fee and commission income

Fee and commission income is disaggregated below and includes a total for fees in scope of IFRS 15, Revenue from Contracts with Customers:

	Barclays UK	Barclays International	Head Office	Total
Half year ended 30.06.21	£m	£m	£m	£m
Fee type
Transactional	408	1,181	—	1,589
Advisory	83	459	1	543
Brokerage and execution	109	553	—	662
Underwriting and syndication	—	1,715	—	1,715
Other	35	73	3	111
Total revenue from contracts with customers	635	3,981	4	4,620
Other non-contract fee income	—	62	—	62
Fee and commission income	635	4,043	4	4,682
Fee and commission expense	(108)	(861)	(7)	(976)
Net fee and commission income	527	3,182	(3)	3,706

	Barclays UK	Barclays International	Head Office	Total
Half year ended 30.06.20	£m	£m	£m	£m
Fee type
Transactional	386	1,157	—	1,543
Advisory	79	306	1	386
Brokerage and execution	102	685	—	787
Underwriting and syndication	—	1,468	—	1,468
Other	38	115	2	155
Total revenue from contracts with customers	605	3,731	3	4,339
Other non-contract fee income	—	60	—	60
Fee and commission income	605	3,791	3	4,399
Fee and commission expense	(148)	(940)	(2)	(1,090)
Net fee and commission income	457	2,851	1	3,309

Transactional fees are service charges on deposit accounts, cash management services and transactional processing fees. These include interchange and merchant fee income generated from credit and bank card usage.

Advisory fees are generated from wealth management services and investment banking advisory services related to mergers, acquisitions and financial restructurings.

Brokerage and execution fees are earned for executing client transactions with various exchanges and over-the-counter markets and assisting clients in clearing transactions.

Underwriting and syndication fees are earned for the distribution of client equity or debt securities and the arrangement and administration of a loan syndication. These include commitment fees to provide loan financing.

4. Staff costs

	Half year ended 30.06.21	Half year ended 30.06.20
Compensation costs	£m	£m
Upfront bonus charge	824	476
Deferred bonus charge	262	269
Other incentives	6	4
Performance costs	1,092	749
Salaries	2,117	2,153
Social security costs	336	317
Post-retirement benefits	275	268
Other compensation costs	223	254
Total compensation costs	4,043	3,741

Other resourcing costs
Outsourcing	171	175
Redundancy and restructuring	23	39
Temporary staff costs	55	58
Other	42	40
Total other resourcing costs	291	312

Total staff costs	4,334	4,053

Barclays Group compensation costs as a % of total income	35.7	32.2

No material awards have yet been granted in relation to the 2021 bonus pool as decisions regarding incentive awards are not taken by the Remuneration Committee until the performance for the full year can be assessed. The current year bonus charge for the first six months represents an accrual for estimated costs in accordance with accounting requirements. One of the primary considerations when evaluating the accrual is Group and business level returns, aligning colleague and shareholder interests.

The Group has entered into physically settled forward contracts to hedge the settlement of certain share-based payment schemes. The present value of the fixed forward price to be paid under these outstanding contracts is £158m and has been recorded in retained earnings.

5. Infrastructure, administration and general expenses

	Half year ended 30.06.21	Half year ended 30.06.20
Infrastructure costs	£m	£m
Property and equipment	709	757
Depreciation and amortisation	832	751
Lease payments	20	26
Impairment of property, equipment and intangible assets	304	32
Total infrastructure costs	1,865	1,566

Administration and general expenses
Consultancy, legal and professional fees	262	270
Marketing and advertising	163	158
Other administration and general expenses	508	516
Total administration and general expenses	933	944

Total infrastructure, administration and general expenses	2,798	2,510

6. Tax

The tax charge for H121 was £759m (H120: £113m), representing an effective tax rate of 15.2% (H120: 8.9%). The effective tax rate for H121 includes a benefit recognised as a result of the increase in the UK corporation tax rate and absent this benefit the tax charge would have been £1,151m and the effective tax rate would have been 23.1%. The H120 effective tax rate included a benefit recognised for re-measurement of the Group’s UK deferred tax assets as a result of UK corporation tax previously being maintained at a rate of 19%. Included in the H121 tax charge is a credit of £104m (H120: £112m) in respect of payments made on AT1 instruments that are classified as equity for accounting purposes.

In its Budget held in March 2021, the UK Government announced that the UK rate of corporation tax will increase from 19% to 25% from 1 April 2023. This legislative change has been enacted, resulting in the Group’s UK deferred tax assets increasing by £223m with a tax benefit in the income statement of £392m and a tax charge within other comprehensive income of £169m.

The UK Government also announced that it will undertake a review of the additional 8% banking surcharge during 2021. The Budget Report issued on 3 March 2021 outlines that “the government will set out how it intends to ensure that the combined rate of tax on banks’ profits does not increase substantially from its current level”. Any subsequent reduction in the banking surcharge arising from the Government’s review would result in a tax charge in the income statement and tax credit within the other comprehensive income upon enactment as the Group’s UK deferred tax assets are again re-measured and decreased, the timing of which is uncertain but is expected to occur in H122.

In the USA, the Biden administration published in April 2021 The Made In America Tax Plan, which proposes an increase in the US federal corporate income tax rate. This would result in a re-measurement to increase the Group’s US deferred tax assets upon enactment, the timing of which is uncertain. In addition, revisions to international elements of the US tax regime are being considered that could affect the Group’s US tax position in future.

The G7 finance ministers published a communiqué on 5 June 2021 which sets out high level political agreement on global tax reform, including the implementation of a global minimum tax rate. The Group will continue to monitor developments and assess the potential impact of associated future legislative changes.

	As at 30.06.21	As at 31.12.20
Deferred tax assets and liabilities	£m	£m
USA	1,908	2,049
UK	1,380	886
Other territories	483	509
Deferred tax assets	3,771	3,444
Deferred tax liabilities	(8)	(15)

Analysis of deferred tax assets
Temporary differences	2,972	2,709
Tax losses	799	735
Deferred tax assets	3,771	3,444

7. Non-controlling interests

	Profit attributable to non-controlling interests		Equity attributable to non-controlling interests
	Half year ended 30.06.21	Half year ended 30.06.20	As at 30.06.21	As at 31.12.20
	£m	£m	£m	£m
Barclays Bank PLC issued:
- Preference shares	13	28	529	529
- Upper T2 instruments	3	9	533	533
Other non-controlling interests	3	—	2	23
Total	19	37	1,064	1,085

8. Earnings per share

	Half year ended 30.06.21	Half year ended 30.06.20
	£m	£m
Profit attributable to ordinary equity holders of the parent	3,812	695

	m	m
Basic weighted average number of shares in issue	17,140	17,294
Number of potential ordinary shares	467	319
Diluted weighted average number of shares	17,607	17,613

	p	p
Basic earnings per ordinary share	22.2	4.0
Diluted earnings per ordinary share	21.7	3.9

9. Dividends on ordinary shares

A half year dividend for 2021 of 2.0p (H120: 0p) per ordinary share will be paid on 17 September 2021 to shareholders on the register on 13 August 2021.

	Half year ended 30.06.21		Half year ended 30.06.20
	Per share	Total	Per share	Total
Dividends paid during the period	p	£m	p	£m
Full year dividend paid during period	1.0	173	—	—

For qualifying US and Canadian resident ADR holders, the half year dividend of 2.0p per ordinary share becomes 8.0p per ADS (representing 4 shares). The ADR depositary will post the half year dividend on 17 September 2021 to ADR holders on the record at close of business on 13 August 2021.

The Directors have confirmed their intention to initiate a share buyback of up to £500m after the balance sheet date. The share buyback is expected to commence in the third quarter of 2021. The financial statements for the six months ended 30 June 2021 do not reflect the impact of the proposed share buyback, which will be accounted for as and when shares are repurchased by the Company.

10. Derivative financial instruments

	Contract notional amount	Fair value
		Assets	Liabilities
As at 30.06.21	£m	£m	£m
Foreign exchange derivatives	5,654,026	66,963	(64,194)
Interest rate derivatives	37,888,009	134,734	(123,436)
Credit derivatives	920,030	5,469	(5,960)
Equity and stock index and commodity derivatives	1,541,007	48,530	(52,444)
Derivative assets/(liabilities) held for trading	46,003,072	255,696	(246,034)

Derivatives in hedge accounting relationships
Derivatives designated as cash flow hedges	91,278	806	—
Derivatives designated as fair value hedges	107,879	128	(993)
Derivatives designated as hedges of net investments	1,595	6	(7)
Derivative assets/(liabilities) designated in hedge accounting relationships	200,752	940	(1,000)

Total recognised derivative assets/(liabilities)	46,203,824	256,636	(247,034)

As at 31.12.20
Foreign exchange derivatives	5,554,037	84,739	(84,381)
Interest rate derivatives	35,257,371	172,144	(162,402)
Credit derivatives	847,845	4,605	(5,004)
Equity and stock index and commodity derivatives	1,510,718	40,392	(48,008)
Derivative assets/(liabilities) held for trading	43,169,971	301,880	(299,795)

Derivatives in hedge accounting relationships
Derivatives designated as cash flow hedges	74,437	386	—
Derivatives designated as fair value hedges	114,556	155	(980)
Derivatives designated as hedges of net investments	791	25	—
Derivative assets/(liabilities) designated in hedge accounting relationships	189,784	566	(980)

Total recognised derivative assets/(liabilities)	43,359,755	302,446	(300,775)

The IFRS netting posted against derivative assets was £33bn including £4bn of cash collateral netted (December 2020: £44bn including £5bn cash collateral netted) and £31bn for liabilities including £5bn of cash collateral netted (December 2020: £42bn including £7bn of cash collateral netted). Derivative asset exposures would be £230bn (December 2020: £276bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which the Group holds cash collateral of £36bn (December 2020: £43bn). Similarly, derivative liabilities would be £225bn (December 2020: £276bn) lower reflecting counterparty netting and cash collateral placed of £31bn (December 2020: £43bn). In addition, non-cash collateral of £5bn (December 2020: £5bn) was held in respect of derivative assets and £3bn (December 2020: £4bn) was placed in respect of derivative liabilities. Collateral amounts are limited to net on balance sheet exposure so as to not include over-collateralisation.

11. Fair value of financial instruments

This section should be read in conjunction with Note 17, Fair value of financial instruments of the Barclays PLC Annual Report 2020 which provides more detail about accounting policies adopted, valuation methodologies used in calculating fair value and the valuation control framework which governs oversight of valuations. There have been no changes in the accounting policies adopted or the valuation methodologies used.

Valuation

The following table shows the Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

	Valuation technique using
	Quoted market prices	Observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As at 30.06.21	£m	£m	£m	£m
Trading portfolio assets	73,405	71,282	2,552	147,239
Financial assets at fair value through the income statement	1,229	185,415	7,777	194,421
Derivative financial instruments	11,643	241,336	3,657	256,636
Financial assets at fair value through other comprehensive income	21,375	51,837	48	73,260
Investment property	—	—	8	8
Total assets	107,652	549,870	14,042	671,564

Trading portfolio liabilities	(30,911)	(26,058)	(17)	(56,986)
Financial liabilities designated at fair value	(142)	(263,710)	(312)	(264,164)
Derivative financial instruments	(11,227)	(230,207)	(5,600)	(247,034)
Total liabilities	(42,280)	(519,975)	(5,929)	(568,184)

As at 31.12.20
Trading portfolio assets	60,671	65,416	1,863	127,950
Financial assets at fair value through the income statement	4,503	162,142	8,506	175,151
Derivative financial instruments	9,155	288,822	4,469	302,446
Financial assets at fair value through other comprehensive income	19,792	58,743	153	78,688
Investment property	—	—	10	10
Total assets	94,121	575,123	15,001	684,245

Trading portfolio liabilities	(24,391)	(22,986)	(28)	(47,405)
Financial liabilities designated at fair value	(159)	(249,251)	(355)	(249,765)
Derivative financial instruments	(8,762)	(285,774)	(6,239)	(300,775)
Total liabilities	(33,312)	(558,011)	(6,622)	(597,945)

The following table shows the Group’s Level 3 assets and liabilities that are held at fair value disaggregated by product type:

	As at 30.06.21		As at 31.12.20
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m
Interest rate derivatives	916	(1,269)	1,613	(1,615)
Foreign exchange derivatives	151	(129)	144	(143)
Credit derivatives	100	(364)	196	(351)
Equity derivatives	2,490	(3,838)	2,498	(4,112)
Commodity derivatives	—	—	18	(18)
Corporate debt	981	(38)	698	(3)
Reverse repurchase and repurchase agreements	—	(161)	—	(174)
Non-asset backed loans	6,338	—	6,394	—
Asset backed securities	562	—	767	(24)
Equity cash products	402	—	542	—
Private equity investments	979	(16)	873	(14)
Other1	1,123	(114)	1,258	(168)
Total	14,042	(5,929)	15,001	(6,622)

1	Other includes commercial real estate loans, funds and fund-linked products, asset backed loans, issued debt, commercial paper, government sponsored debt and investment property.

Assets and liabilities reclassified between Level 1 and Level 2

During the period, there were no material transfers between Level 1 and Level 2 (period ended 31 December 2020: no material transfers between Level 1 and Level 2).

Level 3 movement analysis

The following table summarises the movements in the balances of Level 3 assets and liabilities during the period. The table shows gains and losses and includes amounts for all financial assets and liabilities that are held at fair value transferred to and from Level 3 during the period. Transfers have been reflected as if they had taken place at the beginning of the period.

Asset and liability moves between Level 2 and Level 3 are primarily due to i) an increase or decrease in observable market activity related to an input or ii) a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant.

Level 3 movement analysis
	As at 01.01.21	Purchases	Sales	Issues	Settle- ments	Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in OCI	Transfers		As at 30.06.21
						Trading income	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	151	305	(87)	—	—	25	—	—	40	(11)	423
Non-asset backed loans	709	620	(131)	—	(84)	13	—	—	124	(106)	1,145
Asset backed securities	686	112	(294)	—	—	(10)	—	—	43	(48)	489
Equity cash products	214	13	(17)	—	—	32	—	—	29	(9)	262
Other	103	21	—	—	(51)	(1)	—	—	162	(1)	233
Trading portfolio assets	1,863	1,071	(529)	—	(135)	59	—	—	398	(175)	2,552

Non-asset backed loans	5,580	698	(299)	—	(687)	(119)	—	—	69	(48)	5,194
Equity cash products	326	160	(194)	—	—	(171)	18	—	1	—	140
Private equity investments	874	106	(9)	—	(8)	(5)	92	—	—	(71)	979
Other	1,726	2,291	(2,389)	—	(162)	(19)	1	—	16	—	1,464
Financial assets at fair value through the income statement	8,506	3,255	(2,891)	—	(857)	(314)	111	—	86	(119)	7,777

Non-asset backed loans	106	—	—	—	—	—	—	—	—	(106)	—
Asset backed securities	47	4	—	—	(5)	—	—	2	—	—	48
Assets at fair value through other comprehensive income	153	4	—	—	(5)	—	—	2	—	(106)	48

Investment property	10	—	(2)	—	—	—	—	—	—	—	8
	—										—
Trading portfolio liabilities	(28)	(3)	14	—	—	(7)	—	—	—	7	(17)

Financial liabilities designated at fair value	(355)	—	—	—	98	7	(2)	—	(78)	18	(312)

Interest rate derivatives	(2)	9	—	—	33	(121)	4	—	21	(297)	(353)
Foreign exchange derivatives	1	—	—	—	58	(6)	—	—	3	(34)	22
Credit derivatives	(155)	(117)	2	—	(5)	12	(1)	—	1	(1)	(264)
Equity derivatives	(1,614)	(315)	(1)	—	(32)	(221)	(1)	—	28	808	(1,348)
Net derivative financial instruments1	(1,770)	(423)	1	—	54	(336)	2	—	53	476	(1,943)

Total	8,379	3,904	(3,407)	—	(845)	(591)	111	2	459	101	8,113

1	Derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets were £3,657m and derivative financial liabilities were £5,600m.

Level 3 movement analysis
	As at 01.01.20	Purchases	Sales	Issues	Settle- ments	Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in OCI	Transfers		As at 30.06.20
						Trading income	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	120	25	—	—	—	(26)	—	—	4	(17)	106
Non-asset backed loans	974	1,926	(740)	—	(4)	(111)	—	—	97	(320)	1,822
Asset backed securities	656	249	(224)	—	(76)	(12)	—	—	41	(11)	623
Equity cash products	392	2	(4)	—	—	(67)	—	—	28	(4)	347
Other	122	48	—	—	—	2	—	—	8	—	180
Trading portfolio assets	2,264	2,250	(968)	—	(80)	(214)	—	—	178	(352)	3,078

Non-asset backed loans	5,494	1,050	(270)	—	(410)	381	—	—	—	(58)	6,187
Equity cash products	835	14	—	—	—	(22)	(28)	—	—	—	799
Private equity investments	900	19	(6)	—	(2)	2	(44)	—	23	(12)	880
Other	1,271	1,870	(2,017)	—	(18)	(8)	64	—	24	—	1,186
Financial assets at fair value through the income statement	8,500	2,953	(2,293)	—	(430)	353	(8)	—	47	(70)	9,052

Non-asset backed loans	343	79	—	—	(157)	—	—	(3)	—	—	262
Asset backed securities	86	—	(1)	—	—	1	—	(1)	—	—	85
Assets at fair value through other comprehensive income	429	79	(1)	—	(157)	1	—	(4)	—	—	347

Investment property	13	—	(1)	—	—	—	(2)	—	2	(2)	10

Trading portfolio liabilities	—	—	—	—	—	—	—	—	—	—	—

Financial liabilities designated at fair value	(362)	—	1	(3)	—	(10)	2	—	(22)	25	(369)

Interest rate derivatives	(206)	18	—	—	10	268	1	—	300	(10)	381
Foreign exchange derivatives	(7)	—	—	—	(12)	89	—	—	5	(8)	67
Credit derivatives	198	(258)	11	—	(376)	151	1	—	2	8	(263)
Equity derivatives	(819)	(448)	(1)	—	17	(90)	—	—	(5)	(23)	(1,369)
Net derivative financial instruments1	(834)	(688)	10	—	(361)	418	2	—	302	(33)	(1,184)

Total	10,010	4,594	(3,252)	(3)	(1,028)	548	(6)	(4)	507	(432)	10,934

1	Derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets were £7,748m and derivative financial liabilities were £8,932m.

Unrealised gains and losses on Level 3 financial assets and liabilities

The following table discloses the unrealised gains and losses recognised in the period arising on Level 3 financial assets and liabilities held at the period end.

	Half year ended 30.06.21				Half year ended 30.06.20
	Income statement		Other compre hensive income	Total	Income statement		Other compre hensive income	Total
	Trading income	Other income			Trading income	Other income
	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	35	—	—	35	(177)	—	—	(177)
Financial assets at fair value through the income statement	(201)	114	—	(87)	397	(53)	—	344
Financial assets at fair value through other comprehensive income	—	—	—	—	—	—	(2)	(2)
Investment properties	—	—	—	—	—	(2)	—	(2)
Trading portfolio liabilities	(6)	—	—	(6)	—	—	—	—
Financial liabilities designated at fair value	7	—	—	7	(16)	(1)	—	(17)
Net derivative financial instruments	(367)	—	—	(367)	248	—	—	248
Non-current assets/liabilities held for sale					—	—	—	—
Total	(532)	114	—	(418)	452	(56)	(2)	394

Valuation techniques and sensitivity analysis

Sensitivity analysis is performed on products with significant unobservable inputs (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data and the impact of using alternative models.

Current year valuation and sensitivity methodologies are consistent with those described within Note 17, Fair value of financial instruments in the Barclays PLC Annual Report 2020.

Sensitivity analysis of valuations using unobservable inputs
	As at 30.06.21				As at 31.12.20
	Favourable changes		Unfavourable changes		Favourable changes		Unfavourable changes
	Income statement	Equity	Income statement	Equity	Income statement	Equity	Income statement	Equity
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate derivatives	52	—	(83)	—	82	—	(123)	—
Foreign exchange derivatives	6	—	(10)	—	6	—	(11)	—
Credit derivatives	53	—	(44)	—	55	—	(44)	—
Equity derivatives	185	—	(193)	—	174	—	(179)	—
Commodity derivatives	2	—	(2)	—	2	—	(2)	—
Corporate debt	22	—	(16)	—	16	—	(14)	—
Non-asset backed loans	202	—	(310)	—	190	3	(409)	(3)
Equity cash products	130	—	(119)	—	158	—	(141)	—
Private equity investments	223	—	(198)	—	199	—	(227)	—
Other1	18	—	(18)	—	21	—	(21)	—
Total	893	—	(993)	—	903	3	(1,171)	(3)

1	Other includes commercial real estate loans, funds and fund-linked products, asset backed loans, issued debt, commercial paper, government sponsored debt and investment property.

The effect of stressing unobservable inputs to a range of reasonably possible alternatives, alongside considering the impact of using alternative models, would be to increase fair values by up to £893m (December 2020: £906m) or to decrease fair values by up to £993m (December 2020: £1,174m) with substantially all the potential effect impacting profit and loss rather than reserves.

Significant unobservable inputs

The valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 are consistent with Note 17, Fair value of financial instruments in the Barclays PLC Annual Report 2020.

Fair value adjustments

Key balance sheet valuation adjustments are quantified below:

	As at 30.06.21	As at 31.12.20
	£m	£m
Exit price adjustments derived from market bid-offer spreads	(500)	(493)
Uncollateralised derivative funding	(80)	(115)
Derivative credit valuation adjustments	(210)	(268)
Derivative debit valuation adjustments	91	113

●	Exit price adjustments derived from market bid-offer spreads increased by £7m to £500m
●	Uncollateralised derivative funding decreased by £35m to £80m as a result of tightening input funding spreads
●	Derivative credit valuation adjustments decreased by £58m to £210m as a result of tightening input counterparty credit spreads
●	Derivative debit valuation adjustments decreased by £22m to £91m as a result of tightening input Barclays Bank PLC credit spreads

Portfolio exemption

The Group uses the portfolio exemption in IFRS 13, Fair Value Measurement to measure the fair value of groups of financial assets and liabilities. Instruments are measured using the price that would be received to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction between market participants at the balance sheet date under current market conditions. Accordingly, the Group measures the fair value of the group of financial assets and liabilities consistently with how market participants would price the net risk exposure at the measurement date.

Unrecognised gains as a result of the use of valuation models using unobservable inputs

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is £126m (December 2020: £116m) for financial instruments measured at fair value and £240m (December 2020: £247m) for financial instruments carried at amortised cost. There are additions of £32m (December 2020: £27m) and amortisation and releases of £22m (December 2020: £24m) for financial instruments measured at fair value and additions of £nil (December 2020: £6m) and amortisation and releases of £7m (December 2020: £14m) for financial instruments carried at amortised cost.

Third party credit enhancements

Structured and brokered certificates of deposit issued by the Group are insured up to $250,000 per depositor by the Federal Deposit Insurance Corporation (FDIC) in the United States. The FDIC is funded by premiums that Barclays and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IFRS 9 fair value option includes this third party credit enhancement. The on balance sheet value of these brokered certificates of deposit amounted to £1,241m (December 2020: £1,494m).

Comparison of carrying amounts and fair values for assets and liabilities not held at fair value

Valuation methodologies employed in calculating the fair value of financial assets and liabilities measured at amortised cost are consistent with those described within Note 17, Fair value of financial instruments in the Barclays PLC Annual Report 2020.

The following table summarises the fair value of financial assets and liabilities measured at amortised cost on the Group’s balance sheet.

	As at 30.06.21		As at 31.12.20
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets	£m	£m	£m	£m
Loans and advances at amortised cost	348,549	347,733	342,632	340,516
Reverse repurchase agreements and other similar secured lending	4,459	4,459	9,031	9,031

Financial liabilities
Deposits at amortised cost	(500,895)	(500,933)	(481,036)	(481,106)
Repurchase agreements and other similar secured borrowing	(20,005)	(20,005)	(14,174)	(14,174)
Debt securities in issue	(90,733)	(92,746)	(75,796)	(77,813)
Subordinated liabilities	(12,839)	(13,434)	(16,341)	(16,918)

12. Loans and advances and deposits at amortised cost

	As at 30.06.21	As at 31.12.20
	£m	£m
Loans and advances at amortised cost to banks	11,032	8,900
Loans and advances at amortised cost to customers	309,194	309,927
Debt securities at amortised cost	28,323	23,805
Total loans and advances at amortised cost	348,549	342,632

Deposits at amortised cost from banks	17,165	17,343
Deposits at amortised cost from customers	483,730	463,693
Total deposits at amortised cost	500,895	481,036

13. Goodwill and intangible assets

Goodwill and intangible assets are allocated to business operations according to business segments as follows:

	As at 30.06.21			As at 31.12.20
	Goodwill	Intangibles	Total	Goodwill	Intangibles	Total
	£m	£m	£m	£m	£m	£m
Barclays UK	3,560	1,570	5,130	3,560	1,618	5,178
Barclays International	286	2,735	3,021	289	2,435	2,724
Head Office	42	3	45	42	4	46
Total	3,888	4,308	8,196	3,891	4,057	7,948

The Group performed an impairment review to assess the recoverability of its goodwill and intangible asset balances as at 31 December 2020. The outcome of this review is disclosed on pages 332-335 of the Barclays PLC Annual Report 2020. The review highlighted that there had been a significant reduction in the value in use of the Personal Banking and Business Banking cash generating units within Barclays UK. No impairment was recognised as a result of the review as value in use exceeded carrying amount. Since the 2020 impairment review, management have observed improvements in the UK macroeconomic environment and interest rate outlook. The Group’s goodwill and intangible assets have been reviewed for indicators of impairment in the period, with no indicators being identified.

14. Subordinated liabilities

	Half year ended 30.06.21	Year ended 31.12.20
	£m	£m
Opening balance as at 1 January	16,341	18,156
Issuances	1,734	1,438
Redemptions	(4,534)	(3,464)
Other	(702)	211
Closing balance	12,839	16,341

Issuances of £1,734m comprise £855m EUR 1.125% Fixed Rate Resetting Subordinated Callable Notes and £724m USD 3.811% Fixed Rate Resetting Subordinated Callable Notes, both issued externally by Barclays PLC and £82m ZAR Floating Rate Notes and £73m USD Floating Rate Notes issued externally by Barclays subsidiaries.

Redemptions of £4,534m comprise £1,961m GBP 10% Fixed Rate Subordinated Notes, £1,339m EUR 6% Fixed Rate Subordinated Notes, £1,075m USD 10.179% Fixed Rate Subordinated Notes and £86m EUR Subordinated Floating Rate Notes, issued externally by Barclays Bank PLC and £73m USD Floating Rate Notes issued externally by a Barclays subsidiary.

Other movements predominantly comprise foreign exchange movements and fair value hedge adjustments.

15. Provisions

	As at 30.06.21	As at 31.12.20
	£m	£m
Customer redress	449	497
Legal, competition and regulatory matters	223	268
Redundancy and restructuring	88	158
Undrawn contractually committed facilities and guarantees	713	1,064
Onerous contracts	14	28
Sundry provisions	285	289
Total	1,772	2,304

16. Retirement benefits

As at 30 June 2021, the Group’s IAS 19 pension surplus across all schemes was £2.4bn (December 2020: £1.5bn). The UK Retirement Fund (UKRF), which is the Group’s main scheme, had an IAS 19 pension surplus of £2.6bn (December 2020: £1.8bn). The movement for the UKRF was driven by payment of deficit reduction contributions, and an increase in the discount rate, partially offset by higher than expected long-term price inflation.

UKRF funding valuations

The latest annual update as at 30 September 2020 showed the funding deficit had improved to £0.9bn from the £2.3bn shown at the 30 September 2019 triennial valuation. The improvement was mainly due to £1.0bn of deficit reduction contributions paid over the year. The deficit recovery plan agreed at the last triennial valuation requires deficit reduction contributions from Barclays Bank PLC of £700m in 2021, £294m in 2022 and £286m in 2023. The deficit reduction contributions are in addition to the regular contributions to meet the Group’s share of the cost of benefits accruing over each year. £350m of the 2021 deficit reduction contributions were paid in April 2021, with the remaining £350m for 2021 due in September 2021. The next triennial actuarial valuation of the UKRF is due to be completed in 2023 with an effective date of 30 September 2022.

17. Called up share capital

	Ordinary share capital	Share premium	Total share capital and share premium
Half year ended 30.06.21	£m	£m	£m
Opening balance as at 1 January	4,340	297	4,637
Issue of shares under employee share schemes	3	22	25
Repurchase of shares	(94)	—	(94)
Closing balance	4,249	319	4,568

Called up share capital comprised 16,998m (December 2020: 17,359m) ordinary shares of 25p each. The decrease is mainly due to the repurchase of 377m shares as part of the £0.7bn share buyback, partially offset by an increase due to the issuance of shares under employee share schemes.

18. Other equity instruments

	Half year ended 30.06.21	Year ended 31.12.20
	£m	£m
Opening balance as at 1 January	11,172	10,871
Issuances	—	1,142
Redemptions	—	(831)
Securities held by the Group	(5)	(10)
Closing balance	11,167	11,172

Other equity instruments of £11,167m (December 2020: £11,172m) include AT1 securities issued by Barclays PLC. There have been no issuances or redemptions in the period.

The AT1 securities are perpetual securities with no fixed maturity and are structured to qualify as AT1 instruments under prevailing capital rules applicable as at the relevant issue date. AT1 securities are undated and are redeemable, at the option of Barclays PLC, in whole on (i) the initial call date, or on any fifth anniversary after the initial call date or (ii) any day falling in a named period ending on the initial reset date, or on any fifth anniversary after the initial reset date. In addition, the AT1 securities are redeemable, at the option of Barclays PLC, in whole in the event of certain changes in the tax or regulatory treatment of the securities. Any redemptions require the prior consent of the PRA.

All Barclays PLC AT1 securities will be converted into ordinary shares of Barclays PLC, at a pre-determined price, should the fully loaded CET1 ratio of the Group fall below 7%.

19. Other reserves

	As at 30.06.21	As at 31.12.20
	£m	£m
Currency translation reserve	2,376	2,871
Fair value through other comprehensive income reserve	(245)	5
Cash flow hedging reserve	664	1,575
Own credit reserve	(1,001)	(954)
Other reserves and treasury shares	1,062	964
Total	2,856	4,461

Currency translation reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, net of the effects of hedging.

As at 30 June 2021, there was a credit balance of £2,376m (December 2020: £2,871m credit) in the currency translation reserve. The £495m debit movement principally reflects the strengthening of GBP against USD and EUR during the period.

Fair value through other comprehensive income reserve

The fair value through other comprehensive income reserve represents the unrealised change in the fair value through other comprehensive income investments since initial recognition.

As at 30 June 2021, there was a debit balance of £245m (December 2020: £5m credit) in the fair value through other comprehensive income reserve. The loss of £250m is principally driven by a loss of £325m from the decrease in fair value of bonds due to increasing bond yields and £199m of net gains transferred to the income statement. This is partially offset by a gain of £114m due to an increase in the Absa Group Limited share price and a tax credit of £168m. £8m release in impairment was also noted during the period.

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

As at 30 June 2021, there was a credit balance of £664m (December 2020: £1,575m credit) in the cash flow hedging reserve. The decrease of £911m principally reflects a £902m decrease in the fair value of interest rate swaps held for hedging purposes as major interest rate forward curves increased and £287m of gains transferred to the income statement. This is partially offset by a tax credit of £282m.

Own credit reserve

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities at fair value. Amounts in the own credit reserve are not recycled to profit or loss in future periods.

As at 30 June 2021, there was a debit balance of £1,001m (December 2020: £954m debit) in the own credit reserve. The movement of £47m principally reflects a £266m loss from the tightening of Barclays’ funding spreads. This is partially offset by other activity of £100m and a tax credit of £115m.

Other reserves and treasury shares

Other reserves relate to redeemed ordinary and preference shares issued by the Group. Treasury shares relate to Barclays PLC shares held principally in relation to the Group’s various share schemes.

As at 30 June 2021, there was a credit balance of £1,062m (December 2020: £964m credit) in other reserves and treasury shares. This is driven by an increase of £94m due to the repurchase of 377m shares as part of the £0.7bn share buyback and a £4m increase due to a reduction in treasury shares held in relation to employee share schemes.

20. Contingent liabilities and commitments

	As at 30.06.21	As at 31.12.20
Contingent liabilities	£m	£m
Guarantees and letters of credit pledged as collateral security	13,519	15,665
Performance guarantees, acceptances and endorsements	5,679	5,944
Total	19,198	21,609

Commitments
Documentary credits and other short-term trade related transactions	1,017	1,086
Standby facilities, credit lines and other commitments	345,281	331,963
Total	346,298	333,049

In addition to the above, Note 21, Legal, competition and regulatory matters details out further contingent liabilities where it is not practicable to disclose an estimate of the potential financial effect on Barclays.

21. Legal, competition and regulatory matters

The Group faces legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact of these matters cannot always be predicted but may materially impact our operations, financial results, condition and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances.

The recognition of provisions in relation to such matters involves critical accounting estimates and judgments in accordance with the relevant accounting policies applicable to Note 15, Provisions. We have not disclosed an estimate of the potential financial impact or effect on the Group of contingent liabilities where it is not currently practicable to do so. Various matters detailed in this note seek damages of an unspecified amount. While certain matters specify the damages claimed, such claimed amounts do not necessarily reflect the Group’s potential financial exposure in respect of those matters.

Matters are ordered under headings corresponding to the financial statements in which they are disclosed.

1. Barclays PLC and Barclays Bank PLC

Investigations into certain advisory services agreements and related civil action

FCA proceedings

In 2008, Barclays Bank PLC and Qatar Holdings LLC entered into two advisory service agreements (the Agreements). The Financial Conduct Authority (FCA) conducted an investigation into whether the Agreements may have related to Barclays PLC’s capital raisings in June and November 2008 (the Capital Raisings) and therefore should have been disclosed in the announcements or public documents relating to the Capital Raisings. In 2013, the FCA issued warning notices (the Notices) finding that Barclays PLC and Barclays Bank PLC acted recklessly and in breach of certain disclosure-related listing rules, and that Barclays PLC was also in breach of Listing Principle 3. The financial penalty provided in the Notices is £50m. Barclays PLC and Barclays Bank PLC continue to contest the findings. Following the conclusion of the Serious Fraud Office (SFO) proceedings against certain former Barclays executives resulting in their acquittals, the FCA proceedings, which were stayed, have resumed.

Civil action

In 2021, the High Court of Justice (High Court) dismissed a claim brought by PCP Capital Partners LLP and PCP International Finance Limited (PCP) against Barclays Bank PLC for fraudulent misrepresentation and deceit, arising from certain statements made by Barclays Bank PLC to PCP relating to the November 2008 capital raising. PCP’s application to appeal the High Court’s decision has also been refused which concludes these proceedings.

Investigations into LIBOR and other benchmarks and related civil actions

Regulators and law enforcement agencies, including certain competition authorities, from a number of governments have conducted investigations relating to Barclays Bank PLC’s involvement in allegedly manipulating certain financial benchmarks, such as LIBOR. The SFO closed its investigation with no action to be taken against the Group. Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to the alleged manipulation of LIBOR and/or other benchmarks.

USD LIBOR civil actions

The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes in the US District Court in the Southern District of New York (SDNY). The complaints are substantially similar and allege, among other things, that Barclays PLC, Barclays Bank PLC, Barclays Capital Inc. (BCI) and other financial institutions individually and collectively violated provisions of the US Sherman Antitrust Act (Antitrust Act), the US Commodity Exchange Act (CEA), the US Racketeer Influenced and Corrupt Organizations Act (RICO), the Securities Exchange Act of 1934 and various state laws by manipulating USD LIBOR rates.

Putative class actions and individual actions seek unspecified damages with the exception of three lawsuits, in which the plaintiffs are seeking a combined total of approximately $100m in actual damages and additional punitive damages against all defendants, including Barclays Bank PLC. Some of the lawsuits also seek trebling of damages under the Antitrust Act and RICO. Barclays Bank PLC has previously settled certain claims. Two class action settlements where Barclays Bank PLC has respectively paid $7.1m and $20m, have received final court approval. Barclays Bank PLC also settled a further matter for $7.5m, paid in June 2021.

Sterling LIBOR civil actions

In 2016, two putative class actions filed in the SDNY against Barclays Bank PLC, BCI and other Sterling LIBOR panel banks alleging, among other things, that the defendants manipulated the Sterling LIBOR rate in violation of the Antitrust Act, CEA and RICO, were consolidated. The defendants’ motion to dismiss the claims was granted in 2018. The plaintiffs have appealed the dismissal.

Japanese Yen LIBOR civil actions

In 2012, a putative class action was filed in the SDNY against Barclays Bank PLC and other Japanese Yen LIBOR panel banks by a lead plaintiff involved in exchange-traded derivatives and members of the Japanese Bankers Association’s Euroyen Tokyo Interbank Offered Rate (Euroyen TIBOR) panel. The complaint alleges, among other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of the CEA and the Antitrust Act. In 2014, the court dismissed the plaintiff’s antitrust claims, and, in 2020, the court dismissed the plaintiff’s remaining CEA claims. The plaintiff has appealed the lower court’s dismissal of such claims.

In 2015, a second putative class action, making similar allegations to the above class action, was filed in the SDNY against Barclays PLC, Barclays Bank PLC and BCI. The plaintiffs filed an amended complaint in 2020, and the defendants have filed a motion to dismiss.

SIBOR/SOR civil action

In 2016, a putative class action was filed in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants, alleging manipulation of the Singapore Interbank Offered Rate (SIBOR) and Singapore Swap Offer Rate (SOR). In 2018, the court dismissed all claims against Barclays PLC, Barclays Bank PLC and BCI. The plaintiffs’ appeal of the dismissal of their claims was granted in March 2021 and the matter has been remanded to the lower court for further proceedings.

ICE LIBOR civil actions

In 2019, several putative class actions were filed in the SDNY against a panel of banks, including Barclays PLC, Barclays Bank PLC, BCI, other financial institution defendants and Intercontinental Exchange Inc. and certain of its affiliates (ICE), asserting antitrust claims that defendants manipulated USD LIBOR through defendants’ submissions to ICE. These actions have been consolidated. The defendants’ motion to dismiss was granted in 2020. The plaintiffs have appealed the dismissal.

In August 2020, an ICE LIBOR-related action was filed by a group of individual plaintiffs in the US District Court for the Northern District of California on behalf of individual borrowers and consumers of loans and credit cards with variable interest rates linked to USD ICE LIBOR. Plaintiffs have filed motions seeking, among other things, preliminary and permanent injunctions to enjoin the defendants from continuing to set LIBOR or enforce any financial instrument that relies in whole or in part on USD LIBOR.

Non-US benchmarks civil actions

Legal proceedings (which include the claims referred to below in ‘Local authority civil actions concerning LIBOR’) have been brought or threatened against Barclays Bank PLC (and, in certain cases, Barclays Bank UK PLC) in the UK in connection with alleged manipulation of LIBOR, EURIBOR and other benchmarks. Proceedings have also been brought in a number of other jurisdictions in Europe and Israel. Additional proceedings in other jurisdictions may be brought in the future.

Credit Default Swap civil action

In July 2021, the New Mexico Attorney General, on behalf of the New Mexico State Investment Council, filed an antitrust class action in the US District Court for the District of New Mexico against Barclays PLC, Barclays Bank PLC, BCI and other financial institutions. The plaintiff alleges that the defendants conspired to manipulate the benchmark price used to value Credit Default Swap (CDS) contracts at settlement (i.e. the CDS final auction price). The plaintiff alleges violations of the Antitrust Act and the CEA, and unjust enrichment under state law.

Foreign Exchange investigations and related civil actions

In 2015, the Group reached settlements totalling approximately $2.38bn with various US federal and state authorities and the FCA in relation to investigations into certain sales and trading practices in the Foreign Exchange market. The Group continues to provide relevant information to certain authorities.

The European Commission is one of a number of authorities still conducting an investigation into certain trading practices in Foreign Exchange markets. The European Commission announced two settlements in May 2019 and the Group paid penalties totalling approximately €210m. In June 2019, the Swiss Competition Commission announced two settlements and the Group paid penalties totalling approximately CHF 27m. The financial impact of the ongoing matters is not expected to be material to the Group’s operating results, cash flows or financial position.

Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to alleged manipulation of Foreign Exchange markets.

FX opt out civil action

In 2018, Barclays Bank PLC and BCI settled a consolidated action filed in the SDNY, alleging manipulation of Foreign Exchange markets (Consolidated FX Action), for a total amount of $384m. Also in 2018, a group of plaintiffs who opted out of the Consolidated FX Action filed a complaint in the SDNY against Barclays PLC, Barclays Bank PLC, BCI and other defendants. Some of the plaintiff’s claims were dismissed in 2020.

Retail basis civil action

In 2015, a putative class action was filed against several international banks, including Barclays PLC and BCI, on behalf of a proposed class of individuals who exchanged currencies on a retail basis at bank branches (Retail Basis Claims). The SDNY has ruled that the Retail Basis Claims are not covered by the settlement agreement in the Consolidated FX Action. The Court subsequently dismissed all Retail Basis Claims against the Group and all other defendants. The plaintiffs have filed an amended complaint.

Non-US FX civil actions

Legal proceedings have been brought or are threatened against Barclays PLC, Barclays Bank PLC, BCI and Barclays Execution Services Limited (BX) in connection with alleged manipulation of Foreign Exchange in the UK, a number of other jurisdictions in Europe, Israel and Australia and additional proceedings may be brought in the future.

These include two purported class actions filed against Barclays PLC, Barclays Bank PLC, BX, BCI and other financial institutions in the UK Competition Appeal Tribunal in 2019 following the settlements with the European Commission described above. Also in 2019, a separate claim was filed in the UK in the High Court by various banks and asset management firms against Barclays Bank PLC and other financial institutions alleging breaches of European and UK competition laws related to FX trading.

Metals investigations and related civil actions

Barclays Bank PLC previously provided information to the US Department of Justice (DoJ), the US Commodity Futures Trading Commission and other authorities in connection with investigations into metals and metals-based financial instruments.

A number of US civil complaints, each on behalf of a proposed class of plaintiffs, have been consolidated and transferred to the SDNY. The complaints allege that Barclays Bank PLC and other members of The London Gold Market Fixing Ltd. manipulated the prices of gold and gold derivative contracts in violation of the Antitrust Act and other federal laws. This consolidated putative class action remains pending. A separate US civil complaint by a proposed class of plaintiffs against a number of banks, including Barclays Bank PLC, BCI and BX, alleging manipulation of the price of silver in violation of the CEA, the Antitrust Act and state antitrust and consumer protection laws, has been dismissed as against the Barclays entities. The plaintiffs have the option to seek the court’s permission to appeal.

Civil actions have also been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada Inc. and BCI on behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices.

US residential mortgage related civil actions

There are various pending civil actions relating to US Residential Mortgage-Backed Securities (RMBS), including four actions arising from unresolved repurchase requests submitted by Trustees for certain RMBS, alleging breaches of various loan-level representations and warranties (R&Ws) made by Barclays Bank PLC and/or a subsidiary acquired in 2007. The unresolved repurchase requests had an original principal balance of approximately $2.1bn. The Trustees have also alleged that the relevant R&Ws may have been breached with respect to a greater (but unspecified) amount of loans than previously stated in the unresolved repurchase requests.

These repurchase actions are ongoing. In one repurchase action, the New York Court of Appeals held that claims related to certain R&Ws are time-barred. Barclays Bank PLC has reached a settlement to resolve two of the repurchase actions, which is subject to final court approval. The financial impact of the settlement is not expected to be material to the Group’s operating results, cash flows or financial position. The remaining two repurchase actions are pending.

In 2020, a civil litigation claim was filed in the New Mexico First Judicial District Court by the State of New Mexico against six banks, including BCI, on behalf of two New Mexico state pension funds and the New Mexico State Investment Council relating to legacy RMBS purchases. As to BCI, the complaint alleges that the funds purchased approximately $22m in RMBS underwritten by BCI. The plaintiffs have asserted claims under New Mexico state law, which provides for the ability to claim treble damages and civil penalties.

Government and agency securities civil actions and related matters

Certain governmental authorities have conducted investigations into activities relating to the trading of certain government and agency securities in various markets. The Group provided information in cooperation with such investigations.

Civil actions have also been filed on the basis of similar allegations, as described below.

Treasury auction securities civil actions

Consolidated putative class action complaints filed in US federal court against Barclays Bank PLC, BCI and other financial institutions under the Antitrust Act and state common law allege that the defendants (i) conspired to manipulate the US Treasury securities market and/or (ii) conspired to prevent the creation of certain platforms by boycotting or threatening to boycott such trading platforms. The court dismissed the consolidated action in March 2021. The plaintiffs have filed an amended complaint, which the defendants have moved to dismiss.

In addition, certain plaintiffs have filed a related, direct action against BCI and certain other financial institutions, alleging that defendants conspired to fix and manipulate the US Treasury securities market in violation of the Antitrust Act, the CEA and state common law.

Supranational, Sovereign and Agency bonds civil actions

Civil antitrust actions have been filed in the SDNY and Federal Court of Canada in Toronto against Barclays Bank PLC, BCI, BX, Barclays Capital Securities Limited and, with respect to the civil action filed in Canada only, Barclays Capital Canada, Inc. and other financial institutions alleging that the defendants conspired to fix prices and restrain competition in the market for US dollar-denominated Supranational, Sovereign and Agency bonds.

In one of the actions filed in the SDNY, the court granted the defendants’ motions to dismiss the plaintiffs’ complaint. The dismissal was affirmed on appeal. The plaintiffs have voluntarily dismissed the other SDNY action. In the Federal Court of Canada action, the plaintiffs reached settlements with a small number of banks in 2020 (not including Barclays Capital Canada, Inc.), but the plaintiffs have not commenced the class certification process and the action remains at an early stage.

Variable Rate Demand Obligations civil actions

Civil actions have been filed against Barclays Bank PLC and BCI and other financial institutions alleging the defendants conspired or colluded to artificially inflate interest rates set for Variable Rate Demand Obligations (VRDOs). VRDOs are municipal bonds with interest rates that reset on a periodic basis, most commonly weekly. Two actions in state court have been filed by private plaintiffs on behalf of the states of Illinois and California. Three putative class action complaints, two of which have been consolidated, have been filed in the SDNY (the third complaint was filed in June 2021). In the consolidated SDNY class action, certain of the plaintiff’s claims were dismissed in November 2020. In the California action, the plaintiffs’ claims were dismissed in June 2021. The plaintiffs may appeal.

Government bond civil actions

In a putative class action filed in the SDNY in 2019, plaintiffs alleged that BCI and certain other bond dealers conspired to fix the prices of US Government sponsored entity bonds in violation of US antitrust law. BCI agreed to a settlement of $87m, which received final court approval in 2020. Separately, various entities in Louisiana, including the Louisiana Attorney General and the City of Baton Rouge, have commenced litigation against Barclays Bank PLC and other financial institutions making similar allegations as the SDNY class action plaintiffs. The parties have reached a settlement to resolve these matters. The financial impact of the settlement is not expected to be material to the Group’s operating results, cash flows or financial position.

In 2018, a separate putative class action against various financial institutions including Barclays PLC, Barclays Bank PLC, BCI, Barclays Bank Mexico, S.A., and certain other subsidiaries of the Group was consolidated in the SDNY. The plaintiffs asserted antitrust and state law claims arising out of an alleged conspiracy to fix the prices of Mexican Government bonds. Barclays PLC has settled the claim for $5.7m, which is subject to final court approval.

Odd-lot corporate bonds antitrust class action

In 2020, BCI, together with other financial institutions, were named as defendants in a putative class action. The complaint alleges a conspiracy to boycott developing electronic trading platforms for odd-lots and price fixing. Plaintiffs demand unspecified money damages. The defendants have filed a motion to dismiss.

Interest rate swap and credit default swap US civil actions

Barclays PLC, Barclays Bank PLC and BCI, together with other financial institutions that act as market makers for interest rate swaps (IRS) are named as defendants in several antitrust class actions which were consolidated in the SDNY in 2016. The complaints allege the defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages.

In 2018, trueEX LLC filed an antitrust class action in the SDNY against a number of financial institutions including Barclays PLC, Barclays Bank PLC and BCI based on similar allegations with respect to trueEX LLC’s development of an IRS platform. In 2017, Tera Group Inc. filed a separate civil antitrust action in the SDNY claiming that certain conduct alleged in the IRS cases also caused the plaintiff to suffer harm with respect to the Credit Default Swaps market. In 2018 and 2019, respectively, the court dismissed certain claims in both cases for unjust enrichment and tortious interference but denied motions to dismiss the federal and state antitrust claims, which remain pending.

BDC Finance L.L.C.

In 2008, BDC Finance L.L.C. (BDC) filed a complaint in the Supreme Court of the State of New York (NY Supreme Court), demanding damages of $298m, alleging that Barclays Bank PLC had breached a contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement (the Agreement). Following a trial, the court ruled in 2018 that Barclays Bank PLC was not a defaulting party, which was affirmed on appeal. In April 2021, the trial court entered judgement in favour of Barclays Bank PLC for $3.3m and as yet to be determined legal fees and costs, BDC has appealed.

In 2011, BDC’s investment advisor, BDCM Fund Adviser, L.L.C. and its parent company, Black Diamond Capital Holdings, L.L.C. also sued Barclays Bank PLC and BCI in Connecticut State Court for unspecified damages allegedly resulting from Barclays Bank PLC’s conduct relating to the Agreement, asserting claims for violation of the Connecticut Unfair Trade Practices Act and tortious interference with business and prospective business relations. This case is currently stayed.

Civil actions in respect of the US Anti-Terrorism Act

There are a number of civil actions, on behalf of more than 4,000 plaintiffs, filed in US federal courts in the US District Court in the Eastern District of New York (EDNY) and SDNY against Barclays Bank PLC and a number of other banks. The complaints generally allege that Barclays Bank PLC and those banks engaged in a conspiracy to facilitate US dollar-denominated transactions for the Iranian Government and various Iranian banks, which in turn funded acts of terrorism that injured or killed plaintiffs or plaintiffs’ family members. The plaintiffs seek to recover damages for pain, suffering and mental anguish under the provisions of the US Anti-Terrorism Act, which allow for the trebling of any proven damages.

The court granted the defendants’ motions to dismiss three out of the six actions in the EDNY. Plaintiffs have appealed in one action. The remaining actions are stayed pending decisions on the appeal. Out of the two actions in the SDNY, the court also granted the defendants’ motion to dismiss one action. The remaining action is stayed pending any appeal in the former case.

Shareholder derivative action

In November 2020, a purported Barclays shareholder filed a putative derivative action in New York state court against BCI and a number of current and former members of the Board of Directors of Barclays PLC and senior executives or employees of the Group. The shareholder filed the claim on behalf of nominal defendant Barclays PLC, alleging that the individual defendants harmed the company through breaches of their duties, including under the Companies Act 2006. The plaintiff seeks damages on behalf of Barclays PLC for the losses that Barclays PLC allegedly suffered as a result of these alleged breaches. An amended complaint was filed in April 2021, which BCI and certain other defendants have moved to dismiss.

Derivative transactions civil action

In July 2021, Vestia (a Dutch housing association) issued a claim against Barclays Bank PLC in the UK in the High Court in relation to a series of derivative transactions entered into with Barclays Bank PLC between 2008 and 2012. The claim has not been served on Barclays.

Skilled person review and associated matters

In August 2020, the FCA granted an application by Clydesdale Financial Services Limited (CFS), which trades as Barclays Partner Finance and houses Barclays’ point-of-sale finance business, for a validation order with respect to certain loans to customers brokered by Azure Services Limited (ASL), a timeshare operator, which did not, at the point of sale, hold the necessary broker licence. As a condition to the validation order, the FCA required CFS to undertake a skilled person review of the assessment of affordability processes for the loans brokered by ASL (ASL Loans) as well as CFS’ policies and procedures for assessing affordability and oversight of brokers more generally, and dictated a remediation methodology in the event that ASL Loans did not pass the affordability test. CFS has voluntarily agreed to remediate the ASL Loans, which is expected to amount to £37m, in accordance with the FCA’s methodology. The remaining scope of the skilled person review is ongoing and the skilled person is expected to report in the fourth quarter of 2021.

It is not currently possible to predict the outcome of the skilled person review and/or whether remediation activity will be undertaken or required in relation to other parts of CFS’ loan portfolio and the scope of, and methodology for, any such remediation.

2. Barclays PLC, Barclays Bank PLC and Barclays Bank UK PLC

Investigation into UK cards’ affordability

The FCA is investigating certain aspects of the affordability assessment processes used by Barclays Bank UK PLC and Barclays Bank PLC for credit card applications made to Barclays’ UK credit card business. Barclays is providing information in cooperation with the investigation.

HM Revenue & Customs (HMRC) assessments concerning UK Value Added Tax

In 2018, HMRC issued notices that have the effect of removing certain overseas subsidiaries that have operations in the UK from Barclays’ UK VAT group, in which group supplies between members are generally free from VAT. The notices have retrospective effect and correspond to assessments of £181m (inclusive of interest), of which Barclays would expect to attribute an amount of approximately £128m to Barclays Bank UK PLC and £53m to Barclays Bank PLC. HMRC’s decision has been appealed to the First Tier Tribunal (Tax Chamber).

Local authority civil actions concerning LIBOR

Following settlement by Barclays Bank PLC of various governmental investigations concerning certain benchmark interest rate submissions referred to above in ‘Investigations into LIBOR and other benchmarks and related civil actions’, in the UK, certain local authorities have brought claims against Barclays Bank PLC and Barclays Bank UK PLC asserting that they entered into loans in reliance on misrepresentations made by Barclays Bank PLC in respect of its conduct in relation to LIBOR. Barclays Bank PLC and Barclays Bank UK PLC were successful in their applications to strike out the claims. One local authority has obtained permission to pursue an appeal against this decision, while the claims brought by the other local authorities have been settled on terms such that the parties have agreed not to pursue these claims and to bear their own costs.

3. Barclays PLC

Alternative trading systems

Barclays PLC has been named as a defendant in a claim brought in the UK in the High Court by various shareholders regarding Barclays PLC’s share price based on the allegations contained within a complaint by the New York State Attorney General (NYAG) in 2014. The NYAG complaint was filed against Barclays PLC and BCI in the NY Supreme Court alleging, among other things, that Barclays PLC and BCI engaged in fraud and deceptive practices in connection with LX, BCI’s SEC-registered alternative trading system. Such claim was settled in 2016, as previously disclosed. This new shareholder claim is seeking unquantified damages.

General

The Group is engaged in various other legal, competition and regulatory matters in the UK, the US and a number of other overseas jurisdictions. It is subject to legal proceedings brought by and against the Group which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, debt collection, consumer credit, fraud, trusts, client assets, competition, data management and protection, intellectual property, money laundering, financial crime, employment, environmental and other statutory and common law issues.

The Group is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which the Group is or has been engaged. The Group is cooperating with the relevant authorities and keeping all relevant agencies briefed as appropriate in relation to these matters and others described in this note on an ongoing basis.

At the present time, Barclays PLC does not expect the ultimate resolution of any of these other matters to have a material adverse effect on the Group’s financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters (including formerly active matters or those matters arising after the date of this note) will not be material to Barclays PLC’s results, operations or cash flow for a particular period, depending on, among other things, the amount of the loss resulting from the matter(s) and the amount of profit otherwise reported for the reporting period.

22. Related party transactions

Related party transactions in the half year ended 30 June 2021 were similar in nature to those disclosed in the Barclays PLC Annual Report 2020. No related party transactions that have taken place in the half year ended 30 June 2021 have materially affected the financial position or the performance of the Group during this period.

23.  Interest rate benchmark reform

Following the financial crisis, the reform and replacement of benchmark interest rates such as LIBOR has become a priority for global regulators. The FCA and other global regulators have instructed market participants to prepare for the cessation of LIBOR after the end of 2021, and to adopt RFRs. While it is expected that most reforms affecting the Group will be completed by the end of 2021, consultations and regulatory changes are in progress and as certain US Dollar tenors will continue to be published up to mid-2023, significant remediation efforts will continue beyond the end of 2021.

How the Group is managing the transition to alternative benchmark rates

Barclays has established a Group-wide LIBOR Transition Programme, further detail on the transition programme is available in the Barclays PLC Annual Report 2020 (page 367).

In March 2021, the FCA announced the dates that panel bank submissions for all LIBOR settings will cease, after which representative LIBOR rates will no longer be available, these are: immediately after 31 December 2021, in the case of all sterling, euro, Swiss franc and Japanese yen settings, and the 1-week and 2-month US dollar settings; and immediately after 30 June 2023, in the case of the remaining US dollar settings. Throughout 2021, the FCA will consult with market participants to require continued publication on a ‘synthetic’ basis for some sterling LIBOR settings and, for 1 additional year, some Japanese yen LIBOR settings.

Approaches to transition exposure expiring post the expected end dates for LIBOR vary by product and nature of counterparty. The transition we are undertaking is at the request of the regulators, in line with their expectations and according to the regulatory endorsed timetable. The rates to which clients and customers are being transitioned are endorsed by the regulators. We are making disclosures as part of the transition to clarify the rate to be applied and the potential risks inherent in the transition. Barclays is actively engaging with counterparties to transition or include appropriate fallback provisions and transition mechanisms in its floating rate assets and liabilities with maturities after 2021, when most IBORs are expected to cease to be published, or will be published on a non-representative basis for a limited time.

Barclays is working with central clearing counterparties where the transition of cleared derivative contracts will follow a market-wide, standardised approach to reform. Barclays is working to the UK Risk Free Rate Working Group (RFRWG) target of completion of active conversion of, and/or addition of robust fallbacks to legacy GBP LIBOR contracts, where viable by the end of Q321. Additionally, plans are in place to address non-GBP and other official sector industry milestones and targets.

Progress made during H121

Building on the progress made in 2020, the Group has delivered further alternative RFR product capabilities and alternatives to LIBOR across loans, bonds and derivatives. Client outreach is progressing to plan and we have continued to engage actively with customers and counterparties to transition or include the appropriate fallback provisions. The Group has in place detailed plans, processes and procedures to support the transition of the remainder during 2021. Barclays has adhered to the ISDA IBOR Fallbacks Protocol for its major derivative dealing entities and we continue to track progress and engage with clients on their own adherence. Following the progress made during 2020, the Group continues to deliver technology and business process changes in preparation for LIBOR cessation and transitions to RFRs that will be necessary during 2021 and beyond in line with official sector expectations and milestones.

The Group met the Q121 UK RFRWG milestone to cease initiation of GBP LIBOR linked loans, securitisations or linear derivatives and the Q221 milestones to cease initiation of new non-linear derivatives, exchange traded futures and Bank Of Japan milestone to cease issuance of JPY LIBOR linked loans and bonds. The Group has put in place controls so that any exceptions or exemptions are approved, and is taking a similar approach to forthcoming cessation

24. Barclays PLC parent company balance sheet

	As at 30.06.21	As at 31.12.20
Assets	£m	£m
Investment in subsidiaries	58,828	58,886
Loans and advances to subsidiaries	23,295	24,710
Financial assets at fair value through the income statement	21,046	17,521
Derivative financial instruments	2	7
Other assets	19	65
Total assets	103,190	101,189

Liabilities
Deposits at amortised cost	476	482
Cash collateral and settlement balances	—	—
Debt securities in issue	26,663	28,428
Subordinated liabilities	9,170	7,724
Financial liabilities designated at fair value	12,130	9,507
Other liabilities	135	176
Total liabilities	48,574	46,317

Equity
Called up share capital	4,249	4,340
Share premium account	319	297
Other equity instruments	11,169	11,169
Other reserves	488	394
Retained earnings	38,391	38,672
Total equity	54,616	54,872

Total liabilities and equity	103,190	101,189

Investment in subsidiaries

The investment in subsidiaries of £58,828m (December 2020: £58,886m) predominantly relates to investments in Barclays Bank PLC and Barclays Bank UK PLC, as well as holdings of their AT1 securities of £10,995m (December 2020: £10,995m). Barclays PLC considers the carrying value of its investment in subsidiaries to be fully recoverable.

Financial assets and liabilities designated at fair value

Financial liabilities designated at fair value of £12,130m (December 2020: £9,507m) comprises material issuances during the period of €750m Floating Notes, $1,000m Fixed Rate Resetting Senior Callable Notes, 600m AUD Fixed-to-Floating and Floating Rate Debt Instruments, and 77,000m JPY Fixed Rate Resetting Senior Callable Notes. The proceeds raised through these transactions were used to invest in subsidiaries of Barclays PLC which are included within the financial assets designated at fair value through the income statement balance of £21,046m (December 2020: £17,521m).

Loans and advances to subsidiaries

During the period, loans and advances to subsidiaries decreased by £1,415m to £23,295m (December 2020: £24,710m). The decrease was driven by the maturity of £2,200m senior loans to Barclays Bank PLC and a foreign exchange impact of £500m due to appreciation of GBP against major currencies (although the negative FX impact is offset across the balance sheet liabilities). There was also a £700m decrease in relation to the share buyback which took place in Q1 2020. This decrease was partially offset by £1,600m of new issuances of dated subordinated notes by Barclays Bank PLC to Barclays PLC and £776m dividend receipts from Barclays Bank PLC and Barclays Execution Services Limited.

Subordinated liabilities and debt securities in issue

During H121, Barclays PLC issued €1,000m and $1,000m of Fixed Rate Resetting Subordinated Callable Notes, which is included within the subordinated liabilities balance of £9,170m (December 2020: £7,724m). Debt securities in issue of £26,663m (December 2020: £28,428m) have reduced in the year due to the £2,200m maturity of senior issuances, offset in part by new issuances of €1,250m.

Other equity instruments

Other equity instruments comprises AT1 securities issued by Barclays PLC. There have been no new issuances or redemptions during the period.

Other reserves

As at 30 June 2021, there was a balance of £488m (December 2020: £394m) in other reserves. The increase is due to the repurchase of shares as part of the share buyback.

Management of internal investments, loans and advances

Barclays PLC retains the discretion to manage the nature of its internal investments in subsidiaries according to their regulatory and business needs. Barclays PLC may invest capital and funding into Barclays Bank PLC, Barclays Bank UK PLC and other Group subsidiaries such as Barclays Execution Services Limited and the US Intermediate Holding Company (IHC).

Appendix: Non-IFRS Performance Measures

The Group’s management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.

However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Loans and advances at amortised cost divided by deposits at amortised cost. The components of the calculation have been included on page 50.
Period end allocated tangible equity
Allocated tangible equity is calculated as 13.5% (2020: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Group’s tangible shareholders’ equity and the amounts allocated to businesses.

Average tangible shareholders’ equity
Calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity
Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on average tangible shareholders’ equity
Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on page 98 to 100.

Return on average allocated tangible equity
Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity. The components of the calculation have been included on page 98 to 101.

Cost: income ratio	Total operating expenses divided by total income.
Loan loss rate
Quoted in basis points and represents total annualised impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date. The components of the calculation have been included on page 27. Quoted as zero across the current reporting period due to credit impairment net release.

Net interest margin	Annualised net interest income divided by the sum of average customer assets. The components of the calculation have been included on pages 23 to 24.
Tangible net asset value per share
Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 102.

Returns

Return on average tangible equity is calculated as profit after tax attributable to ordinary equity holders of the parent as a proportion of average tangible equity, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 13.5% (2020: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the Group’s average tangible shareholders’ equity and the amounts allocated to businesses.

	Profit/(loss) attributable to ordinary equity holders of the parent	Average tangible equity	Return on average tangible equity
Half year ended 30.06.21	£m	£bn	%
Barclays UK	1,019	9.9	20.6
Corporate and Investment Bank	2,312	28.3	16.3
Consumer, Cards and Payments	386	4.0	19.1
Barclays International	2,698	32.3	16.7
Head Office	95	4.3	n/m
Barclays Group	3,812	46.5	16.4

Half year ended 30.06.20
Barclays UK	52	10.2	1.0
Corporate and Investment Bank	1,514	27.7	11.0
Consumer, Cards and Payments	(517)	4.7	(21.9)
Barclays International	997	32.4	6.2
Head Office	(354)	6.0	n/m
Barclays Group	695	48.6	2.9

	Half year ended 30.06.21
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Return on average tangible shareholders' equity	£m	£m	£m	£m	£m	£m
Attributable profit	1,019	2,312	386	2,698	95	3,812

	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	13.5	28.3	4.6	32.9	8.0	54.4
Average goodwill and intangibles	(3.6)	—	(0.6)	(0.6)	(3.7)	(7.9)
Average tangible shareholders' equity	9.9	28.3	4.0	32.3	4.3	46.5

Return on average tangible shareholders' equity	20.6%	16.3%	19.1%	16.7%	n/m	16.4%

	Half year ended 30.06.20
	Barclays UK	Corporate and Investment Bank	Consumer, Cards and Payments	Barclays International	Head Office	Barclays Group
Return on average tangible shareholders' equity	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	52	1,514	(517)	997	(354)	695

	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	13.8	27.7	5.4	33.1	9.9	56.8
Average goodwill and intangibles	(3.6)	—	(0.7)	(0.7)	(3.9)	(8.2)
Average tangible shareholders' equity	10.2	27.7	4.7	32.4	6.0	48.6

Return on average tangible shareholders' equity	1.0%	11.0%	(21.9)%	6.2%	n/m	2.9%

Barclays Group
Return on average tangible shareholders' equity	Q221	Q121	Q420	Q320	Q220	Q120	Q419	Q319
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	2,108	1,704	220	611	90	605	681	(292)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	54.4	54.4	55.7	56.4	58.4	55.2	54.5	56.4
Average goodwill and intangibles	(7.9)	(7.9)	(8.1)	(8.1)	(8.2)	(8.2)	(8.1)	(8.0)
Average tangible shareholders' equity	46.5	46.5	47.6	48.3	50.2	47.0	46.4	48.4

Return on average tangible shareholders' equity	18.1%	14.7%	1.8%	5.1%	0.7%	5.1%	5.9%	(2.4)%

Barclays UK
	Q221	Q121	Q420	Q320	Q220	Q120	Q419	Q319
Return on average allocated tangible equity	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	721	298	160	113	(123)	175	438	(907)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	13.5	13.5	13.4	13.7	13.9	13.7	13.8	13.9
Average goodwill and intangibles	(3.6)	(3.6)	(3.6)	(3.6)	(3.6)	(3.6)	(3.5)	(3.5)
Average allocated tangible equity	9.9	9.9	9.8	10.1	10.3	10.1	10.3	10.4

Return on average allocated tangible equity	29.1%	12.0%	6.5%	4.5%	(4.8)%	6.9%	17.0%	(34.9)%

Barclays International
	Q221	Q121	Q420	Q320	Q220	Q120	Q419	Q319
Return on average allocated tangible equity	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,267	1,431	441	782	468	529	397	799

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	33.0	32.8	31.1	31.2	34.2	31.9	31.9	33.3
Average goodwill and intangibles	(0.6)	(0.5)	(0.6)	(0.6)	(0.7)	(0.7)	(1.0)	(1.1)
Average allocated tangible equity	32.4	32.3	30.5	30.6	33.5	31.2	30.9	32.2

Return on average allocated tangible equity	15.6%	17.7%	5.8%	10.2%	5.6%	6.8%	5.1%	9.9%

Corporate and Investment Bank
	Q221	Q121	Q420	Q320	Q220	Q120	Q419	Q319
Return on average allocated tangible equity	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,049	1,263	413	627	694	820	193	609

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	28.4	28.2	26.3	26.4	29.1	26.2	25.9	26.9
Average goodwill and intangibles	—	—	—	—	(0.1)	—	(0.1)	—
Average allocated tangible equity	28.4	28.2	26.3	26.4	29.0	26.2	25.8	26.9

Return on average allocated tangible equity	14.8%	17.9%	6.3%	9.5%	9.6%	12.5%	3.0%	9.1%

Consumer, Cards and Payments
	Q221	Q121	Q420	Q320	Q220	Q120	Q419	Q319
Return on average allocated tangible equity	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	218	168	28	155	(226)	(291)	204	190

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	4.6	4.6	4.8	4.8	5.1	5.7	6.0	6.4
Average goodwill and intangibles	(0.6)	(0.5)	(0.6)	(0.6)	(0.6)	(0.7)	(0.9)	(1.1)
Average allocated tangible equity	4.0	4.1	4.2	4.2	4.5	5.0	5.1	5.3

Return on average allocated tangible equity	21.8%	16.5%	2.7%	14.7%	(20.2)%	(23.5)%	15.9%	14.2%

Tangible net asset value per share	As at 30.06.21	As at 31.12.20	As at 30.06.20
	£m	£m	£m
Total equity excluding non-controlling interests	67,052	65,797	68,304
Other equity instruments	(11,167)	(11,172)	(10,871)
Goodwill and intangibles	(8,196)	(7,948)	(8,163)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	47,689	46,677	49,270

	m	m	m
Shares in issue	16,998	17,359	17,345

	p	p	p
Tangible net asset value per share	281	269	284

Shareholder Information

Results timetable1			Date
Ex-dividend date			12 August 2021
Dividend record date			13 August 2021
Cut off time of 5:00pm (UK time) for the receipt of Dividend Re-investment Programme (DRIP) Application Form			27 August 2021
Dividend payment date			17 September 2021
Q321 Results Announcement			21 October 2021

For qualifying US and Canadian resident ADR holders, the half year dividend of 2.0p per ordinary share becomes 8.0p per ADS (representing four shares). The ex-dividend, dividend record and dividend payment dates for ADR holders are as shown above.

				% Change3
Exchange rates2	30.06.21	31.12.20	30.06.20	31.12.20	30.06.20
Period end - USD/GBP	1.38	1.37	1.24	1%	11%
6 month average - USD/GBP	1.39	1.31	1.26	6%	10%
3 month average - USD/GBP	1.40	1.32	1.24	6%	13%
Period end - EUR/GBP	1.17	1.12	1.10	4%	6%
6 month average - EUR/GBP	1.15	1.11	1.14	4%	1%
3 month average - EUR/GBP	1.16	1.11	1.13	5%	3%

Share price data
Barclays PLC (p)	171.12	146.68	114.42
Barclays PLC number of shares (m)	16,998	17,359	17,345

For further information please contact

Investor relations	Media relations
Chris Manners +44 (0) 20 7773 2136	Tom Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays.

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: 0371 384 20554 from the UK or +44 121 415 7004 from overseas.

American Depositary Receipts (ADRs)
Shareowner Services
StockTransfer@equiniti.com
Tel: +1 800 990 1135 (toll free in US and Canada), +1 651 453 2128 (outside the US and Canada)
Shareowner Services, PO Box 64504, St Paul, MN 55164-0504, USA.

Delivery of ADR certificates and overnight mail
Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120, USA.

Qualifying US and Canadian resident ADR holders should contact Shareowner Services for further details regarding the DRIP

1	Note that these dates are provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.
4	Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.